CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Execution version

Exhibit 10.8

LNG SALE AND PURCHASE AGREEMENT
by and between TELLURIAN TRADING UK LTD.
(Seller)
and
TOTAL GAS & POWER NORTH AMERICA, INC.
(Buyer)
dated as of July 10, 2019

______________________________________________________________________________

TABLE OF CONTENTS
Page

1.	Definitions and Interpretation		1
	1.1	Definitions	1
	1.2	Interpretation	17
	1.3	Replacement of Rates and Indices No Longer Available	17

2.	Approvals		19
	2.1	Approvals	19
	2.2	Change in Export Laws	19
	2.3	Conditions Precedent	20

3.	Subject Matter		20
	3.1	Sale and Purchase of LNG	20

4.	Term		21
	4.1	Term	21
	4.2	Date of Substantial Completion	22
	4.3	Date of Full Operations	22
	4.4	Contract Year	22

5.	Quantities		23
	5.1	ACQ	23
	5.2	Adjusted Annual Contract Quantity	24
	5.3	Seasonal Deliveries	24
	5.4	Round-Up/Round-Down Quantities	24
	5.5	Major Scheduled Maintenance	25
	5.6	Seller’s Delivery Obligation	26
	5.7	Buyer’s Purchase Obligation	27

6.	Delivery Point, Title and Risk, Destination		29
	6.1	Delivery Point	29
	6.2	Title and Risk	29
	6.3	Destination	29

7.	Transportation and Loading		29
	7.1	Transportation by Buyer	29
	7.2	Driftwood LNG Terminal	29
	7.3	Compatibility of the Driftwood LNG Terminal with LNG Tankers	31
	7.4	Buyer Inspection Rights in Respect of the Driftwood LNG Terminal	32
	7.5	LNG Tankers	33
	7.6	LNG Tanker Inspections; LNG Tanker Vetting Procedures; Right to Reject LNG Tanker	36
	7.7	Port Liability Agreement	37

i

	7.8	Driftwood Marine Operations Manual	39
	7.9	Loading of LNG Tankers	39
	7.10	Notice of Readiness	41
	7.11	Berthing Assignment	42
	7.12	Berth Laytime	43
	7.13	LNG Tanker Not Ready for LNG Loading; Excess Laytime	45
	7.14	LNG Loadings at the Driftwood LNG Terminal	47
	7.15	Cooperation	48
	7.16	Cool-Down of LNG Tankers	48
	7.17	Gas-Up of LNG Tankers	49

8.	Annual Delivery Program		51
	8.1	Programming Information	51
	8.2	Determination of Annual Delivery Program	52
	8.3	Changes to Annual Delivery Program	54
	8.4	Ninety Day Schedule	55

9.	Contract Sales Price		55
	9.1	Contract Sales Price	55

10.	Invoicing and Payment		56
	10.1	Invoices	56
	10.2	Payment	58
	10.3	Disputed Invoice	59
	10.4	Delay in Payment	59
	10.5	Audit Rights	60

11.	Taxes		60
	11.1	Responsibility	60
	11.2	Seller Taxes	60
	11.3	Buyer Taxes	61
	11.4	Withholding Taxes	61
	11.5	Transfer Taxes	62
	11.6	Mitigation and Cooperation	62
	11.7	Refunds	62

12.	Quality		63
	12.1	Specification	63
	12.2	Determining LNG Specifications	63
	12.3	Off-Specification LNG	63

13.	Measurements and Tests		66
	13.1	LNG Measurement and Tests	66
	13.2	Parties to Supply Devices	66

	13.3	Selection of Devices	66
	13.4	Tank Gauge Tables of LNG Tanker	66
	13.5	Gauging and Measuring LNG Volumes Loaded	66
	13.6	Samples for Quality Analysis	67
	13.7	Quality Analysis	67
	13.8	Operating Procedures	67
	13.9	MMBtu Quantity Delivered	67
	13.10	Verification of Accuracy and Correction for Error	67
	13.11	Costs and Expenses	68

14.	Force Majeure		68
	14.1	Force Majeure	68
	14.2	Limitations on Force Majeure	69
	14.3	Notification	71
	14.4	Measures	72
	14.5	No Extension of Term	72
	14.6	Settlement of Industrial Disturbances	72

15.	Liabilities and Indemnification		72
	15.1	General	72
	15.2	Limitations on Liability	72
	15.3	Buyer’s Credit; Credit Support	74
	15.4	Third Party Liability	75
	15.5	Seller’s Insurance	77
	15.6	Buyer’s Insurance	77

16.	Safety		77
	16.1	General	77
	16.2	Third Parties	78

17.	Exchange of Information		78

18.	Confidentiality		78
	18.1	Duty of Confidentiality	78
	18.2	Permitted Disclosures	79
	18.3	Confidential Information Remedy	80
	18.4	Duration of Confidentiality	80

19.	Default and Termination		81
	19.1	Seller’s Right to Suspend Performance	81
	19.2	Termination Events	81
	19.3	Termination	82
	19.4	Rights Accrued Prior to Termination	83
	19.5	Final Reconciliation	83

	19.6	Survival	83

20.	Dispute Resolution and Governing Law		84
	20.1	Dispute Resolution	84
	20.2	Expert Determination	87
	20.3	Governing Law	88
	20.4	Immunity	88

21.	Successors; Assignments		88
	21.1	Successors	88
	21.2	Assignment by Buyer	88
	21.3	Assignment by Seller	89
	21.4	Seller, Driftwood and Affiliate Financing	89

22.	Contract Language		91

23.	Miscellaneous		91
	23.1	Disclaimer of Agency	91
	23.2	Entire Agreement	91
	23.3	Third Party Beneficiaries	91
	23.4	Amendments and Waiver	91
	23.5	Exclusion	91
	23.6	Further Assurances	91
	23.7	Severability	91
	23.8	Representations and Warranties of Buyer	91
	23.9	Representations and Warranties of Seller	91

24.	Notices		92
	24.1	Form of Notice	92
	24.2	Electronic Transmission	93

25	Trade Law Compliance and Business Practices		93
	25.1	Trade Law Compliance	93
	25.2	Prohibited Practices	95
	25.3	Records; Audit	95
	25.4	Representations and Warranties	95
	25.5	Indemnity	96

Exhibit A    Measurements

LNG SALE AND PURCHASE AGREEMENT
THIS LNG SALE AND PURCHASE AGREEMENT (“Agreement”) is made and entered into as of July 10, 2019 (the “Effective Date”), by and between Tellurian Trading UK Ltd., a corporation incorporated under the laws of England and Wales whose principal place of business is located at 7 Clarges Street, London W1J 8AE (UK) (“Seller”), and Total Gas & Power North America, Inc., a corporation incorporated under the laws of Delaware whose principal place of business is located at 1201 Louisiana Street, Suite 1600, Houston, TX 77002, United States of America (“Buyer”). Buyer and Seller are each referred to herein as a “Party” and collectively as the “Parties”.
Recitals

(1)	Driftwood LNG LLC (“Driftwood”) is developing a liquefied natural gas (“LNG”) liquefaction terminal on the Calcasieu River, south of Lake Charles, Louisiana;

(2)	Seller has obtained or will obtain rights to LNG supply from Driftwood;

(3)	Buyer desires to be engaged in the purchase of LNG at Driftwood’s liquefaction terminal and transportation of such LNG to one or more Discharge Terminals; and

(4)	Seller and Buyer desire to execute this definitive agreement setting out the Parties’ respective rights and obligations in relation to the sale and purchase of LNG.
It is agreed:

1.	Definitions and Interpretation

1.1	Definitions
The words and expressions below shall, unless the context otherwise requires, have the meanings respectively assigned to them:

AAA:	as defined in Section 20.1.2;

Acceptable Credit Rating:
two (2) Credit Ratings that are each equal to or better than the following: (i) Baa3 by Moody’s Investors Service, Inc., (ii) BBB- by Standard & Poor’s Rating Services, a division of McGraw-Hill Companies, (iii) BBB- by Fitch Ratings, Inc., or (iv) any comparable Credit Ratings by any other nationally recognized statistical rating organizations registered with the U.S. Securities and Exchange Commission, including any successors to Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, or Fitch Ratings, Inc.;

Acceptable Guarantor:	an Affiliate of Assignee Buyer that has an Acceptable Credit Rating;

ACQ:	as defined in Section 5.1.1;

Actual Laytime:	as defined in Section 7.12.2;
Adjusted Annual Contract

Quantity or AACQ:	as defined in Section 5.2;

Adverse Weather Conditions:
weather or sea conditions actually experienced or reasonably forecasted at or near the Driftwood LNG Terminal that are sufficiently severe: (i) to prevent an LNG Tanker from proceeding to berth, or loading or departing from berth, in accordance with one or more of the following: (a) regulations published by a Governmental Authority; (b) an Approval; or (c) an order of a Pilot; (ii) to cause an actual determination by the master of an LNG Tanker that it is unsafe for such LNG Tanker to berth, load, or depart from berth; or (iii) to prevent or severely limit the production of LNG at the Driftwood LNG Terminal;

Affiliate:
with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such Person; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the direct or indirect ownership of fifty percent (50%) or more of the voting rights in a Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

Agreement:	this agreement, including the Exhibits hereto, as the same may be amended, modified or replaced from time to time;

Allotted Laytime:	as defined in Section 7.12.1;

Allowed Laytime:	as defined in Section 7.13.2(a);

Annual Delivery Program or ADP:	as defined in Section 8.2.3;

Anti-Corruption Law:
any of the U.S. Foreign Corrupt Practices Act, the OECD convention on anti-bribery, the U.K. Bribery Act of 2010, E.U. and E.U. member country anti-bribery and corruption laws, and any other corruption or similar statute, regulation, order or convention binding on the applicable Person, as each may be amended from time to time, and including any implementing regulations promulgated pursuant thereto;

Applicable Laws:
in relation to matters covered by this Agreement, all applicable laws, statutes, rules, regulations, ordinances, codes, standards and rules of common law, and judgments, decisions, interpretations, orders, directives, injunctions, writs, decrees, stipulations, or awards of any applicable Governmental Authority or duly authorized official, court or arbitrator thereof, in each case, now existing or which may be enacted or issued after the Effective Date;

Approvals:
any and all permits (including work permits), franchises, authorizations, approvals, grants, licenses, visas, waivers, exemptions, consents, permissions, registrations, decrees, privileges, variances, validations, confirmations or orders granted by or filed with any Governmental Authority, including the Export Authorizations;

Assessment Period:	as defined in Section 9.1.1;

Assignee Buyer:	as defined in Section 15.3.2;

Bankruptcy Event:
with respect to any Person: (i) such Person’s suspension of payment of, or request to any court for a moratorium on payment of, all or a substantial part of such Person’s debts, (ii) such Person’s making of a general assignment, compromise or any composition with or for the benefit of its creditors except to the extent otherwise permitted by Section 21, (iii) any petition or filing under the bankruptcy or other insolvency laws of any jurisdiction, or consent by answer by such Person to the filing against it, seeking relief or reorganization or arrangement (by way of voluntary arrangement, scheme of arrangement or otherwise) or any other similar petition or filing in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iv) any order or filing under the laws of any jurisdiction seeking the winding up, bankruptcy, liquidation, dissolution, custodianship or administration of such Person or any substantial part of such Person’s property, (v) any order under the bankruptcy or insolvency laws of any jurisdiction: (a) constituting an order for relief with respect to such Person; (b) approving a petition for relief or reorganization or any other petition in bankruptcy or insolvency law with respect to such Person; or (c) approving any petition filed in bankruptcy or insolvency law against such Person, or (vi) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of such Person or any substantial part of such Person’s property;

Btu:	the amount of heat equal to one thousand fifty-five decimal zero five six (1,055.056) Joules;

Business Day:	any Day (other than Saturdays, Sundays and public holidays in England) on which commercial banks are normally open to conduct business in London, England;

Buyer:	as defined in the Preamble;

Buyer Taxes:	as defined in Section 11.3;

Cargo DoP Payment:	as defined in Section 5.6.2;

Cargo DoP Quantity:	as defined in Section 5.6.2;

Cargo Shortfall Payment:	as defined in Section 5.7.3;

Cargo Shortfall Quantity:	as defined in Section 5.7.2;

Claim:
all claims, demands, legal proceedings, or actions that may exist, arise, or be threatened currently or in the future at any time following the Effective Date, whether or not of a type contemplated by any Party, and whether based on federal, state, local, statutory or common law or any other Applicable Law;

Conditions Precedent:	as defined in Section 2.3.1;

Confidential Information:	as defined in Section 18.1;

Connecting Pipeline:	HGAP, the Driftwood Pipeline and any pipeline as may be directly interconnected to the Driftwood LNG Terminal;

Contract Year:	as defined in Section 4.4;

Credit Rating:	a credit rating in respect of the senior, unsecured, long-term debt (not supported by third-party credit enhancement) of a Person;

CP Fulfillment Date:	as defined in Section 2.3.2;

CSP:	as defined in Section 9.1.1;

Date of Full Operations:	as defined in Section 4.3.1;

Date of Substantial Completion:	as defined in Section 4.2.1;

Day:	a period of twenty-four (24) consecutive hours starting at 00:00 hours local time in Calcasieu Parish, Louisiana;

Delivery Point:	as defined in Section 6.1;

Delivery Window:
a twenty-four (24) hour period starting at 6:00 a.m. Central Time on a specified Day and ending twenty-four (24) consecutive hours thereafter that is allocated to Buyer under the ADP or Ninety Day Schedule, as applicable;

Demurrage Event:	as defined in Section 7.12.3;

Demurrage Rate:	as defined in Section 7.12.3;

Direct Agreement:	as defined in Section 21.4.2;

Discharge Terminal:
with respect to each cargo of LNG taken or scheduled to be taken by Buyer pursuant to this Agreement, the facilities intended by Buyer to be utilized for the unloading, reception, discharge, storage, treatment (if necessary), and regasification of the LNG and the processing and send-out of Gas or regasified LNG, and other relevant infrastructure, including marine facilities (such as breakwaters and tugs) for the safe passage to berth of LNG Tankers, terminal facilities for the berthing and discharging of LNG Tankers, LNG storage tanks and the regasification plant;

Dispute:
any dispute or difference of whatsoever nature arising under, out of, in connection with or in relation (in any manner whatsoever) to this Agreement or the subject matter of this Agreement, including (a) any dispute or difference concerning the initial or continuing existence of this Agreement or any provision of it, or as to whether this Agreement or any provision of it is invalid, illegal or unenforceable (whether initially or otherwise); or (b) any dispute or claim which is ancillary or connected, in each case in any manner whatsoever, to the foregoing;

Driftwood LNG Terminal:
the facilities that Driftwood intends to construct, own and operate (or have operated on its behalf) in Calcasieu Parish, Louisiana, on the Calcasieu River, including the Gas pretreatment and processing facilities, liquefaction facility, storage tanks, utilities, terminal facilities, and associated port and marine facilities, and all other related facilities both inside and outside the LNG plant, inclusive of all Plants that Driftwood elects to construct;

Driftwood Marine Operations Manual:	as defined in Section 7.8;

Driftwood Pipeline:
that certain Gas pipeline that Driftwood LNG Pipeline LLC intends to construct, own and operate (or have operated on its behalf), and which will interconnect the Driftwood LNG Terminal with other Gas pipelines in Louisiana;

Driftwood SPA:	as defined in Section 19.2.11;

Effective Date:	as defined in the Preamble;

Electronic Transmission:
any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process;

EPC Contract:	each of the Phase 1 EPC Contract, Phase 2 EPC Contract, Phase 3 EPC Contract and Phase 4 EPC Contract;

ETA:	with respect to an LNG Tanker, the estimated time of arrival of such LNG Tanker at the PBS;

Excess Boil-Off Event:	as defined in Section 7.12.4;

Expert:	a Person agreed upon or appointed in accordance with Section 20.2.1;

Export Authorizations:	as defined in Section 2.1;

Export Control and Sanctions Laws:
export control and sanctions laws and regulations of the United States of America, including the Export Administration Regulations, 15 C.F.R. Parts 730 et seq., and economic sanctions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC), 31 C.F.R. Part 500 et seq.;

FID Condition Precedent:	as defined in Section 2.3.1(a);

Final Contract Year:	as defined in Section 4.4(b);

First Contract Year:	as defined in Section 4.4(a);

Force Majeure:	as defined in Section 14.1;

FTA Export Authorization:
an order from the Office of Fossil Energy of the U.S. Department of Energy granting to Seller, its direct or indirect LNG supplier or any other Person acting as agent on behalf of Seller or such LNG supplier the authorization to export LNG delivered pursuant to this Agreement (or pursuant to an LNG supply or tolling agreement with such LNG supplier) by vessel from the Driftwood LNG Terminal to countries that have entered into a free trade agreement with the United States of America requiring the national treatment for trade in natural gas for a specific term, as the same may be supplemented, amended, modified, changed, superseded or replaced from time to time;

Full Operations:	as defined in Section 4.3.2;

Gas:	any hydrocarbon or mixture of hydrocarbons consisting predominantly of methane that is in a gaseous state;

Governmental Authority:
any national, regional, state, or local government, or any subdivision, agency, commission or authority thereof (including any maritime authorities, port authority or any quasi-governmental agency), having jurisdiction over a Party (or any Affiliate or direct or indirect owner thereof), a Connecting Pipeline, Gas in a Connecting Pipeline or the Driftwood LNG Terminal, the Driftwood LNG Terminal, LNG in the Driftwood LNG Terminal, an LNG Tanker, LNG or Gas in an LNG Tanker, a Transporter, the last disembarkation port of an LNG Tanker, a Discharge Terminal, or any Gas pipeline which interconnects with a Connecting Pipeline and which transports Gas to or from a Connecting Pipeline, as the case may be, and acting within its legal authority;

Gross Heating Value:
the quantity of heat expressed in Btu produced by the complete combustion in air of one (1) cubic foot of anhydrous gas, at a temperature of sixty (60) degrees Fahrenheit and at an absolute pressure of fourteen decimal six nine six (14.696) pounds per square inch, with the air at the same temperature and pressure as the gas, after cooling the products of the combustion to the initial temperature of the gas and air, and after condensation of the water formed by combustion;

Guarantor:	any Acceptable Guarantor executing a Guaranty for delivery to Seller hereunder to the extent required hereunder;

Guaranty:	an irrevocable payment guaranty, in a form reasonably acceptable to Seller, which is executed by a Guarantor in favor of Seller;

HGAP:	that certain Gas pipeline that Haynesville Global Access Pipeline LLC intends to construct, own and operate (or have operated on its behalf);

ICC:	as defined in Section 20.2.1;

Indemnified Party:	as defined in Section 15.4(a);

Indemnifying Party:	as defined in Section 15.4(a);

International LNG Terminal Standards:
to the extent not inconsistent with the express requirements of this Agreement, the international standards and practices applicable to the design, construction, equipment, operation or maintenance of LNG liquefaction terminals, established by the following (such standards to apply in the following order of priority): (i) a Governmental Authority having jurisdiction over the Driftwood LNG Terminal, Driftwood, the operator of the Driftwood LNG Terminal or Seller; (ii) the Society of International Gas Tanker and Terminal Operators (to the extent applicable); (iii) the Oil Companies International Marine Forum (OCIMF) (to the extent applicable) and (iv) any other internationally recognized non-governmental agency or organization with whose standards and practices it is customary for Reasonable and Prudent Operators of LNG liquefaction terminals, to comply, provided, however, that in the event of a conflict between any of the priorities noted above, the priority with the lowest roman numeral noted above shall prevail;

International LNG Vessel Standards:
the standards and practices from time to time in force applicable to the ownership, design, equipment, operation or maintenance of LNG vessels established by: (i) a Governmental Authority having jurisdiction over the LNG vessel in the Loading Port; (ii) the International Maritime Organization (IMO); (iii) the classification society of the LNG vessel, provided such classification society is a member of the International Association of Classification Societies Ltd. (IACS); (iv) the Oil Companies International Marine Forum (OCIMF); (v) the Society of International Gas Tanker and Terminal Operators (SIGTTO); and (vi) any other internationally recognized agency or non-governmental organization with whose standards and practices it is customary for Reasonable and Prudent Operators of LNG vessels similar to those applicable to this Agreement, to comply, provided, however, that in the event of a conflict between any of the priorities noted above, the priority with the lowest roman numeral noted above shall prevail;

International Standards:	(i) with respect to Buyer, the International LNG Vessel Standards; (ii) with respect to Seller, the International LNG Terminal Standards;

In-Transit Final Notice:	as defined in Section 7.9.3(d);

In-Transit First Notice:	as defined in Section 7.9.2;

In-Transit Fourth Notice:	as defined in Section 7.9.3(c);

In-Transit Second Notice:	as defined in Section 7.9.3(a);

In-Transit Third Notice:	as defined in Section 7.9.3(b);

JKM:	as defined in Section 9.1.1;

Lender:
any Person, other than a shareholder of either Party, duly authorized in its principal place of business to lend monies, to finance or to provide financial support in any form in respect of the Driftwood LNG Terminal or any other facilities under development by Seller, Driftwood or their respective Affiliates, including any commercial bank, export credit agency, funding agency, bondholder, institutional investor, insurance company, underwriter, or similar institution in relation to the provision of finance or financial support;

Lenders’ Agent:	as defined in Section 21.4.1;

LIBOR:
the rate per annum equal to the London Interbank Offer Rate as administered by ICE Benchmark Administration Limited (or any Person which takes over the administration of that rate) for three (3) month deposits in USD as published at or about 11:00 a.m. London time on any Business Day;

LNG:	Gas in a liquid state at or below its point of boiling and at or near atmospheric pressure;

LNG Tanker(s):
an ocean-going vessel suitable for transporting LNG which complies with the requirements of this Agreement and which Buyer uses or causes to be used, or intends to use or to be used, in connection with this Agreement;

Loading Port:	the port where the Driftwood LNG Terminal is located, or the port at an alternate supply source pursuant to Section 3.1.2;

Loss:
any and all losses, liabilities, damages, costs, judgments, settlements and expenses (whether or not resulting from Claims by Third Parties), including interest and penalties with respect thereto and reasonable attorneys’ and accountants’ fees and expenses;

M:	as defined in Section 9.1.1;

Major Scheduled Maintenance Quantity:	as defined in Section 5.5;

Measurement Dispute:	as defined in Section 20.2.1;

Mitigation Sale:	as defined in Section 5.7.5;

Mitigation Sale Payment:	as defined in Section 5.7.6;

MMBtu:	one million (1,000,000) Btus;

Month:
each period of time which starts at 00:00 local time in Lake Charles, Louisiana, on the first Day of each calendar month and ends at 24:00 local time in Lake Charles, Louisiana, on the last Day of the same calendar month;

Ninety Day Schedule:	as defined in Section 8.4;

Non-FTA Export Authorization:
an order from the Office of Fossil Energy of the U.S. Department of Energy granting to Seller, its direct or indirect LNG supplier or any other Person acting as agent on behalf of Seller or such LNG supplier the authorization to export LNG delivered pursuant to this Agreement (or pursuant to an LNG supply or tolling agreement with such LNG supplier) by vessel from the Driftwood LNG Terminal to countries that have not entered into a free trade agreement with the United States of America requiring the national treatment for trade in natural gas, which currently has or in the future develops the capacity to import LNG, and with which trade is not prohibited by United States of America law or policy, for a specific term, as the same may be supplemented, amended, modified, changed, superseded or replaced from time to time;

Notice of Readiness or NOR:	the notice of readiness issued by the master of an LNG Tanker or its agent in accordance with Section 7.10.1;

Off-Spec LNG:	as defined in Section 12.3.1;

Operational Tolerance:	as defined in Section 5.6.3;

Original Buyer:	Total Gas & Power North America, Inc., and not any successor or assign thereof;

P&I Club:	a Protection and Indemnity Club that is a member of the International Group of P&I Clubs;

P&I Insurance:	as defined in Section 15.6(b);

Party:	Buyer or Seller, and Parties means both Buyer and Seller;

Payment Business Day:	each Day that is a Business Day on which commercial banks are normally open to conduct business in the United States of America;

Payor:	as defined in Section 11.4;

PBS:
the customary Pilot boarding station at the Loading Port where the Pilot boards the LNG Tanker, as determined by the applicable Governmental Authority or other entity with authority to regulate transit and berthing of vessels at the Loading Port;

Person:	any individual, corporation, partnership, limited liability company, trust, unincorporated organization or other legal entity, including any Governmental Authority;

Phase 1 EPC Contract:
that certain Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Driftwood LNG Phase 1 Liquefaction Facility, between Driftwood LNG LLC and Bechtel Oil, Gas and Chemicals, Inc., dated November 10, 2017;

Phase 1 Plants:	each of Plant 1, Plant 2 and Plant 3;

Phase 1 Project:
collectively, the Phase 1 Plants, associated facilities, and associated Pipelines and Production Facilities, which shall include (a) the Phase 1 Plants and the related infrastructure for production of sixteen decimal five six (16.56) million tonnes per annum of LNG, (b) the Driftwood Pipeline and related infrastructure, and (c) the Permian Global Access Pipeline and related infrastructure – PGAP (approx. two (2) billion cubic feet per day capacity) or for the latter, any other equivalent asset allowing Driftwood Holdings LP and its wholly-owned Affiliates to access competitive gas prices in the Permian Basin;

Phase 2 EPC Contract:
that certain Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Driftwood LNG Phase 2 Liquefaction Facility, between Driftwood LNG LLC and Bechtel Oil, Gas and Chemicals, Inc., dated November 10, 2017;

Phase 3 EPC Contract:
that certain Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Driftwood LNG Phase 3 Liquefaction Facility, between Driftwood LNG LLC and Bechtel Oil, Gas and Chemicals, Inc., dated November 10, 2017;

Phase 4 EPC Contract:
that certain Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Driftwood LNG Phase 4 Liquefaction Facility, between Driftwood LNG LLC and Bechtel Oil, Gas and Chemicals, Inc., dated November 10, 2017;

Pilot:	any Person engaged by Transporter to come on board the LNG Tanker to assist the master in pilotage, maneuvering, berthing and unberthing of such LNG Tanker;

Pipelines:	as defined in the Total ECCA;

Plant:	each of Plant 1, Plant 2, Plant 3, Plant 4 and Plant 5;

Plant 1:	the LNG production plant to be constructed at the Driftwood LNG Terminal pursuant to the Phase 1 EPC Contract that is described thereunder as “LNG Plant 1”;

Plant 2:	the LNG production plant to be constructed at the Driftwood LNG Terminal pursuant to the Phase 1 EPC Contract that is described thereunder as “LNG Plant 2”;

Plant 3:	the LNG production plant to be constructed at the Driftwood LNG Terminal pursuant to the Phase 2 EPC Contract;

Plant 4:	the LNG production plant to be constructed at the Driftwood LNG Terminal pursuant to the Phase 3 EPC Contract;

Plant 5:	the LNG production plant to be constructed at the Driftwood LNG Terminal pursuant to the Phase 4 EPC Contract;

Platts Business Day:	as defined in Section 9.1.1;

Port Charges:
all charges of whatsoever nature (including rates, tolls, dues, fees, and imposts of every description) in respect of an LNG Tanker entering or leaving the Loading Port or loading LNG, including wharfage fees, in-and-out fees, franchise fees, line handling charges, and charges imposed by tugs, the U.S. Coast Guard, a port authority, a harbor master, a Pilot, and any other authorized Person assisting an LNG Tanker to enter or leave the Loading Port, and further including port use fees, throughput fees and similar fees payable by users of the Loading Port (or by Driftwood or the operator of the Driftwood LNG Terminal on behalf of such users);

Port Liability Agreement:	an agreement for use of the port and marine facilities located at the Loading Port, to be entered into as described in Section 7.7.1;

Preliminary AACQ:	as defined in Section 5.4.1;

Production Facilities:	as defined in the Total ECCA;

Provisional Invoice:	as defined in Section 10.1.7(a);

Reasonable and Prudent Operator:	a Person seeking in good faith to perform its contractual obligations, and in so doing, and in the general conduct of its undertaking, exercising that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected from a skilled and experienced operator, complying with all applicable International Standards and practices and regulations and approvals of Governmental Authorities, engaged in the same type of undertaking under the same or similar circumstances and conditions;

Required Modification:	as defined in Section 7.3.2;

Round-Down Quantity:	as defined in Section 5.4.3;

Round-Up Quantity:	as defined in Section 5.4.2;

SCF:
for Gas, the quantity of anhydrous Gas that occupies one (1) cubic foot of space at a temperature of sixty (60) degrees Fahrenheit and a pressure of fourteen decimal six nine six (14.696) pounds per square inch absolute;

Scheduled Cargo Quantity:	the quantity of LNG (in MMBtus) identified in the ADP or Ninety Day Schedule to be loaded onto an LNG Tanker in a Delivery Window in accordance with Section 8;

Seller:	as defined in the Preamble;

Seller Aggregate Liability:	as defined in Section 15.2.6(b);

Seller Liability Cap:	as defined in Section 15.2.6(c);

Seller Taxes:	as defined in Section 11.2;

SI:	the International System of Units;

SIRE:	Ship Inspection Report Exchange;

SIRE Accredited Inspector:	an inspector qualified by the OCIMF to inspect an LNG Tanker for the purpose of generating an inspection report for inclusion in OCIMF’s Ship Inspection Report Program;

Specifications:	as defined in Section 12.1;

Stub Quantity:	as defined in Section 5.4.1;

Substantial Completion:	as defined in Section 4.2.2;

Taxes:
all taxes, levies, duties, charges, withholdings and all other assessments (but excluding Port Charges), which may now or hereafter be enacted, levied or imposed, directly or indirectly, by a Governmental Authority, including income, value added, goods and services, sales and use, gross receipts, license, payroll, environmental, profits, severance, premium, franchise, property, ad valorem, excise, capital stock, import, stamp, transfer, withholding, employment, occupation, generation, privilege, utility, regulatory, energy, consumption, lease, filing, recording and activity taxes, levies, duties, fees, charges, and imposts and any sum charged by reference to energy value and/or carbon content (regardless of whether the quantum of the charge is calculated by reference to energy value and/or carbon content or by reference to sums payable under this Agreement or otherwise), together with any and all penalties, interest and additions thereto;

Term:	as defined in Section 4.1;

Terminating Party:	as defined in Section 19.3.1;

Termination Event:	as defined in Section 19.2;

Third Party:	a Person other than a Party;

Third Party Claim:	as defined in Section 15.4(a);

Total ECCA:	as defined in Section 2.3.1(b);

Total ECCA Conditions Precedent:	as defined in Section 2.3.1(b);

Tranche:	as defined in Section 5.3;

Transfer Taxes:	as defined in Section 11.5;

Transporter:	any Person who contracts with Buyer (or any Person taking delivery, at the Driftwood LNG Terminal, of LNG sold to Buyer hereunder), for purposes of providing or operating any of the LNG Tankers; and

USD or US$:	the lawful currency from time to time of the United States of America.

1.2	Interpretation
For purposes of this Agreement:

1.2.1	The titles, headings, and numbering in this Agreement are included for convenience only and will have no effect on the construction or interpretation of this Agreement.

1.2.2
References in this Agreement to Sections and Exhibits are to those of this Agreement unless otherwise indicated. References to this Agreement and to agreements and contractual instruments will be deemed to include all exhibits, schedules, appendices, annexes, and other attachments thereto and all subsequent amendments and other modifications to such instruments, to the extent such amendments and other modifications are not prohibited by the terms of this Agreement.

1.2.3	The word “include” or “including” will be deemed to be followed by “without limitation.” The term “will” has the same meaning as “shall,” and thus imposes an obligation.

1.2.4	Whenever the context so requires, the singular includes the plural and the plural includes the singular, and the gender of any pronoun includes the other gender.

1.2.5	Unless otherwise indicated, references to any statute, regulation or other law will be deemed to refer to such statute, regulation or other law as amended or any successor law.

1.2.6	Unless otherwise indicated, references to a Person shall include such Person’s successors and permitted assigns.

1.2.7	Unless otherwise indicated, any reference to a time of Day shall be to Central Time in the United States of America.

1.2.8
Approximate conversions of any unit of measurement contained in parenthesis following the primary unit of measurement included in Sections 1 through 25 of this Agreement are inserted as a matter of operational convenience only to show the approximate equivalent in such different measurement. The obligations of the Parties under Sections 1 through 25 of this Agreement will be undertaken in respect of the primary unit of measurement and not in respect of any such approximate conversion.

1.3	Replacement of Rates and Indices No Longer Available

1.3.1
Subject to Section 1.3.6, if (a) a publication that contains a rate or index used in this Agreement ceases to be published for any reason or (b) such a rate or index ceases to exist, is materially modified, or no longer is used as a liquid trading point for Gas or LNG (as applicable), so as systematically to change its economic result, or is disaggregated, displaced or abandoned, for any reason, the Parties shall promptly discuss, with the aim of jointly selecting a rate or index or rates or indices to be used in place of such rates and indices that maintains the intent and economic effect of those original rates or indices.

1.3.2
If the Parties fail to agree on a replacement rate or index pursuant to Section 1.3.1 within thirty (30) Days, the Parties may submit such issue to an Expert pursuant to Section 20.2, as amended by the provisions of this Section 1.3.2. Any Expert selected shall be instructed to select the published rate or index, or a combination of published rates or indices, with adjustments as necessary or appropriate, that most nearly preserves the intent and economic result of the original rates or indices. If the Parties are not able to agree upon an Expert within ten (10) Days after the receipt of the notice of request for expert determination, either Party may elect to refer the determination of the replacement rate or index for arbitration in accordance with Section 20.1.

1.3.3
If any rate used in this Agreement is not published for a particular date, but the publication containing such rate continues to be published and the rate itself continues to exist, the Parties shall use the published rate in effect for the date such rate was most recently published prior to the particular date, unless otherwise provided in this Agreement.

1.3.4
If any index used in this Agreement is not published for a particular date, but the publication containing such index continues to be published and the index itself continues to exist, the Parties shall use the published rate in effect for the date such rate was most recently published prior to the particular date, unless otherwise provided in this Agreement. If the index is subsequently published for the particular date, such published index will be substituted for the previously-used index and any calculations involving such index will be recalculated and the Parties will take any necessary actions based upon these revised calculations, including adjustments of amounts previously invoiced or paid.

1.3.5
If an incorrect value is published for any rate or index used in this Agreement and such error is corrected and published within ninety (90) Days of the date of the publication of such incorrect rate or index, such corrected rate or index will be substituted for the incorrect rate or index and any calculations involving such rate or index will be recalculated and the Parties will take any necessary actions based upon these revised calculations, including adjustments of amounts previously invoiced or paid.

1.3.6
Either Party may provide to the other Party notice at any time if such notifying Party reasonably believes that JKM has, when compared with JKM as at the Effective Date, ceased to be representative of the value of LNG delivered on a spot basis in China, Korea, Taiwan and Japan, due to a material decrease in (a) index liquidity and/ or (b) the number and range of participating counterparties. Following such notice, the Parties shall meet (such meeting the “JKM Meeting”) and discuss whether or not to replace JKM with a replacement index or methodology which maintains the Parties in a similar commercial position as they were when using JKM.  If the Parties are unable to agree within thirty (30) Days of such notice, the Parties shall refer the matter to their respective senior management for resolution thereof.  If senior management of the Parties are unable to agree within thirty (30) Days of such referral, then either Party may seek to resolve the Dispute through arbitration in accordance with Section 20, which arbitration shall be limited to deciding (x) whether JKM has, when compared with JKM as at the Effective Date, ceased to be representative of the value of LNG delivered on a spot basis in China, Korea, Taiwan and Japan due to a material decrease in (a) index liquidity and/or (b) the number and range of participating counterparties and (y) if so, the replacement index or methodology to be applied which maintains the Parties in a similar commercial position as they were when using JKM, or whether to retain the use JKM. Upon the earlier to occur of (i) a final decision being handed down by the arbitrators to substitute JKM with a replacement index or methodology; or (ii) a new index or methodology is agreed between the Parties or, as applicable, their respective senior management, such new index or methodology shall be applied retroactively from the date of the first JKM Meeting and shall be applied to all invoices issued on and from the date of the first JKM Meeting.

2.	Approvals

2.1	Approvals
Seller shall at all times obtain and maintain, or cause to be obtained and maintained, in force the FTA Export Authorization(s) and Non-FTA Export Authorization(s) required to permit the export of all quantities of LNG to be made available hereunder (each of the foregoing FTA Export Authorization(s) and Non-FTA Export Authorization(s), an “Export Authorization”), in each case except as may be excused by Force Majeure. Each Party shall use reasonable efforts to obtain and maintain in force, or cause to be obtained and maintained in force, the other Approvals (other than the Export Authorizations) that are required for its own performance of this Agreement, and shall cooperate fully with each other whenever necessary for this purpose.

2.2	Change in Export Laws
If the laws of the United States of America do not require maintenance of or compliance with one or more Export Authorization(s) to export LNG from the United States of America to a Discharge Terminal, then in respect of such Discharge Terminal, for so long as the laws of the United States of America do not require such maintenance or compliance, the Parties agree that this Agreement shall be read and construed to omit those provisions of this Agreement relating to such affected Export Authorization(s) and neither Party shall have any rights or obligations (including obligations to maintain such affected Export Authorization(s) and claims of Force Majeure) in respect of any such Export Authorization(s).

2.3	Conditions Precedent

2.3.1
The Parties recognize and agree that this Agreement (other than the provisions of this Section 2.3 and Sections 1, 2.1, 2.2, 4.1 and 14 to 25, which shall all be in full force and effect as of the Effective Date) shall not become effective unless and until:

(a)
Driftwood has notified Seller that a positive final investment decision has been made by or on behalf of Driftwood in respect of the Phase 1 Project (such requirement, the “FID Condition Precedent”); and

(b)
the conditions set out in Section 4.1 of the Equity Capital Contribution Agreement between Driftwood Holdings LP and Total Delaware Inc. (the “Total ECCA”) have been satisfied or waived in accordance with the terms of the Total ECCA (such requirement, the “Total ECCA Conditions Precedent” and together with the FID Condition Precedent, the “Conditions Precedent”).

2.3.2
Promptly upon satisfaction of the Conditions Precedent, Seller shall notify Buyer of such satisfaction. Satisfaction of the FID Condition Precedent can be waived only by Seller upon notice to Buyer. Satisfaction of the Total ECCA Conditions Precedent can be waived only by mutual written agreement between the Parties. The date that the Conditions Precedent are satisfied or waived shall be the “CP Fulfillment Date.”

2.3.3
If the Total ECCA is terminated by either party thereto pursuant to Section 2.1(c) of the Total ECCA, then upon such termination of the Total ECCA, this Agreement shall automatically terminate without further action by either Party, and without any liability to either Party as a result of such termination.

3.	Subject Matter

3.1	Sale and Purchase of LNG

3.1.1
Seller shall sell and make available for delivery, or compensate Buyer if not made available for delivery, LNG in cargoes at the Delivery Point, and Buyer shall take and pay for, or compensate Seller if not taken, such LNG, in the quantities and at the prices set forth in and otherwise in accordance with and subject to the provisions of this Agreement.

3.1.2
Seller intends to load cargoes from the Driftwood LNG Terminal, but, upon not less than sixty (60) Days’ prior written notice and subject to the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed), Seller may deliver cargoes to Buyer from any alternate source; provided, that:

(a)	LNG from such alternate source shall, when made available by Seller to Buyer, comply with the Specifications;

(b)	LNG from such alternate source shall comply with the specifications in Buyer’s relevant LNG sales contractual obligation(s) in the reasonable determination of Buyer;

(c)	Seller has agreed to reimburse Buyer an amount equal to Buyer’s reasonable estimate of the increased costs that would be incurred as a result of the delivery of LNG at such alternate source;

(d)
the delivery of LNG at an alternate source is necessitated by operational conditions affecting the Driftwood LNG Terminal that have reduced the capability of the Driftwood LNG Terminal to produce or load LNG;

(e)
the receipt of LNG at an alternate source will not affect the ability of LNG Tankers to perform such cargo receipts and deliveries and other cargo receipts and deliveries in a timely fashion and in accordance with Buyer’s contractual obligations, in the reasonable determination of Buyer;

(f)	the facilities at the alternate source are compatible with LNG Tankers and acceptable in the reasonable determination of Buyer;

(g)	any other condition reasonably imposed by Buyer has been satisfied by Seller to Buyer’s reasonable satisfaction; and

(h)	the alternate source and the voyage thereto do not present added risks or dangers to any LNG Tanker or personnel of Buyer or any Affiliate of Buyer in the reasonable determination of Buyer.

4.	Term

4.1	Term
This Agreement shall enter into force and effect as set forth in Section 2.3.1 and, subject to Section 19 and to any automatic extension pursuant to Exhibit B, shall continue in force and effect until the fifteenth (15th) anniversary of the Date of Full Operations of the first Phase 1 Plant to achieve Full Operations (the “Term”).

4.2	Date of Substantial Completion

4.2.1	The Day Buyer is notified by Seller as the day on which a Plant achieves Substantial Completion shall be the “Date of Substantial Completion” for such Plant.

4.2.2
For all purposes of this Agreement, “Substantial Completion” of a Plant shall mean “Substantial Completion” of the “Project” that includes such Plant, in accordance with the EPC Contract pursuant to which such Plant is to be constructed (where “Project” and “Substantial Completion” are defined according to such EPC Contract). Seller shall provide prompt written notice to Buyer in the event that the terms of any EPC Contract are amended in a manner that alters the manner in which the Date of Substantial Completion of Plant 1, Plant 2 or Plant 3 is determined under such EPC Contract.

4.3	Date of Full Operations

4.3.1
The Day occurring three hundred and sixty-five (365) Days after the Date of Substantial Completion of a Plant, or any earlier date during such three hundred sixty-five (365)-Day period as elected by Seller and notified by Seller with not less than one hundred eighty (180) Days’ prior notice, shall be the “Date of Full Operations” for such Plant.

4.3.2	For all purposes of this Agreement, a Plant shall be considered to have achieved “Full Operations” as of the Date of Full Operations of such Plant.

4.3.3	If Seller elects an early Date of Full Operations of a Plant pursuant to Section 4.3.1, then:

(a)	the ACQ shall be adjusted according to Section 5.1.3; and

(b)
if applicable, Seller shall issue an ADP, or, as applicable, a revised ADP, that includes any additional cargo loadings required as a result thereof, with Seller using reasonable efforts to accommodate Buyer’s requests in respect thereof and making any changes in full-cargo lots (with any quantity that cannot be scheduled due to the full-cargo lot requirement being deemed a Round-Down Quantity or Round-Up Quantity, as applicable, carried forward to the next Contract Year).

4.4	Contract Year
References to a “Contract Year” mean a period of time from and including January 1st through and including December 31st of the same calendar year, provided that:

(a)	the first Contract Year is the period of time beginning on the Date of Full Operations of the first Phase 1 Plant to achieve Full Operations and ending on December 31st of the same calendar year (the “First Contract Year”); and

(b)	the final Contract Year is the period of time beginning on the January 1st immediately preceding the final Day of the Term and ending on the final Day of the Term (the “Final Contract Year”).

5.	Quantities

5.1	ACQ

5.1.1
ACQ. Subject to Sections 5.1.2 and 5.1.3, Buyer’s annual contract quantity of LNG under this Agreement (“ACQ”) for any given Contract Year shall be seventy-eight million two hundred fifty-five thousand (78,255,000) MMBtu; provided, however, that if prior to the Date of Full Operations of Plant 4, Seller is notified by Driftwood during the establishment of the ADP that the total LNG to be produced by Plant 1, Plant 2 and Plant 3 is anticipated by Driftwood, acting as a reasonable and prudent operator to be less than seven hundred eighty-two million, five hundred fifty thousand (782,550,000) MMBtu for the applicable Contract Year, as notified by Seller, then Seller, in its sole discretion, may elect to reduce the ACQ for such Contract Year by such difference, but not below sixty-five million two hundred twelve thousand five hundred (65,212,500) MMBtu.

5.1.2	First and Final Contract Years. The ACQ for the First Contract Year and Final Contract Year shall be pro-rated based on the number of days in each such Contract Year.

5.1.3	Start-Up.

(a)
The ACQ during the period of time from the Date of Full Operations of the first Phase 1 Plant to achieve Full Operations until the Date of Full Operations of the second Phase 1 Plant to achieve Full Operations shall be twenty-six million eighty-five thousand (26,085,000) MMBtu, pro-rated for the number of days in such period.

(b)
The ACQ during the period of time from the Date of Full Operations of the second Phase 1 Plant to achieve Full Operations until the Date of Full Operations of the third Phase 1 Plant to achieve Full Operations shall be fifty-two million one hundred seventy thousand (52,170,000) MMBtu, pro-rated for the number of days in such period.

5.1.4	Measurement Units. The ACQ shall be expressed in MMBtus. All references in this Agreement to cargoes or other units are solely for operational convenience.

5.2	Adjusted Annual Contract Quantity
The “Adjusted Annual Contract Quantity” or “AACQ”, expressed in MMBtu, for each Contract Year shall be, subject to Exhibit B, equal to the ACQ for the relevant Contract Year, plus any of the following:

5.2.1	any Round-Up Quantity for such Contract Year, determined in accordance with Section 5.4.2; and

5.2.2	any Round-Down Quantity for the previous Contract Year, determined in accordance with Section 5.4.3, and carried forward to the current Contract Year;
less any of the following:

5.2.3	any Major Scheduled Maintenance Quantities for such Contract Year, if any, determined in accordance with Section 5.5;

5.2.4	any Round-Up Quantity taken in the previous Contract Year, determined in accordance with Section 5.4.2, and carried forward as a deduction to the current Contract Year; and

5.2.5	any Round-Down Quantity for the current Contract Year, determined in accordance with Section 5.4.3.

5.3	Seasonal Deliveries
The AACQ for each Contract Year shall be scheduled in the ADP in two tranches (each a “Tranche”). Subject to adjustments for major scheduled maintenance, the first (1st) Tranche shall consist of not less than fifty percent (50%) and not more than sixty percent (60%) of the AACQ, and the second (2nd) Tranche shall consist of the remainder of the AACQ. The Tranches shall be scheduled as follows:

5.3.1
the first (1st) Tranche shall be scheduled for delivery on a reasonably ratable basis throughout the months of January, February, March, October, November and December of the relevant Contract Year, taking into consideration planned maintenance at the Driftwood LNG Terminal; and

5.3.2
the second (2nd) Tranche shall be scheduled for delivery on a reasonably ratable basis throughout the months of April, May, June, July, August and September of the relevant Contract Year, taking into consideration planned maintenance at the Driftwood LNG Terminal.

5.4	Round-Up/Round-Down Quantities

5.4.1	If, during the development of the Annual Delivery Program for a Contract Year, it appears that the delivery during such Contract Year of the AACQ

(calculated without regard to Section 5.2.1 or 5.2.5) (the “Preliminary AACQ”) would require Seller to make available and Buyer to take a quantity of LNG that is less than a full cargo lot (such quantity, the “Stub Quantity”), then Seller may request pursuant to Section 8.1.3(b), or Buyer may request pursuant to Section 8.2.1, as applicable, that the AACQ be increased by a quantity of LNG sufficient to deliver the AACQ in full cargo lots. The other Party shall use reasonable efforts to accommodate the request.

5.4.2
If the other Party, through the use of reasonable efforts, is able to schedule the delivery or receipt, as applicable, of the additional LNG, then the difference between the AACQ and the Preliminary AACQ shall be the “Round-Up Quantity” for such Contract Year; provided, however, that the Round-Up Quantity shall be less than a full cargo lot.

5.4.3
If the other Party, despite its exercise of reasonable efforts, is not able to schedule the delivery or receipt, as applicable, of the additional LNG, or if neither Party requests a Round-Up Quantity pursuant to Section 8.1.3(b) or 8.2.1, as applicable, then the Stub Quantity shall be the “Round-Down Quantity” for such Contract Year; provided, however, that the Round-Down Quantity shall be less than a full cargo lot.

5.5	Major Scheduled Maintenance
Seller shall be entitled, pursuant to Section 5.2.3, to reduce the AACQ in order to perform major scheduled maintenance to the Driftwood LNG Terminal (the “Major Scheduled Maintenance Quantity”) subject to the following conditions:

5.5.1
Seller may only exercise its right to such reduction in a Contract Year to the extent Driftwood determines, as a Reasonable and Prudent Operator, that major scheduled maintenance is required for operational reasons;

5.5.2	Seller shall notify Buyer of its exercise of, and the amount of, Major Scheduled Maintenance Quantity pursuant to Section 8.1.1(b);

5.5.3	the Major Scheduled Maintenance Quantity reduction elected by Seller during any Contract Year may not exceed seven decimal five percent (7.5%) of the ACQ for such Contract Year; and

5.5.4
the cumulative amount of all Major Scheduled Maintenance Quantity reductions elected by Seller pursuant to this Section 5.5 shall not exceed twenty-five percent (25%) of the ACQ during any six (6) consecutive Contract Years.

5.6	Seller’s Delivery Obligation

5.6.1	During any Contract Year, Seller shall make available to Buyer the Scheduled Cargo Quantity with respect to each cargo scheduled in the ADP for such Contract Year, less;

(a)
any quantities of LNG not taken by Buyer for any reasons attributable to Buyer (other than quantities for which Buyer is excused pursuant to this Agreement from taking due to Seller’s breach of this Agreement), including quantities not taken by Buyer due to Force Majeure affecting Buyer;

(b)	any quantities of LNG not made available by Seller due to Force Majeure affecting Seller; and

(c)	any cargo suspended pursuant to Section 19.1.

5.6.2
Except as otherwise excused in accordance with the provisions of this Agreement, if, during any Contract Year, for any reason other than those specified in Section 5.6.1, Seller does not make available the Scheduled Cargo Quantity with respect to any cargo identified in Section 5.6.1 then the amount by which the Scheduled Cargo Quantity for such cargo exceeds the quantity of LNG made available by Seller in relation to such cargo shall be the “Cargo DoP Quantity”. Seller shall make a payment to Buyer for the Cargo DoP Quantity in an amount equal to:

(a)	in respect of any Cargo DoP Quantity or portion thereof for which a replacement quantity can be purchased:

(i)	an amount equal to the actual, documented amount paid by Buyer for the purchase of a replacement quantity of LNG or Gas (not to exceed the MMBtu equivalent of the Cargo DoP Quantity); less

(ii)	an amount equal to the CSP, multiplied by the Cargo DoP Quantity; plus

(iii)	any actual, reasonable and verifiable incremental costs incurred by Buyer as a result of such failure; less

(iv)	any actual, reasonable and verifiable savings obtained by Buyer as a result of such failure; plus

(b)	in respect of any Cargo DoP Quantity or portion thereof for which a replacement quantity cannot be purchased, any actual, reasonable and verifiable costs incurred by Buyer by adjusting, reducing, or terminating its resale arrangements in respect of such LNG, including any capacity reservation and transportation costs;
(the “Cargo DoP Payment”); provided, however, that the Cargo DoP Payment shall not exceed an amount equal to one hundred percent (100%) of the CSP, multiplied by the Cargo DoP Quantity. For purposes of calculating the Cargo DoP Payment, the CSP shall be determined as of the Month in which the applicable Delivery Window begins.

5.6.3
Notwithstanding the foregoing, if the Cargo DoP Quantity is within the operational tolerance of three percent (3%) of the Scheduled Cargo Quantity (“Operational Tolerance”) (such Operational Tolerance to be exercised by Seller only with respect to operational matters regarding the Driftwood LNG Terminal, and without regard commercial considerations), the Cargo DoP Payment shall be zero.

5.6.4	Buyer shall use reasonable efforts to mitigate Seller’s losses in accordance with this Section 5.6.

5.6.5	Notwithstanding the provisions of Section 15, nothing in this Section 5.6 shall limit Buyer’s right to:

(a)	recover demurrage pursuant to Section 7.12.3 and amounts in respect of boil-off pursuant to Section 7.12.4;

(b)	recover damages specified in Section 12.3 for delivery of Off-Spec LNG; or

(c)	terminate this Agreement in accordance with Section 19.

5.7	Buyer’s Purchase Obligation

5.7.1	During any Contract Year, Buyer shall take and pay for the Scheduled Cargo Quantity with respect to each cargo scheduled in the ADP for such Contract Year, less:

(a)
any quantities of LNG not made available by Seller for any reasons attributable to Seller (other than quantities for which Seller is excused pursuant to this Agreement from making available due to Buyer’s breach of this Agreement), including quantities not made available by Seller due to Force Majeure affecting Seller;

(b)	any quantities of LNG not taken by Buyer due to Force Majeure affecting Buyer;

(c)	any quantities of LNG that the relevant LNG Tanker is not capable of loading due to Seller’s delivery of LNG that has a Gross Heating

Value that is less than the value identified by Seller pursuant to Section 8.1.1(a); and

(d)	any quantities of Off-Spec LNG that Buyer is relieved from taking pursuant to Section 12.3.

5.7.2
If, with respect to any cargo identified in Section 5.7.1, Buyer does not take all or part of the Scheduled Cargo Quantity of such cargo, and such failure to take is not otherwise excused pursuant to Section 5.7.1, then the amount by which the Scheduled Cargo Quantity for such cargo exceeds the quantity of LNG taken by Buyer in relation to such cargo shall be the “Cargo Shortfall Quantity”.

5.7.3
Buyer shall pay Seller an amount equal to the Cargo Shortfall Quantity, multiplied by the CSP (the “Cargo Shortfall Payment”). For purposes of calculating the Cargo Shortfall Payment, the CSP shall be determined as of the Month in which the applicable Delivery Window begins.

5.7.4
Notwithstanding the foregoing, if the Cargo Shortfall Quantity is within the Operational Tolerance (such Operational Tolerance to be exercised by Buyer only with respect to operational matters regarding the LNG Tanker, and without regard to commercial considerations), the Cargo Shortfall Payment shall be zero.

5.7.5
Seller shall use reasonable efforts to sell or cause to be sold the Cargo Shortfall Quantity (whether as LNG or Gas) to a Third Party or multiple Third Parties through one or more sales (each such sale, a “Mitigation Sale”) generating a Mitigation Sale Payment. Seller shall not be obliged to effect or cause to be effected any Mitigation Sale under its third-party sales obligations if such sales obligations were effective at the time of the earlier to occur of (i) Buyer’s failure to take such LNG; or (ii) Buyer’s notice to Seller that it will not take such LNG.

5.7.6
If Seller sells or causes to be sold the Cargo Shortfall Quantity or any portion thereof in a Mitigation Sale, Seller shall, within ten (10) Days of Seller’s receipt of the final payment from a Mitigation Sale, refund to Buyer an amount (the “Mitigation Sale Payment”) equal to the lesser of (x) the Cargo Shortfall Payment in respect of the Cargo Shortfall Quantity (less any Mitigation Sale Payments already received pursuant to other Mitigation Sales in respect of the same Cargo Shortfall Quantity) and (y) an amount calculated as follows:

(a)	the proceeds of the Mitigation Sale; plus

(b)	any actual, reasonable and verifiable savings obtained by Seller as a result of the Mitigation Sale as opposed to the sale of LNG to Buyer,

including savings associated with reduced or avoided costs and fuel gas for LNG production and other reduced or avoided costs; less

(c)	any actual, reasonable and verifiable incremental costs incurred by Seller as a result of the Mitigation Sale.

5.7.7	Seller shall use reasonable efforts to mitigate Buyer’s losses in accordance with this Section 5.7.

6.	Delivery Point, Title and Risk, Destination

6.1	Delivery Point
Seller shall deliver LNG to Buyer, subject to the terms and conditions of this Agreement, at the point at which the flange coupling of the LNG loading line at the Driftwood LNG Terminal (or at any alternate LNG liquefaction terminal agreed to pursuant to Section 3.1.2) joins the flange coupling of the LNG intake manifold of the relevant LNG Tanker (“Delivery Point”).

6.2	Title and Risk
Title to, and all risks in respect of, the LNG sold by Seller pursuant to this Agreement shall pass from Seller to Buyer as the LNG passes the Delivery Point.

6.3	Destination
Subject to Section 25.1, Buyer shall be free to (i) sell such LNG free on board at the Driftwood LNG Terminal or at any other point during a voyage, or at or after the unloading of any LNG purchased hereunder and (ii) transport the LNG to, and market the LNG at, any destination of its choosing, in accordance with the provisions of this Agreement.

7.	Transportation and Loading

7.1	Transportation by Buyer
Buyer shall, in accordance with this Agreement, Applicable Laws, Approvals and International Standards, provide, or cause to be provided, transportation from the Delivery Point of all quantities of LNG delivered hereunder to Buyer. Such transportation shall begin immediately after delivery of such LNG.

7.2	Driftwood LNG Terminal

7.2.1
During the period from the CP Fulfillment Date and continuing through the Date of Full Operations of each Phase 1 Plant, Seller shall proceed diligently to construct, test, commission, maintain and operate the applicable Plant in accordance with the standards and specifications set forth in Section 7.2.3 or cause the same to occur.

7.2.2
During the period from the Date of Full Operations of a Phase 1 Plant and continuing throughout the Term, Seller shall have access to and use of and cause to be maintained and operated the Driftwood LNG Terminal in accordance with the following: (a) the terms and conditions set forth in this Agreement; (b) Applicable Laws; (c) International Standards; and (d) to the extent not inconsistent with International Standards, such good and prudent practices as are generally followed in the LNG industry by Reasonable and Prudent Operators of similar LNG liquefaction terminals.

7.2.3	The Driftwood LNG Terminal shall include the following:

(a)	systems for communications with LNG Tankers;

(b)
at least one berth, capable of berthing and mooring an LNG Tanker having a displacement of no more than one hundred forty-nine thousand (149,000) tons, an overall length of no more than one thousand thirty-four (1,034) feet (approximately three hundred fifteen (315) meters), a beam of no more than one hundred sixty-four (164) feet (approximately fifty (50) meters), and a draft of no more than forty (40) feet (approximately twelve (12) meters), which LNG Tankers can safely reach, and safely depart, fully laden, and at which LNG Tankers can lie safely berthed and load at all states of the tide safely afloat;

(c)
lighting sufficient to permit loading operations by day or by night, to the extent permitted by Governmental Authorities (it being acknowledged, however, that Seller shall in no event be obligated to allow nighttime berthing operations at the Driftwood LNG Terminal if Seller determines that such operations during nighttime hours could pose safety or operational risks to the Driftwood LNG Terminal, an LNG Tanker, or a Third Party);

(d)
facilities capable of loading LNG at an approximate rate of up to twelve thousand (12,000) cubic meters per hour at the Delivery Point, with three (3) LNG loading arms each having a reasonable operating envelope to allow for ship movement in accordance with International Standards;

(e)	a vapor return line system of sufficient capacity to allow for transfer of Gas necessary for safe LNG loading operations to take place at the allocated rates described in Section 7.2.3(d);

(f)	a suitable gangway allowing access to each LNG Tanker from the Driftwood LNG Terminal;

(g)	emergency shut down system capable of interconnecting with an LNG Tanker at berth;

(h)	LNG storage facilities;

(i)	LNG liquefaction facilities;

(j)	qualified and competent personnel, fluent in English to coordinate with the LNG Tanker during loading operations; and

(k)	facilities for the sampling and analysis of LNG.

7.2.4
Services and facilities not provided by Seller include the following: (a) facilities and loading lines for liquid or gaseous nitrogen to service an LNG Tanker; (b) facilities for providing bunkers; (c) facilities for the handling and delivery to the LNG Tanker of ship’s stores, provisions and spare parts; and (d) nitrogen rejection. Buyer shall be required to obtain towing, escort, line handling, and pilot services as described in Section 7.5.3.

7.3	Compatibility of the Driftwood LNG Terminal with LNG Tankers

7.3.1
Buyer shall ensure, at no cost to Seller, that each of the LNG Tankers is fully compatible with the general specifications set forth in Section 7.2.3 and any modifications made to the Driftwood LNG Terminal that are Required Modifications. Should an LNG Tanker fail materially either to be compatible with the Driftwood LNG Terminal, or to be in compliance with the provisions of Sections 7.5 and 7.6, Buyer shall not employ such LNG Tanker until it has been modified to be so compatible or to so comply.

7.3.2
During the period from the Date of Full Operations of a Phase 1 Plant and continuing throughout the Term, Seller shall be entitled to modify the Driftwood LNG Terminal in any manner whatsoever, provided that: (w) such modifications do not render the Driftwood LNG Terminal noncompliant with International Standards; (x) such modifications do not render the Driftwood LNG Terminal incompatible with an LNG Tanker that is compatible with the general specifications set forth in Section 7.2.3; (y) such modifications, once finalized, do not reduce the ability of Seller to make available LNG in accordance with the terms of this Agreement; and (z) such modifications do not otherwise conflict with Seller’s obligations hereunder. Notwithstanding the foregoing, Seller may modify the Driftwood LNG Terminal in a manner that would render it incompatible with an LNG Tanker if such modification is required by and is made pursuant to a change in Applicable Laws, a change in required Approvals, or a change in International Standards (each such modification, a “Required Modification”).

7.3.3
In the event the LNG Tanker fails to be compatible with the Driftwood LNG Terminal due to a modification to the Driftwood LNG Terminal that is not a Required Modification, the actual and documented costs and expenses incurred by Buyer solely as a result of such modification, including as a result of delays in the berthing of the LNG Tanker at the Driftwood LNG Terminal, repositioning of the LNG Tanker, and of the modifications of the LNG Tanker directly caused by such modification shall be reimbursed by Seller to Buyer.

7.4	Buyer Inspection Rights in Respect of the Driftwood LNG Terminal

7.4.1
Upon giving reasonable advance notice and obtaining Seller’s prior written consent, which consent shall not be unreasonably withheld or delayed, a reasonable number of Buyer’s designated representatives may from time to time (including during the period of construction of the Driftwood LNG Terminal), (x) not more often than once every calendar quarter or (y) following a material change to the Driftwood LNG Terminal (excluding during the period of construction of the Driftwood LNG Terminal), inspect the operation of the Driftwood LNG Terminal, and not more often than once every five (5) years, audit the health and safety policies, procedures and records of the Driftwood LNG Terminal, of Seller and of operator of the Driftwood LNG Terminal. Such inspection or audit shall occur between 8:00 a.m. Central Time and 5:00 p.m. Central Time on a Business Day scheduled by Seller. Seller shall use commercially reasonable efforts to schedule the inspection or audit on the date requested by Buyer. Any such inspection or audit shall be at Buyer’s sole risk and expense. In conjunction with any such inspection or audit, Seller shall provide, and shall procure that its Affiliates provide, Buyer reasonable access at reasonable times and places (taking into consideration schedule impact) to (a) relevant personnel in order to discuss the progress of the construction of the Driftwood LNG Terminal and the operation and maintenance of the Driftwood LNG Terminal (as applicable) and (b) relevant documentation, if any, available to Seller in support of such discussions. Buyer (and its designees) shall carry out any such inspection or audit without any interference with or hindrance to the safe and efficient operation of the Driftwood LNG Terminal. Buyer’s right to inspect and audit the Driftwood LNG Terminal shall be limited to verifying Seller’s compliance with Seller’s obligations under this Agreement. No inspection or audit (or lack thereof) of the Driftwood LNG Terminal by Buyer hereunder, or any requests or observations made to Seller or its representatives by or on behalf of Buyer in connection with any such inspection or audit, shall (i) modify or amend Seller’s obligations, representations, warranties and covenants hereunder; or (ii) constitute an acceptance or waiver by Buyer of Seller’s obligations hereunder.

7.4.2	Buyer shall indemnify and hold Seller and its Affiliates harmless from any Claims and Losses resulting from Buyer’s inspection or audit of the Driftwood LNG Terminal pursuant to Section 7.4.1.

7.4.3	Buyer shall have the right to reject the Driftwood LNG Terminal if it does not comply materially with the provisions of Section 7, provided that:

(a)
neither the exercise nor the non-exercise of such right shall reduce the responsibility of Seller to Buyer in respect of the Driftwood LNG Terminal and its operation, nor increase Buyer’s responsibilities to Buyer or Third Parties for the same; and

(b)
without prejudice to Section 14, Seller’s obligations under this Agreement shall not be excused or suspended by reason of the Driftwood LNG Terminal failing to comply materially with the provisions of this Agreement.

7.5	LNG Tankers

7.5.1	Buyer shall cause each LNG Tanker to comply with the requirements of this Section 7.5 and the requirements of Section 7.6 in all respects.

7.5.2
Each LNG Tanker shall comply with all Applicable Laws and International LNG Vessel Standards, including those that relate to seaworthiness, design, safety, environmental protection and navigation, and shall obtain all Approvals required by Governmental Authorities, in each case to enable such LNG Tanker to enter, leave and carry out all required operations at the Driftwood LNG Terminal. Each LNG Tanker shall at all times have on board valid documentation evidencing all such Approvals. Each LNG Tanker shall at all times be in possession of valid documents of compliance and safety management certificates, and shall have an effective management system in operation and an emergency response plan that addresses all identified risks and provides proper controls for dealing with these risks.

7.5.3
Buyer shall be required to obtain towing, escort, line handling, and pilot services, in accordance with this Section 7.5.3. Seller shall cause an Affiliate of Driftwood to procure tug services at the Driftwood LNG Terminal from a competent and experienced tug services provider. As soon as reasonably practicable after the Affiliate has so contracted for tug services, Seller shall notify Buyer thereof. Prior to the arrival of any LNG Tanker at the Loading Port, Buyer shall cause Transporter or the master of each LNG Tanker (acting on behalf of the ship-owner and charterer) making use of the port or marine facilities at the Loading Port on behalf of Buyer, to enter into a tug services agreement with the designated Affiliate of Driftwood for Buyer’s procurement, at its sole risk and expense, of tug services at the Driftwood LNG Terminal, which tug services shall include towing and escort services.

Such agreement shall provide that the fees for tug services shall be paid by the Transporter to the designated Affiliate of Seller. Fees and other significant terms of the tug services agreement shall be in line with those at similar liquefaction facilities located on the United States Gulf Coast. In the event the Transporter or the master of an LNG Tanker fails to execute a tug services agreement that complies with the requirements of this Section 7.5.3, Seller may refuse to make LNG available and in such event, Buyer shall be deemed to have failed to take the applicable Scheduled Cargo Quantity, and Sections 5.7.2 to 5.7.7 shall apply. Seller shall cause line handling services to be provided at the Driftwood LNG Terminal for Buyer’s procurement at Buyer’s sole risk and expense. Pilot services shall be obtained by Buyer in accordance with the requirements of Governmental Authorities. Without prejudice to Seller’s obligations to secure towing, escort, line handling, and pilot services in accordance with this Section 7.5.3, Seller and its designated Affiliate procuring the tug services shall have no liability to Buyer for the performance of the tug services or any other marine services by the designated tug services provider or any other marine services providers.

7.5.4
Buyer shall pay or cause to be paid: (a) all Port Charges directly to the appropriate Person (including reimbursing Seller for any documented Port Charges paid by Seller, Driftwood or the operator of the Driftwood LNG Terminal on Buyer’s behalf); and (b) all documented charges payable by reason of any LNG Tanker having to shift from berth at the Driftwood LNG Terminal as a result of the action or inaction of Buyer.

7.5.5	Each LNG Tanker must satisfy the following requirements:

(a)
Except as otherwise mutually agreed in writing by the Parties, each LNG Tanker shall be compatible with the specifications of the Driftwood LNG Terminal identified in Section 7.2.3 and any modifications to the Driftwood LNG Terminal pursuant to Section 7.3.2, and shall be of a sufficient size to load the applicable Scheduled Cargo Quantity. If Buyer’s LNG Tanker is not capable of loading the applicable Scheduled Cargo Quantity, Buyer shall be deemed to have failed to take the shortfall quantity and the provisions of Sections 5.7.2 to 5.7.7 shall apply, except that Buyer shall not be deemed to have failed to take a shortfall quantity and the provisions of Sections 5.7.2 to 5.7.7 shall not apply if the volume equivalent of the Scheduled Cargo Quantity at the nominated Gross Heating Value has been loaded.

(b)	Except as otherwise agreed in writing by Seller, which agreement shall not be unreasonably withheld or delayed, each LNG Tanker shall have a gross volumetric capacity between one hundred twenty-

five thousand (125,000) cubic meters and two hundred sixteen thousand (216,000) cubic meters.

(c)
Each LNG Tanker shall be, in accordance with International Standards, (i) fit in every way for the safe loading, handling and carrying of LNG in bulk at atmospheric pressure; (ii) tight, staunch, strong and otherwise seaworthy; and (iii) equipped with facilities for mooring and unmooring and with cargo handling and storage systems (including instrumentation) necessary for the safe loading, handling, carrying and measuring of LNG, in each case in good order and condition.

(d)
Each LNG Tanker shall at all times be maintained in class with any classification society that is a member of International Association of Classification Societies Ltd. (IACS) and that has experience in the classification of LNG vessels.

(e)	Each LNG Tanker shall have been constructed to all applicable International Standards (including the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk).

(f)
Each LNG Tanker shall comply with, and shall be fully equipped, supplied, operated, and maintained to comply with, all applicable International Standards and Applicable Laws, including those that relate to seaworthiness, design, safety, environmental protection, navigation, and other operational matters, and all procedures, permits, and approvals of Governmental Authorities for LNG vessels that are required for the transportation and loading of LNG at the Loading Port. Unless approved by Seller in writing, which approval shall not be unreasonably withheld or delayed, an LNG Tanker shall be prohibited from engaging in any maintenance, repair or in-water surveys while berthed at the Driftwood LNG Terminal. Each LNG Tanker shall comply fully with the guidelines of any Governmental Authority of the United States of America.

(g)
The officers and crew of each LNG Tanker shall have the ability, experience, licenses and training commensurate with the performance of their duties in accordance with internationally accepted standards with which it is customary for Reasonable and Prudent Operators of LNG vessels to comply and as required by Governmental Authorities and any labor organization having jurisdiction over the LNG Tanker or her crew. Without in any way limiting the foregoing, the master, chief engineer, all cargo engineers and all deck officers shall be fluent in written and oral English and shall maintain all records and provide all reports with respect to the LNG Tanker in English.

(h)
Each LNG Tanker shall have communication equipment complying with applicable regulations of Governmental Authorities and permitting such LNG Tanker to be in constant communication with the Driftwood LNG Terminal, the Vessel Traffic Information System (VTIS) and other vessels in the area.

(i)
Provided that the Driftwood LNG Terminal supplies a vapor return line meeting the requirements of Section 7.2.3(e), each LNG Tanker shall be capable of loading a full cargo of LNG in a maximum of nineteen (19) hours, in addition to any time for the connecting, cooling, draining, purging and disconnecting of liquid arms.

(j)	Each LNG Tanker shall procure and maintain Hull and Machinery Insurance and P&I Insurance in accordance with Section 15.6.

7.6	LNG Tanker Inspections; LNG Tanker Vetting Procedures; Right to Reject LNG Tanker

7.6.1
During the Term, on prior reasonable notice to Buyer, Seller may, at its sole risk, send its qualified representatives to inspect during normal working hours any LNG Tanker as Seller may consider necessary to ascertain whether the LNG Tanker complies with this Agreement. Seller shall bear all the costs and expenses in connection with any inspection conducted hereunder. Any such inspection may include, as far as is practicable having regard to the LNG Tanker’s operational schedule, examination of the records related to the LNG Tanker’s hull, cargo and ballast tanks, machinery, boilers, auxiliaries and equipment; examination of the LNG Tanker’s deck, engine and official log books; review of records of surveys by the LNG Tanker’s classification society and relevant Governmental Authorities; and review of the LNG Tanker’s operating procedures and performance of surveys, both in port and at sea. Additionally, each LNG Tanker shall have been inspected and reported upon by a SIRE Accredited Inspector within six (6) Months of the time of its initial use at the Driftwood LNG Terminal, and each LNG Tanker shall be reported upon by a SIRE Accredited Inspector once every twelve (12) Months for the first ten (10) years of such LNG Tanker’s useful life and once every six (6) Months thereafter, and each inspection report of such SIRE Accredited Inspector shall show, to the reasonable satisfaction of Seller, no material deficiencies in the safety or operability of such LNG Tanker. Any inspection carried out pursuant to this Section 7.6.1: (a) shall not interfere with, or hinder, any LNG Tanker’s safe and efficient construction or operation; and (b) shall not entitle Seller or any of its representatives to make any request or recommendation directly to Transporter except through Buyer. No inspection (or lack thereof) of an LNG Tanker hereunder shall: (i) modify or amend Buyer’s obligations, representations, warranties, and covenants hereunder; or (ii) constitute an acceptance or waiver by Seller of Buyer’s obligations hereunder.

7.6.2	Seller shall indemnify and hold Buyer and its Affiliates harmless from any Claims and Losses resulting from Seller’s inspection of any LNG Tanker pursuant to Section 7.6.1.

7.6.3	Buyer shall comply with all LNG Tanker vetting procedures, as set forth in the Driftwood Marine Operations Manual.

7.6.4
Seller shall have the right to reject any LNG vessel that Buyer intends to use to take delivery of LNG hereunder at the Driftwood LNG Terminal if such LNG vessel does not comply materially with the provisions of Section 7, provided that:

(a)
neither the exercise nor the non-exercise of such right shall reduce the responsibility of Buyer to Seller in respect of such LNG vessel and her operation, nor increase Seller’s responsibilities to Buyer or Third Parties for the same; and

(b)	Buyer’s obligations under this Agreement shall not be excused or suspended by reason of Buyer’s inability (pursuant to the foregoing) to use a vessel as an LNG Tanker.

7.7	Port Liability Agreement

7.7.1
Buyer shall cause Transporter or the master of each LNG Tanker (acting on behalf of the ship-owner and charterer) making use of the port or marine facilities at the Loading Port on behalf of Buyer, to execute a Port Liability Agreement prior to such LNG Tanker’s arrival at the Loading Port. Seller shall engage in good faith consultation with Buyer in the development of the form of the Port Liability Agreement and shall act as a Reasonable and Prudent Operator in developing the form of the Port Liability Agreement. The Port Liability Agreement shall treat Transporter in a non-discriminatory manner in comparison to all other owners and charterers of LNG vessels that use or transit the Loading Port. In the event the master of an LNG Tanker fails to execute the Port Liability Agreement, Buyer shall indemnify and hold Seller and each owner and operator of the Driftwood LNG Terminal or portion thereof harmless from any Claims brought against, or Losses incurred by Seller or any owner and operator of Driftwood LNG Terminal or any portion thereof, arising from such failure. If, as a result of Transporter executing the Port Liability Agreement, Transporter is liable to the LNG Tanker’s P&I Club for an additional premium for the LNG Tanker’s P&I indemnity coverage, and if Buyer is liable to Transporter for such additional premium, then Seller shall pay Buyer for such additional premium, but only to the extent such additional premium relates to such LNG Tanker calling at the Loading Port.

7.7.2
Subject to Section 7.7.1 and without prejudice to the terms of the Port Liability Agreement, Seller releases Buyer, its Affiliates and their respective shareholders and members, officers, directors, employees, designees, representatives, and agents from liability to Seller incident to all Claims and Losses that may exist, arise or be threatened currently or in the future at any time following the Effective Date and whether or not of a type contemplated by either Party at any time, brought by any Person for injury to, illness or death of any employee of Seller, or for damage to or loss of the Driftwood LNG Terminal, which injury, illness, death, damage or loss arises out of, is incident to, or results from the performance or failure to perform this Agreement by Buyer, or any of its Affiliates, shareholders and members, officers, directors, employees, designees, representatives and agents.

7.7.3
Subject to Section 7.7.1 and without prejudice to the terms of Section 12 or the Port Liability Agreement, Buyer releases Seller and its Affiliates, Driftwood and its Affiliates, and their respective shareholders, officers, members, directors, employees, designees, representatives, and agents from liability to Buyer incident to all Claims and Losses that may exist, arise or be threatened currently or in the future at any time following the Effective Date and whether or not of a type contemplated by either Party at any time, brought by any Person for injury to, illness or death of any employee of Buyer or its Affiliates, or for damage to or loss of any LNG Tanker, which injury, illness, death, damage or loss arises out of, is incident to, or results from the performance or failure to perform this Agreement by Seller or its Affiliates, Driftwood or its Affiliates, or their respective shareholders officers, members, directors, employees, designees, representatives and agents.

7.7.4
The initial form of Port Liability Agreement developed in accordance with Section 7.7.1 may be amended from time to time without consent of Buyer only if after any such amendment the revised terms of such Port Liability Agreement: (a) do not negatively impact Buyer’s ability to perform its obligations or exercise its rights under this Agreement, (b) treat Transporter in a non-discriminatory manner in comparison to all other owners and charterers of LNG vessels that use or transit the Loading Port, and (c) do not prevent any Transporter from obtaining full P&I indemnity coverage from a P&I Club, and such P&I indemnity will cover all Claims and Losses pursuant to such Port Liability Agreement in relation to use of the Loading Port by an LNG Tanker. Seller shall promptly notify, or cause to be notified, Buyer upon any amendment to the Port Liability Agreement and shall provide a copy of the amended Port Liability Agreement to Buyer.

7.8	Driftwood Marine Operations Manual
Seller shall deliver to Buyer prior to the later of (a) the date that is thirty-five (35) Days after the Effective Date and (b) the date five (5) Days after the Date of Substantial Completion of Plant 1, a copy of the marine operations manual developed for the Driftwood LNG Terminal (as amended from time to time in accordance with this Section 7.8, the (“Driftwood Marine Operations Manual”) which will govern activities at the Driftwood LNG Terminal, consistent with Applicable Laws and International Standards, and which will apply to each LNG Tanker and each other LNG vessel berthing and loading at, and departing from, the Driftwood LNG Terminal. In the event of a conflict between this Agreement and the Driftwood Marine Operations Manual, the provisions of this Agreement shall control. Seller shall engage in good faith consultation with Buyer prior to making any amendment or revision to the Driftwood Marine Operations Manual and shall act as a Reasonable and Prudent Operator in making any such revisions or amendments to the Driftwood Marine Operations Manual and any such revisions or amendments shall be consistent with Applicable Laws and International Standards. Seller shall promptly notify Buyer upon any revision or amendment to the Driftwood Marine Operations Manual and shall provide a copy of the amended Driftwood Marine Operations Manual to Buyer. The Driftwood Marine Operations Manual shall be materially in line with those at similar liquefaction facilities located on the United States Gulf Coast.

7.9	Loading of LNG Tankers

7.9.1	Except as otherwise specifically provided, the terms of this Section 7.9 shall apply to all LNG Tankers calling at the Driftwood LNG Terminal.

7.9.2	Not later than twenty (20) Days prior to the ETA, Buyer shall notify, or cause the master of the LNG Tanker to notify, Driftwood of the information specified below (“In-Transit First Notice”):

(a)	name of the LNG Tanker, the volume of LNG onboard at the time the relevant notice is issued and the operator and owner of such LNG Tanker;

(b)	any operational deficiencies in the LNG Tanker that may affect either its performance at the Driftwood LNG Terminal or its approach to or departure from the Driftwood LNG Terminal;

(c)	whether the LNG Tanker will require cool-down service upon arrival at the Driftwood LNG Terminal, and, if so, the quantity of LNG (in cubic meters) estimated to be required for such cool-down service;

(d)	whether the LNG Tanker will require gas-up service upon arrival at the Driftwood LNG Terminal; and

(e)	the ETA.

7.9.3
With respect to each LNG Tanker scheduled to call at the Driftwood LNG Terminal, Buyer shall give, or cause the master of the LNG Tanker to give, to Driftwood the following notices. Each such notice shall include details of any significant change in the information provided pursuant to Section 7.9.2 (as updated pursuant to subsequent notices) since the immediately preceding notice was given (including, subject to Sections 7.6 and 8.3, any change to the LNG Tanker):

(a)
A second notice (“In-Transit Second Notice”), which shall be sent ninety-six (96) hours prior to the ETA set forth in the In-Transit First Notice or as soon as practicable prior to such ETA if the sea time between the point of departure of the LNG Tanker and the Loading Port is less than ninety-six (96) hours, stating the LNG Tanker’s then ETA. If, thereafter, such ETA changes by more than six (6) hours, Buyer shall give promptly, or cause the master of the LNG Tanker to give promptly, to Driftwood notice of the corrected ETA;

(b)
A third notice (“In-Transit Third Notice”), which shall be sent forty-eight (48) hours prior to the ETA set forth in the In-Transit Second Notice (as corrected), confirming or amending such ETA. If, thereafter, such ETA changes by more than six (6) hours, Buyer shall give promptly, or cause the master of the LNG Tanker to give promptly, to Driftwood notice of the corrected ETA;

(c)
A fourth notice (“In-Transit Fourth Notice”), which shall be sent twenty-four (24) hours prior to the ETA set forth in the In-Transit Third Notice (as corrected), confirming or amending such ETA. If, thereafter, such ETA changes by more than three (3) hours, Buyer shall give promptly, or cause the master of the LNG Tanker to give promptly, to Driftwood notice of the corrected ETA;

(d)
A fifth notice (“In-Transit Final Notice”), which shall be sent twelve (12) hours prior to the ETA set forth in the In-Transit Fourth Notice (as corrected), confirming or amending such ETA. If, thereafter, such ETA changes by more than one (1) hour, Buyer shall give promptly, or cause the master of the LNG Tanker to give promptly, to Driftwood notice of the corrected ETA; and

(e)	An NOR, which shall be given at the time prescribed in Section 7.10.

7.9.4
Except where prohibited by any applicable Governmental Authority or International Standards, Buyer shall have the right to cause an LNG Tanker to burn Gas as fuel during operations at the Driftwood LNG Terminal (including while conducting cargo loading operations). Any quantity of Gas burned as fuel pursuant to this Section 7.9.4 shall be taken into account for purposes of determining the quantity of LNG loaded in accordance with Exhibit A.

7.9.5
Seller shall have a right to use or dispose of, or cause to be used or disposed of, all Gas returned to the Driftwood LNG Terminal during cool-down or gas-up operations without compensation to Buyer. Seller shall have a right to use or dispose of, or cause to be used or disposed of, all Gas returned to the Driftwood LNG Terminal during loading operations, provided that Gas returned to the Driftwood LNG Terminal during loading shall be deducted for determining the quantity loaded for Buyer’s account in accordance with Paragraph 11(c)(ii) of Exhibit A and the formula set out in Paragraph 12.4 of Exhibit A.

7.10	Notice of Readiness

7.10.1
The master of an LNG Tanker or such master’s agent shall tender the NOR to Driftwood upon arrival at the PBS or any customary anchorage location for LNG vessels seeking to transit the Calcasieu ship channel, provided that such LNG Tanker has received all required Approvals from the relevant Governmental Authorities (including security clearance from the US Coast Guard) that are required to transit to a berth of the Driftwood LNG Terminal, and is ready, willing, and able, to proceed to berth and load LNG or to commence cool-down or gas-up operations (as applicable).

7.10.2	A valid NOR given under Section 7.10.1 shall become effective as follows:

(a)
For an LNG Tanker that tenders its NOR according to Section 7.10.1 at any time prior to or during the Delivery Window allocated to such LNG Tanker, an NOR shall become effective when the LNG Tanker is all fast at a berth of the Driftwood LNG Terminal and has received all required Approvals from the relevant Governmental Authorities (including security clearance from the US Coast Guard); and

(b)
For an LNG Tanker that tenders its NOR according to Section 7.10.1 at any time after the expiration of the Delivery Window, an NOR shall become effective when, after Seller or Driftwood has notified the LNG Tanker that Driftwood is ready to receive the LNG Tanker, the LNG Tanker is all fast at a berth of the Driftwood LNG Terminal and has received all required Approvals from the relevant Governmental Authorities (including security clearance from the US Coast Guard).

7.11	Berthing Assignment

7.11.1
Seller shall berth or caused to be berthed an LNG Tanker which has tendered NOR before or during its Delivery Window promptly after Seller determines such LNG Tanker will not interfere with berthing and loading of any other scheduled LNG vessel with a higher berthing priority but in no event later than the end of the Delivery Window allocated to such LNG Tanker; provided, however, that if Seller does not berth or cause to be berthed such LNG Tanker by the end of the Delivery Window, (a) Seller shall use reasonable efforts to berth or cause to be berthed such LNG Tanker within forty-eight (48) hours after the end of its Delivery Window, (b) Buyer shall use reasonable efforts to cause the LNG Tanker to remain at the PBS or applicable anchorage location for the Driftwood LNG Terminal, and (c) Buyer’s sole recourse and remedy during such period of time for Seller’s failure to berth or cause to be berthed the LNG Tanker by the end of the Delivery Window shall be demurrage pursuant to Section 7.12.3, payment for excess boil-off pursuant to Section 7.12.4 and provision by Seller of a cool-down pursuant to Section 7.16.1(b). If (i) at any time during such forty-eight (48) hour period, Buyer is no longer able, having used reasonable efforts, to cause the LNG Tanker to remain at the PBS or applicable anchorage location, or (ii) the forty-eight (48) hour period expires, and in either case Seller has not berthed or caused to be berthed the LNG Tanker, and such delay is not attributable to a reason that would result in an extension of Allotted Laytime under Section 7.12.1, then Seller shall be deemed to have failed to make the Scheduled Cargo Quantity of the relevant cargo available for delivery and the provisions of Sections 5.6.2 to 5.6.4 shall apply. Notwithstanding the foregoing, if, as a result of the Driftwood LNG Terminal not being ready to berth for reasons attributable to Buyer or Buyer’s Affiliates, Seller fails to make available a cargo, Buyer shall be deemed to have failed to take such cargo and the provisions of Sections 5.7.2 to 5.7.7 shall apply.

7.11.2
For each delivery window period, Seller shall determine or cause to be determined the berthing priority among LNG vessels which have tendered NOR before or during their scheduled delivery window as follows:

(a)
The first berthing priority for a delivery window period shall be for an LNG vessel scheduled for such delivery window period. Priority within this group shall be given to the LNG vessel which has first tendered to Driftwood its NOR. Once an LNG vessel achieves a first berthing priority pursuant to this Section 7.11.2(a) or 7.11.2(c), such LNG vessel shall maintain such priority until such LNG vessel is berthed, so long as its tendered NOR does not become invalid pursuant to Section 7.13.1;

(b)
The second berthing priority for a delivery window period shall be for an LNG vessel scheduled for arrival before such delivery window period, which tendered to Driftwood its NOR prior to or during its scheduled delivery window but which was unable to proceed to berth for reasons not attributable to Buyer, the Transporter, the LNG Tanker or its master, crew, owner or operator. Priority within this group shall be given to the LNG vessel which has first tendered to Driftwood its NOR; and

(c)
The third berthing priority for a delivery window period shall be for an LNG vessel scheduled for arrival after such delivery window period. Priority within this group shall be given to the LNG vessel which has first tendered to Driftwood its NOR. An LNG vessel with third berthing priority pursuant to this Section 7.11.2(c) will achieve a first berthing priority on its scheduled delivery window pursuant to Section 7.11.2(a) if such LNG vessel has not been berthed prior to such date, so long as its tendered NOR does not become invalid pursuant to Section 7.13.1.

7.11.3
If an LNG Tanker tenders NOR after the end of its Delivery Window, Seller shall use reasonable efforts to berth or cause to be berthed such LNG Tanker as soon as reasonably practical; provided, however, that, unless otherwise agreed with Buyer, Seller shall have no obligation to use such efforts to berth or cause to be berthed an LNG Tanker that tenders NOR more than forty-eight (48) hours after the end of its Delivery Window. If, as of the forty-eighth (48th) hour after the end of the Delivery Window, the LNG Tanker has not tendered NOR, and such delay is not attributable to a reason that would result in an extension of Allowed Laytime under Sections 7.13.2(a)(i)-(viii), Buyer shall be deemed to have failed to take delivery of the Scheduled Cargo Quantity of the relevant cargo and the provisions of Sections 5.7.2 to 5.7.7 shall apply.

7.12	Berth Laytime

7.12.1	The allotted laytime for each LNG Tanker (“Allotted Laytime”) shall be thirty (30) hours, as extended by any period of delay that is caused by:

(a)
reasons attributable to a Governmental Authority, Buyer, the Transporter, the LNG Tanker or its master, crew, owner or operator or any Third Party outside of the reasonable control of Seller, Driftwood or the operator of the Driftwood LNG Terminal, including security clearance review by the US Coast Guard;

(b)	Force Majeure or Adverse Weather Conditions;

(c)
unscheduled curtailment or temporary discontinuation of operations at the Driftwood LNG Terminal necessary for reasons of safety, except to the extent such unscheduled curtailment or temporary discontinuation of operations is due to Driftwood’s failure to operate and maintain its facilities as a Reasonable and Prudent Operator;

(d)	time at berth during any cool-down pursuant to Sections 7.16.1(a) and (c);

(e)	time at berth during any gas-up pursuant to Section 7.17;

(f)	nighttime transit restrictions, if applicable;

(g)	time to transit from the PBS or anchorage location, as applicable, to a berth of the Driftwood LNG Terminal, in the event Actual Laytime commences pursuant to Section 7.12.2(a)(1); and

(h)
any other interruption impacting the Loading Port, including the unavailability or delay of Pilot services, tugs, and other similar interruptions, to the extent such interruptions are not caused by reasons attributable to Seller, Driftwood or the operator of the Driftwood LNG Terminal.

7.12.2
The actual laytime for each LNG Tanker (“Actual Laytime”) shall commence (a) if a valid NOR was given pursuant to Section 7.10.1 prior to or during the Delivery Window for such LNG Tanker, the earlier of (1) twelve (12) hours after the later of the start of the Delivery Window and the time that such valid NOR was given pursuant to Section 7.10.1, and (2) when the NOR is effective, or (b) in all other cases, when the NOR is effective, and shall end when (i) the last loading arm of the Driftwood LNG Terminal has been disconnected from the LNG Tanker, (ii) the cargo documents are on board of the LNG Tanker and (iii) Seller, Driftwood or the operator of the Driftwood LNG Terminal has cleared the LNG Tanker for departure.

7.12.3
In the event Actual Laytime exceeds Allotted Laytime (as extended pursuant to Section 7.12.1) (“Demurrage Event”), Seller shall pay to Buyer as liquidated damages demurrage in USD (which shall be prorated for a portion of a Day) at a rate equal to the Demurrage Rate. The “Demurrage Rate” initially shall be USD eighty thousand (US$80,000) per Day and shall be revised by Seller each Contract Year ending in five (5) or zero (0) (e.g., 2025 and 2030) to reflect the average of three quotes, each received from a different ship broker, for then-current long-term LNG vessel charter rates. Seller shall determine such revised Demurrage Rate and notify Buyer of such revised Demurrage Rate at least thirty (30) days prior to the start of such Contract Year ending in five (5) or zero (0), as applicable, and such revised Demurrage Rate shall be effective starting on the first day of such Contract Year ending in five (5) or zero (0), as applicable, and continuing for five (5) years until subsequently revised pursuant to this Section 7.12.3. If a Demurrage Event occurs, Buyer shall invoice Seller for such demurrage within ninety (90) Days pursuant to Section 10.1.4.

7.12.4
In the event (a) an LNG Tanker is delayed in berthing at the Driftwood LNG Terminal or commencement of LNG loading due to an event occurring at or near the Driftwood LNG Terminal (including at the berth) and for a reason that would not result in an extension of Allotted Laytime under Section 7.12.1, and (b) as a result thereof, the commencement of LNG loading is delayed beyond twenty-four (24) hours after the LNG Tanker (i) has either tendered a valid NOR or berthed and (ii) is cleared by the Governmental Authorities to commence loading (“Excess Boil-Off Event”), Seller shall pay Buyer as liquidated damages an amount, on account of excess boil-off. The amount payable shall equal (x) the total number of full hours by which commencement of LNG loading is delayed beyond the aforementioned twenty-four (24) hour period, multiplied by (y) the CSP, multiplied by (z) a quantity in MMBtu equal to (A) the guaranteed daily ballast rate of boil-off of such LNG Tanker pursuant to Form B of the relevant charterparty or similar description provided by the LNG Tanker’s owner in the relevant charterparty, divided by (B) twenty-four (24) hours per Day, multiplied by (C) the cargo containment capacity of such LNG Tanker (in MMBtu), provided that in no event shall such quantity of MMBtu exceed the quantity of LNG onboard the LNG Tanker at the time it issued its valid NOR. For purposes of the foregoing, the CSP shall be determined as of the Month in which the applicable Delivery Window begins. Buyer shall invoice Seller for such excess boil-off within ninety (90) Days after the applicable event, pursuant to Section 10.1.4.

7.13	LNG Tanker Not Ready for LNG Loading; Excess Laytime

7.13.1
Except in the event Seller provides a cool-down service under Section 7.16.1(b), if any LNG Tanker previously believed to be ready for LNG loading is determined to be not ready after being berthed for reasons not attributable to Seller, Driftwood or the operator of the Driftwood LNG Terminal, the NOR shall be invalid, and Driftwood may direct (or cause Seller to direct) the LNG Tanker’s master to vacate the berth and proceed to anchorage, whether or not other LNG vessels are awaiting the berth, unless it appears reasonably certain to Driftwood that such LNG Tanker can be made ready without disrupting the overall berthing schedule of the Driftwood LNG Terminal or operations of the Driftwood LNG Terminal. When an unready LNG Tanker at anchorage becomes ready for LNG loading, its master shall notify Seller and Driftwood. If, as a result of such LNG Tanker not being ready to berth for reasons not attributable to Seller, Driftwood or the operator of the Driftwood LNG Terminal, Buyer fails to take a cargo, the provisions of Sections 5.7.2 to 5.7.7 shall apply. If, as a result of such LNG Tanker not being ready to berth for reasons attributable to Seller or Driftwood, Buyer fails to take a cargo, Seller shall be deemed to have failed to make available such cargo and the provisions of Sections 5.6.2 to 5.6.4 shall apply.

7.13.2	The following shall apply with respect to berthing:

(a)
An LNG Tanker shall complete LNG loading and vacate the berth as soon as possible but not later than thirty (30) hours from the time the LNG Tanker is all fast at the berth and has received all required Approvals from the relevant Governmental Authorities (including security clearance from the US Coast Guard). Such thirty (30) hour-period (“Allowed Laytime”) shall be extended by any period of delay that is caused by:

(i)
reasons attributable to a Governmental Authority, Seller, Driftwood, the operator of the Driftwood LNG Terminal or any Third Party outside the reasonable control of Buyer, the Transporter, the LNG Tanker or its master, crew, owner or operator;

(ii)	Force Majeure or Adverse Weather Conditions;

(iii)
unscheduled curtailment or temporary discontinuation of operations at the Driftwood LNG Terminal necessary for reasons of safety, except to the extent such unscheduled curtailment or temporary discontinuation of operations is attributable to Buyer, the Transporter, the LNG Tanker or its master, crew, owner or operator;

(iv)	time at berth during any cool-down pursuant to Sections 7.16.1(a)-(c);

(v)	time at berth during any gas-up pursuant to Section 7.17;

(vi)	nighttime transit restrictions, if applicable;

(vii)	tidal restrictions; and

(viii)
any other interruption impacting the Loading Port, including the unavailability or delay of Pilot services, tugs, and other similar interruptions, to the extent such interruptions are not caused by reasons attributable to Buyer, the Transporter, the LNG Tanker or its master, crew, owner or operator.

(b)	If an LNG Tanker fails to depart at the end of its Allowed Laytime (as extended pursuant to Sections 7.13.2(a)(i)-(viii)), another LNG vessel is awaiting the berth and the LNG Tanker’s continued occupancy of the berth will disrupt the overall berthing schedule of the Driftwood LNG Terminal or operations of the Driftwood LNG Terminal, Driftwood may direct (or cause Seller to direct) the LNG Tanker to vacate the berth and proceed to sea at utmost dispatch.

(c)
If an LNG Tanker fails to depart the berth at the end of its Allowed Laytime (as extended pursuant to Sections 7.13.2(a)(i)-(viii)) and as a result the subsequent LNG vessel is prevented from or delayed in loading, Buyer shall reimburse Seller for any and all actual documented demurrage or excess boil-off that Seller becomes contractually obligated to pay to any Third Party with respect to such subsequent LNG vessel, as a result of the LNG Tanker not completing LNG loading and vacating the berth as required by this Section 7.13.2; provided that Buyer shall not be required to reimburse Seller for any amounts based on a demurrage rate or excess boil-off rate in excess of those specified in Section 7.12.3 and Section 7.12.4, as applicable. Seller shall invoice Buyer for any amounts due under this Section 7.13.2(c) pursuant to Section 10.1.4 within ninety (90) Days after the relevant Delivery Window.

(d)
In the event an LNG Tanker fails to vacate the berth pursuant to this Section 7.13 and Buyer is not taking actions to cause it to vacate the berth, Seller or Driftwood may effect such removal at the expense of Buyer.

7.14	LNG Loadings at the Driftwood LNG Terminal

7.14.1	Seller shall cooperate with Transporters (or their agents) and with the master of each LNG Tanker to facilitate the continuous and efficient loading of LNG hereunder.

7.14.2
During LNG loading, Seller shall take receipt of, through the Driftwood LNG Terminal vapor return line, Gas in such quantities as are necessary for the safe loading of LNG at such rates, pressures and temperatures as may be required by the design of the LNG Tanker or any standard operating practices of such LNG Tanker, provided such practices conform to International LNG Vessel Standards.

7.14.3
Promptly after completion of loading of each cargo, Seller shall send or cause to be sent to Buyer a certificate of origin, certificate of quantity, certificate of quality, cargo manifest and bill of lading, together with such other documents concerning the cargo as may reasonably be requested by Buyer.

7.14.4	Buyer, in cooperation with Seller, shall cause the LNG Tanker to depart safely and expeditiously from the berth upon completion of LNG loading.

7.15	Cooperation
If any circumstance occurs or is foreseen to be reasonably likely to occur so as to cause delay to an LNG Tanker or any other LNG vessel in berthing, loading or departing, Buyer and Seller shall, without prejudice to any other provision of this Agreement, discuss such circumstance in good faith with each other, and the Parties shall use reasonable efforts to minimize or to avoid the delay, and at the same time shall cooperate with each other and with such other users of the Loading Port, as appropriate, to find countermeasures to minimize or to avoid the occurrence of any similar delay in the future.

7.16	Cool-Down of LNG Tankers

7.16.1
Buyer shall be solely responsible for ensuring that each LNG Tanker elected by Buyer for taking a cargo arrives at the Driftwood LNG Terminal cold and in a state of readiness. Notwithstanding the foregoing and subject to Section 7.16.2, Seller shall provide cool-down service to LNG Tankers at Buyer’s request as follows:

(a)
Seller shall use reasonable efforts (taking into account availability of sufficient berth time) to accept Buyer’s request to provide cool-down service for any LNG Tanker, subject to Buyer requesting such cool-down service by notice to Seller as far in advance of the relevant cargo’s Delivery Window as is reasonably practicable but in no case less than thirty (30) Days before the relevant cargo’s Delivery Window, provided that Seller shall accept Buyer’s request to provide a cool-down service if Buyer makes such request by notice at the time Buyer proposes its schedule of receipt of cargoes pursuant to Section 8.1.2 for the relevant Contract Year. Seller shall have no obligation pursuant to this Section 7.16.1(a) to provide cool-down services for more than one (1) LNG Tanker during any two (2) consecutive Contract Years (provided that any cool-down services which may be agreed to be provided as a result of mitigation of a Force Majeure event shall not be counted towards such limitation). Buyer shall pay Seller for all LNG provided by Seller for cooling such LNG Tankers in an amount equal to the quantity of LNG provided, multiplied by the CSP.

(b)
Seller shall provide cool-down service without payment to any LNG Tankers requiring cool-down solely as a result of a delay caused by Seller or Driftwood, but only if such LNG Tanker made no other call between the original Delivery Window and the requested cool-down time.

(c)	Seller shall use reasonable efforts, contingent on the availability of sufficient berth time and facilities status, to provide cool-down service at any time other than as described in Sections 7.16.1(a)-(b) upon request by Buyer, provided that Buyer shall pay Seller for all LNG provided by Seller for cooling such LNG Tankers in an amount equal to the quantity of LNG provided, multiplied by the CSP; provided, further, that Seller shall have no obligation to provide such cool-down service if doing so would interfere with a scheduled Delivery Window of Buyer or a scheduled delivery window of any other Person.

7.16.2	The following shall apply to any cool-down service provided by Seller pursuant to Section 7.16.1:

(a)	the MMBtu content of the total liquid quantities delivered for cooling, measured before evaporation, shall be determined by reference to the relevant LNG Tanker’s cool-down tables;

(b)
the Parties will determine by mutual agreement the rates and pressures for delivery of LNG for cool-down, but always in full accordance with safe operating parameters and procedures established by Seller or Driftwood;

(c)	LNG provided during cool down by Seller pursuant to Section 7.16.1 shall not be applied against the Scheduled Cargo Quantity for the relevant cargo; and

(d)
unless cool-down services are agreed to be provided in the mitigation of Force Majeure, cool-down service shall not be provided during January, February, March, October, November or December of any Contract Year, provided that if Buyer requests cool-down service during such period, then Seller shall use commercially reasonable efforts to provide cool-down service during such period.

7.17	Gas-Up of LNG Tankers

7.17.1	Seller shall use reasonable efforts to obtain or cause to be obtained all relevant Approvals needed to allow Driftwood to offer gas-up service to LNG Tankers at the Driftwood LNG Terminal.

7.17.2
Notwithstanding the first sentence of Section 7.16.1 and subject to Section 7.17.3, to the extent Driftwood has all relevant Approvals needed to offer gas-up service to LNG Tankers at the Driftwood LNG Terminal and such services is otherwise permitted under Applicable Law, Seller shall provide gas-up service to LNG Tankers at Buyer’s request as follows:

(a)	Buyer’s request for gas-up service in respect of an LNG Tanker shall be provided at the same time that Buyer requests cool-down service in respect of such LNG Tanker pursuant to Section 7.16.

(b)
Seller shall use reasonable efforts (taking into account availability of sufficient berth time) to accept Buyer’s request to provide gas-up service for any LNG Tanker, subject to Buyer requesting such gas-up service by notice to Seller as far in advance of the relevant cargo’s Delivery Window as is reasonably practicable but in no case less than thirty (30) Days before the relevant cargo’s Delivery Window, provided that Seller shall accept Buyer’s request to provide a gas-up service if Buyer makes such request by notice at the time Buyer proposes its schedule of receipt of cargoes pursuant to Section 8.1.2 for the relevant Contract Year.

(c)
Seller shall use reasonable efforts, contingent on the availability of sufficient berth time and facilities status, to provide gas-up service at any time other than as described in Section 7.17.2(b) upon request by Buyer, provided that Seller shall have no obligation to provide such gas-up service if doing so would interfere with a scheduled Delivery Window of Buyer or a scheduled delivery window of any other Person, would adversely affect the ability of Seller to perform its other obligations under this Agreement and other LNG sale and purchase agreements or would adversely affect the ability of Driftwood to operate the Driftwood LNG Terminal in accordance with all Approvals and Applicable Law.

7.17.3	The following shall apply to any gas-up service provided by Seller pursuant to Section 7.17.2:

(a)
the Parties will determine by mutual agreement the rates and pressures for delivery of Gas for gas-up service, but always in full accordance with safe operating parameters and procedures established by Seller or Driftwood;

(b)	gas-up service shall only be provided to an LNG Tanker that is also entitled to receive, and is receiving, immediately after such gas-up service, cool-down service pursuant to Section 7.16;

(c)
without prejudice to any amounts owed by Buyer for cool-down service provided pursuant to Section 7.16 to an LNG Tanker that also receives gas-up service pursuant to this Section 7.17, Buyer shall not be obligated to make a payment to Seller for gas-up service; provided that Buyer shall pay Seller for all LNG provided by Seller for all gas-up services provided after the first gas-up in each Contract Year, in an amount equal to the quantity of LNG provided, multiplied by the CSP;

(d)
gas-up service shall not be provided during January, February, March, October, November or December of any Contract Year, provided that if Buyer requests gas-up service during such period, then Seller shall use commercially reasonable efforts to provide gas-up service during such period; and

(e)
gas-up service shall only be available for LNG Tankers under nitrogen purge, provided that the Parties, acting reasonably, will discuss the acceptance of LNG Tankers under inert gas, if Buyer can demonstrate unavailability of nitrogen and if Seller is able to accommodate, including taking into consideration operational and regulatory requirements (in the case of regulatory requirements, as reasonably provided by Seller).

8.	Annual Delivery Program

8.1	Programming Information

8.1.1	No later than one hundred eight-eight (188) Days before the start of each Contract Year, Seller shall provide Buyer with:

(a)	Seller’s good faith estimate of the Gross Heating Value of LNG to be delivered during such Contract Year; and

(b)	the Major Scheduled Maintenance Quantity for such Contract Year, if any.

8.1.2
No later than one hundred thirty-two (132) Days before the start of each Contract Year, Buyer shall notify Seller of Buyer’s proposed schedule of receipt of cargoes for each Month of such Contract Year. Such schedule shall identify sufficient proposed cargoes in order to schedule the full AACQ, and such AACQ shall be distributed across the Contract Year in accordance with Section 5.3. Buyer’s notice shall include the following information:

(a)	the LNG Tanker (if known) for each proposed cargo;

(b)	the Scheduled Cargo Quantity for each proposed cargo;

(c)	the proposed Delivery Window for each cargo;

(d)	Buyer’s request (if any) for a Round-Up Quantity for such Contract Year; and

(e)	any other information that may affect annual scheduling.

Buyer shall also inform Seller of any anticipated periods for maintenance to be conducted with respect to the LNG Tankers identified in (a) above.

8.1.3
Seller will then notify Buyer no less than eighty-six (86) Days before the start of such Contract Year of Seller’s proposed schedule of cargoes to be made available in each Month of such Contract Year, exercising reasonable efforts to adopt Buyer’s proposed schedule of receipts requested in accordance with Section 8.1.2; provided that (x) if Buyer fails to deliver the notice according to Section 8.1.2, Seller may nevertheless propose a schedule according to the terms of this Section 8.1.3, and (y) Seller shall have the right to modify Buyer’s proposed schedule to the extent required to ensure that the entire AACQ is scheduled and to comply with the other requirements of this Agreement, including the terms of Section 5.3. Such notice shall include the following information:

(a)	the proposed AACQ for the Contract Year;

(b)	the proposed Round-Up Quantity (if any) or Round-Down Quantity (if any) for the Contract Year;

(c)	any Round-Down Quantity not taken in the previous Contract Year and carried forward to the current Contract Year;

(d)	any Round-Up Quantity taken in the previous Contract Year and carried forward as a deduction in the current Contract Year;

(e)	the Major Scheduled Maintenance Quantity (if any) for the Contract Year identified by Seller pursuant to Section 8.1.1(b);

(f)	for each cargo:

(i)	the loading terminal if changed from Driftwood LNG Terminal pursuant to Section 3.1.2;

(ii)	the LNG Tanker (if specified by Buyer);

(iii)	the Scheduled Cargo Quantity, if any, specified in the notice sent by Buyer pursuant to Section 8.1.2; and

(iv)	the proposed Delivery Window; and

(g)	any other information that may affect annual scheduling.

8.2	Determination of Annual Delivery Program

8.2.1	No later than ten (10) Days after receipt of Seller’s proposed schedule provided under Section 8.1.3, Buyer shall notify Seller if Buyer desires to consult with Seller regarding the proposed schedule, including (a) if Seller has not requested a Round-Up Quantity pursuant to Section 8.1.3(b), whether Buyer desires to request a Round-Up Quantity in accordance with Section 5.4.2, or (b) if Seller has requested a Round-Up Quantity pursuant to Section 8.1.3(b), whether Buyer is unable, despite its exercise of reasonable efforts, to schedule the receipt of the additional LNG. Seller shall, no later than fifteen (15) Days after receipt of Buyer’s notice, meet and consult with Buyer.

8.2.2
If, prior to the date that is sixty-one (61) Days before the start of a Contract Year, the Parties have agreed on a schedule of deliveries for such Contract Year, then Seller shall issue the delivery schedule agreed by the Parties. If the Parties are unable to agree on a schedule of deliveries for such Contract Year, then no later than sixty-one (61) Days before the start of such Contract Year, Seller shall issue the delivery schedule for such Contract Year containing the information set forth in Section 8.1.3, modified to reflect any changes agreed by the Parties pursuant to Section 8.2.1 and to reflect any changes required by Section 5.4 to Seller’s proposal pursuant to Section 8.1.3(b) for a Round-Up Quantity or Round-Down Quantity. The schedule promulgated by Seller shall reflect the exercise of reasonable efforts by Seller to (i) assign to Buyer Delivery Windows that are as close as reasonably practicable to the Delivery Windows proposed by Buyer pursuant to Section 8.1.2, and (ii) specify the Scheduled Cargo Quantity with respect to each LNG Tanker as notified by Buyer pursuant to Section 8.1.2; provided, that Seller shall have the right to issue a schedule with different terms to the extent required to ensure that the entire AACQ is scheduled and to comply with the other requirements of this Agreement, including the terms of Section 5.3. Seller shall provide for delivery of the AACQ in accordance with Section 5.3.

8.2.3
The schedule for deliveries of LNG during the Contract Year established pursuant to this Section 8.2, as amended from time to time in accordance with Section 8.3, is the “Annual Delivery Program” or “ADP”. If Seller fails to issue the schedule provided for in Sections 8.1.3 or 8.2.2, if applicable, then the schedule proposed by Buyer under Section 8.1.2 shall be the ADP for the relevant Contract Year.

8.2.4
All references in Section 8.1 and this Section 8.2 to a specific number of Days prior to the start of a Contract Year shall be construed to mean, for purposes of the First Contract Year, as such number of Days prior to the anticipated Date of Full Operations for Plant 1 as revised by any acceleration thereof by Seller pursuant to Section 4.3.1. In the event of such acceleration, Seller shall be deemed to be in compliance with Section 8.1.1 for purposes of the First Contract Year so long as Seller provides the notice required by Section 8.1.1 at the same time Seller provides notice of such acceleration.

8.3	Changes to Annual Delivery Program

8.3.1	Subject to the remainder of this Section 8.3, either Party may request by notice a change in the ADP or Ninety Day Schedule for a Contract Year for any reason.

8.3.2
As soon as possible after notice has been received pursuant to this Section 8.3, the Parties shall consult with one another in order to examine whether such ADP or Ninety Day Schedule can be revised to accommodate such proposed change(s). Neither Party shall unreasonably withhold or delay its consent to revise the ADP or Ninety Day Schedule in accordance with changes proposed by the other Party; provided that neither Party shall be under any obligation to consent thereto if:

(a)
in the case of Seller, (i) Seller is unable to agree after the exercise of reasonable efforts to any necessary changes in its arrangements with its LNG supplier(s), LNG producer(s), transporters or other buyers of LNG, (ii) the requested change would impose additional costs (unless Buyer agrees to reimburse such costs) or risks upon Seller, or (iii) the requested change would increase the total quantities scheduled hereunder or decrease the total quantities scheduled hereunder; or

(b)
in the case of Buyer, (i) Buyer is unable to agree after the exercise of reasonable efforts to any necessary changes in its arrangements with Transporter or Buyer’s customers, (ii) the requested change would impose additional costs (unless Seller agrees to reimburse such costs) or risks upon Buyer, or (iii) the requested change would increase the total quantities scheduled hereunder or decrease the total quantities scheduled hereunder.

8.3.3
A Party shall not withhold or delay its consent to revise the ADP or Ninety Day Schedule if the proposed change: (a) complies with the terms of this Agreement and Applicable Laws; (b) by the exercise of reasonable efforts on the part of such Party, does not create a material adverse impact on health, safety, environment or the operations of such Party; (c) does not result in unreimbursed increased costs or decreased revenues to such Party; and (d) results in no change to the total quantities scheduled hereunder.

8.3.4
Upon a scheduling change pursuant to this Section 8.3, the ADP and, if applicable, the Ninety Day Schedule shall be amended accordingly and an updated ADP and, if applicable, an updated Ninety Day Schedule shall promptly be provided in writing by Seller to Buyer.

8.4	Ninety Day Schedule
No later than the twenty-third (23rd) Day of each Month, Seller shall issue a forward plan of deliveries for the three (3)-Month period commencing on the first (1st) Day of the following Month thereafter (e.g., the Ninety Day Schedule for the three (3)-Month period commencing on May 1st shall be issued no later than the twenty-third (23rd) Day of April) (such plan, as amended from time to time in accordance with procedures set forth in this Agreement, the “Ninety Day Schedule”). The Ninety Day Schedule shall set forth by cargo the forecast pattern of deliveries, including the Delivery Window, LNG Tanker and Scheduled Cargo Quantity for each cargo. In the absence of agreement between the Parties otherwise, the Ninety Day Schedule will maintain the Scheduled Cargo Quantities and Delivery Windows as identified in the Annual Delivery Program.

9.	Contract Sales Price

9.1	Contract Sales Price

9.1.1
Subject to Section 9.1.2, the contract sales price (“CSP”) (expressed in USD per MMBtu rounded to two decimal places, and not less than zero) for all LNG made available by Seller to Buyer under this Agreement shall be as follows:

CSP equals JKM minus an amount equal to [***]
where:
“JKM” means an amount expressed in USD per MMBtu equal to the arithmetic average of all the JKM (M) frontline quotations published in the “DES Japan/Korea Marker (JKM)” price table for each Platts Business Day, as published in Platts LNG Daily in the “DES Japan/Korea Marker (JKM)” price table, during the Assessment Period;
“Assessment Period” means the period covering the second half (sixteenth (16th) – month end (unless the sixteenth (16th) is not a Platts Business Day, in which case the next Platts Business Day until month end)) of M-2 month and the first half (first (1st) – fifteenth (15th) (unless the fifteenth (15th) of that month is not a Platts Business Day, in which case the first half will end on the day immediately before the next Platts Business Day)) of M-1 month;
“M” means the calendar month following the month in which the Delivery Window of the relevant Cargo is scheduled to begin;
“Platts Business Day” means a Day in respect of which Platts LNG Daily published prices for “DES Japan/Korea Marker (JKM)”;

“Platts LNG Daily” means the publication of that same name published by S&P Global;
“CPI(y)” means the arithmetic average of the US Department of Labor Bureau of Labor Statistics CPI (All Urban Consumers, U.S., All Items, 1982 – 1984, Not Seasonally Adjusted, Series I.D. CUUR0000SA0) for the twelve (12) Months preceding January 1st of the year in which M month occurs; provided that if such arithmetic average is less than CPI0, then CPI(y) shall be equal to CPI0; and
“CPI0” means the arithmetic average of the US Department of Labor Bureau of Labor Statistics CPI (All Urban Consumers, U.S., All Items, 1982 – 1984, Not Seasonally Adjusted, Series I.D. CUUR0000SA0) for the twelve (12) Month period between January 1st and [***].

9.1.2	CSP shall be adjusted as follows, to the extent applicable:

(a)
if at any time the US Department of Labor Bureau of Labor Statistics CPI (All Urban Consumers, U.S., All Items, 1982 – 1984, Not Seasonally Adjusted, Series I.D. CUUR0000SA0) statistics are adjusted for a relevant period following the calculation of CSP in respect of any LNG delivered hereunder, then (i) such CSP shall be recalculated pursuant to this Section 9.1, (ii) all invoices previously issued by Seller during such period shall be treated as Provisional Invoices, and (iii) Seller shall issue a revised invoice reflecting any aggregate credit for Buyer, or debit owed by Buyer, as applicable, in respect of all such Provisional Invoices, as soon as reasonably practicable thereafter;

(b)	if at any time prior to the end of the Term, any index is discontinued or otherwise no longer published, a comparable index will be substituted pursuant to Section 1.3; and

(c)	if at any time prior to the end of the Term, any index is rebased, the formula in Section 9.1.1 shall be adjusted accordingly to properly reflect the rebasing.

10.	Invoicing and Payment

10.1	Invoices

10.1.1
Invoices for Cargoes. Invoices for each cargo made available by Seller and taken by Buyer, together with relevant supporting documents including a certificate of quantity loaded, shall be prepared and delivered by Seller to Buyer promptly following each Delivery Window and receipt of the final inspection certificate applicable to the loading of such cargo. The invoice amount shall be the CSP, multiplied by the quantity of LNG loaded on the LNG Tanker as calculated pursuant to Section 13.5.

10.1.2
Invoices for Cargo DoP Payments. Invoices for Cargo DoP Payments owed to Buyer by Seller shall be prepared by Buyer and delivered to Seller promptly following the Delivery Window of each affected cargo.

10.1.3
Invoices for Cargo Shortfall Payments. Invoices for Cargo Shortfall Payments owed to Seller by Buyer shall be prepared by Seller and delivered to Buyer promptly following the Delivery Window for each affected cargo. Invoices for any amounts owed to Buyer by Seller pursuant to Section 5.7.6 shall be prepared by Seller and delivered to Buyer as soon as reasonably practicable.

10.1.4
Invoices for Various Sums Due. In the event that any sums are due from one Party to the other Party under Section 7.5.4(b), 7.12.3, 7.12.4, 7.13.2(c), 7.16.1, 10.3.3, 10.4.1, 11.5, 12.3.1, or 12.3.2 of this Agreement, the Party to whom such sums are owed shall furnish an invoice therefor, describing in reasonable detail the basis for such invoice and providing relevant documents supporting the calculation thereof.

10.1.5
Invoices for Other Sums Due. In the event that any sums are due from one Party to the other Party under this Agreement, other than for a reason addressed in Section 10.1.1 through 10.1.4, the Party to whom such sums are owed shall furnish an invoice therefor, describing in reasonable detail the basis for such invoice and providing relevant documents supporting the calculation thereof.

10.1.6	Notice. Invoices shall be sent in accordance with Section 24.

10.1.7	Provisional Invoices.

(a)
In the event (i) a rate or index used in the calculation of an amount is not available on a temporary or permanent basis; or (ii) any other relevant information necessary to compute an invoice is not available, the invoicing Party may issue a provisional invoice (“Provisional Invoice”) in an amount calculated, in the case of subsection (i) of this Section 10.1.7(a), in accordance with Section 1.3, and, in the case of subsection (ii) of this Section 10.1.7(a), based on the best estimate of the unavailable information by the Party issuing the Provisional Invoice. A Provisional Invoice shall be deemed to be an invoice issued pursuant to Section 10.1.1 through 10.1.3, as applicable, for the purposes of the payment obligations of Seller or Buyer, as applicable, and shall be subject to subsequent adjustment in accordance with Section 10.1.7(b).

(b)
If a Provisional Invoice has been issued, the invoicing Party shall issue a final invoice reflecting any credit or debit, as applicable, to the Provisional Invoice as soon as reasonably practicable after the information necessary to compute the payment has been obtained by such Party. Seller and Buyer shall settle such debit or credit amount, as the case may be, when payment of the next invoice is due pursuant to Section 10.2 or, if earlier, upon the termination of this Agreement.

10.2	Payment
All amounts invoiced under this Agreement that are due and payable shall be paid in accordance with this Section 10.2.

10.2.1
Payments for Cargoes. Invoices issued in accordance with Section 10.1.1 for cargoes made available and taken shall become due and payable by Buyer on the tenth (10th) Day after the date on which Buyer received such invoice.

10.2.2	Cargo DoP Payments. Invoices issued in accordance with Section 10.1.2 shall become due and payable on the tenth (10th) Day following receipt by Seller.

10.2.3
Cargo Shortfall Payments. Invoices issued in accordance with Section 10.1.3 shall become due and payable on the tenth (10th) Day following receipt by Buyer. Amounts owed by Seller in accordance with Section 10.1.3 shall become due and payable on the tenth (10th) Day following Seller receiving the applicable corresponding payment pursuant to a Mitigation Sale.

10.2.4	Payments for Other Sums Due. An invoice issued pursuant to Section 10.1.4 or 10.1.5 shall be paid by the paying Party thereunder not later than twenty (20) Days after receipt of such invoice.

10.2.5
Payment Method. All invoices shall be settled by payment in USD of the sum due by wire transfer of immediately available funds to an account with the bank designated by the other Party in accordance with Section 10.2.6.

10.2.6
Designated Bank. Each Party shall designate a bank in a location reasonably acceptable to the other Party for payments under this Agreement. Initially a Party shall designate its bank by notice to the other Party prior to the later of (a) the date thirty (30) Days after the Effective Date and (b) the Date of Substantial Completion of Plant 1, and thereafter not less than thirty (30) Days before any redesignation is to be effective.

10.2.7
Payment Date. If any invoice issued pursuant to Section 10.1 would result in a Party being required to make a payment on a Day that is not a Payment Business Day, then the due date for such invoice shall be the immediately succeeding Payment Business Day.

10.3	Disputed Invoice

10.3.1
Payment Pending Dispute. Absent manifest error, each Party invoiced pursuant to Section 10.1.1, 10.1.2, 10.1.3, or 10.1.4 shall pay all disputed and undisputed amounts due under such invoice without netting or offsetting, and the Party disputing any amounts due under any such invoice shall as soon as reasonably practicable notify the other Party of the reasons for such disagreement. In the case of manifest error, the correct amount shall be paid disregarding such error, and necessary correction and consequent adjustment shall be made within five (5) Business Days after agreement or determination of the correct amount.

10.3.2
Timing. Except with respect to Sections 1.3, 10.3.4, and 14, any invoice may be contested by the receiving Party only pursuant to Section 10.5 or if, within a period of thirteen (13) Months after its receipt thereof, that Party serves notice to the other Party questioning the correctness of such invoice. Subject to Section 10.5, if no such notice is served, the invoice shall be deemed correct and accepted by both Parties.

10.3.3
Interest. The Party who invoiced and received payment of a sum, subsequently determined not to have been payable under this Agreement to such Party, shall pay interest to the other Party on such amount, at a rate per annum equal to two percent (2%) above LIBOR (as in effect on the Day when such sum was originally paid) on and from the Day when such sum was originally paid until the date of its repayment, provided that, without prejudice to the other terms of this Agreement, if such period lasts longer than ninety (90) Days, the applicable LIBOR rate for each successive term of ninety (90) Days during that period shall be that in effect on the first (1st) Day of that ninety (90) Day period. Interest shall accrue from Day to Day and be calculated on the basis of a three hundred sixty (360) Day year.

10.3.4
Measurement or Analyzing Errors. Any errors found in an invoice or credit note which are caused by the inaccuracy of any measuring or analyzing equipment or device shall be corrected in accordance with Exhibit A hereto, as applicable, and shall be settled in the same manner as is set out above in this Section 10.3.

10.4	Delay in Payment

10.4.1
Interest. If either Party fails to make payment of any sum as and when due under this Agreement, it shall pay interest thereon to the other Party at a rate per annum equal to two percent (2%) above LIBOR (as in effect on the Day when such sum was originally due) on and from the Day when payment was due until the date of payment, provided that, without prejudice to the other terms of this Agreement, if such period lasts longer than ninety (90) Days, the applicable LIBOR rate for each successive term of ninety (90) Days during that period shall be that in effect on the first (1st) Day of that ninety (90) Day period. Interest shall accrue from Day to Day and be calculated on the basis of a three hundred sixty (360) Day year.

10.4.2
Costs and Expenses. Subject to Section 20.1.12, each Party shall bear its own costs (including attorneys’ or experts’ fees or costs) in respect of enforcement of such Party’s rights in any Dispute proceeding as a result of the other Party failing to perform or failing timely to perform its obligations under this Agreement including failing timely to make any payment in accordance with this Agreement.

10.5	Audit Rights
Each Party shall have the right to cause an independent auditor, appointed by such Party at such Party’s sole cost and expense, to audit the books, records and accounts of the other Party that are directly relevant to the determination of any amounts invoiced, charged, refunded or credited by the other Party within the previous twelve (12) Months or as otherwise required by this Agreement. Such audit shall be conducted at the office where the records are located, during the audited Party’s regular business hours and on reasonable prior notice, and shall be completed within thirty (30) Days after the audited Party’s relevant records have been made available to the auditing Party. The independent auditor shall be a major firm experienced in providing auditing services, and the Party appointing such auditor shall cause the auditor to execute a confidentiality agreement reasonably acceptable to the Party being audited. If the audit discloses an error in any invoiced amount under this Agreement, then the auditing Party shall, within thirty (30) Days following completion of the audit pertaining to the affected invoice or statement, provide notice to the audited Party describing the error and the basis therefor. Promptly thereafter, the Parties shall commence discussions regarding such error in order to expeditiously, and in good faith, achieve resolution thereof, provided that any adjustments arising from such audit shall be made and all credits or charges finalized within forty-five (45) Days of completion of any relevant audit.

11.	Taxes

11.1	Responsibility
Buyer shall indemnify and hold Seller and its direct or indirect owners and Affiliates harmless from any and all Buyer Taxes, and Seller shall indemnify and hold Buyer and its Affiliates harmless from any and all Seller Taxes.

11.2	Seller Taxes
“Seller Taxes” means any Taxes imposed from time to time:

(a)	solely on account of the corporate existence of Seller or its Affiliates;

(b)
in respect of the property, revenue, income, or profits of Seller or its Affiliates (other than Taxes required to be deducted or withheld by Buyer from or in respect of any payments (whether in cash or in kind) under this Agreement);

(c)
subject to Section 11.5, in the United States of America or any political subdivision thereof, that may be levied or assessed upon the export, loading, storage, processing, transfer, transport, ownership of title, or delivery of LNG, up to and at the Delivery Point and prior to the transfer of title to such LNG to Buyer pursuant to Section 6.2; and

(d)	payable by Buyer by reason of a failure by Seller to properly deduct, withhold or pay any Taxes described in Section 11.4.

11.3	Buyer Taxes
“Buyer Taxes” means any Taxes imposed from time to time:

(a)	solely on account of the corporate existence of Buyer or its Affiliates;

(b)
in respect of the property, revenue, income, or profits of Buyer or its Affiliates (other than Taxes required to be deducted or withheld by Seller from or in respect of payments (whether in cash or in kind) under this Agreement);

(c)
in the United States of America (or any political subdivision thereof) or in any jurisdiction in which any of Buyer’s Discharge Terminals are located (or any political subdivision thereof), or any jurisdiction through which any LNG Tanker transits or on which any LNG Tanker calls (or any political subdivision thereof), in each case that may be levied or assessed upon the sale, use, purchase, import, unloading, export, loading, storage, processing, transfer, transport, ownership of title, receipt or delivery of LNG after the transfer of title to such LNG to Buyer pursuant to Section 6.2 at the Delivery Point; and

(d)	payable by Seller by reason of a failure by Buyer to properly deduct, withhold or pay any Taxes described in Section 11.4.

11.4	Withholding Taxes
If Seller or Buyer (in either case, the “Payor” for purposes of this Section 11.4), is required to deduct or withhold Taxes from or in respect of any payments (whether in cash or in kind) to the other Party under this Agreement, then: (a) the Payor shall make such deductions and withholdings; (b) the Payor shall pay the full amount deducted or withheld to the appropriate Governmental Authority in accordance with Applicable Laws; (c) the Payor shall promptly furnish to the other Party the original or a certified copy of a receipt evidencing such payment; and (d) the sum payable by the Payor to the other Party shall be increased by such additional sums as necessary so that after making all required deductions and withholdings of Taxes (including deductions and withholdings of Taxes applicable to additional sums payable under this Section 11.4), the other Party receives an amount equal to the sum it would have received had no such deductions or withholdings of Taxes been made. For the avoidance of doubt, the payment mechanism described in this Section 11.4 does not affect the Tax rights and responsibilities among the Parties provided under Section 11.1.

11.5	Transfer Taxes
In the event that the United States of America or any political subdivision thereof, including the State of Louisiana or any of its political subdivisions, levies or assesses a value added Tax, sales or use Tax, or other transfer Tax (“Transfer Taxes”) on the transfer of LNG pursuant to this Agreement, then unless Buyer has demonstrated an exemption that excuses Seller from any requirement under Applicable Laws to collect such Transfer Taxes from Buyer (including the provision of any exemption certificate or other documentation required to demonstrate such exemption), Seller shall (a) add such Transfer Taxes to the invoice for such LNG issued pursuant to Section 10.1 or (b) promptly notify Buyer and remit such Transfer Taxes to the appropriate Governmental Authority, in which case, pursuant to Section 10.1.4, Seller shall furnish Buyer with an invoice of the Transfer Taxes required to be reimbursed to Seller, and Buyer shall pay such invoice in accordance with Section 10.2.4. Buyer shall remain liable for any Transfer Taxes imposed on Seller as a result of Buyer’s failure to qualify for an exemption claimed by Buyer.

11.6	Mitigation and Cooperation
Each Party shall use reasonable efforts to take actions or measures requested by the other Party in order to minimize liabilities for Taxes for which the other Party is liable under this Section 11, and to file for and secure exclusions, exemptions, rebates, credits, refunds, abatement and incentives with respect to any such Taxes, provided that the other Party shall pay such Party’s reasonable costs and expenses in relation thereto. Buyer shall provide Seller with information and documents requested by Seller for purposes of Seller qualifying for or benefitting from any and all exclusions, exemptions, rebates, credits, refunds, abatement and incentives of any Taxes for which Seller is liable under this Section 11.

11.7	Refunds
If a Party has made an indemnification payment to the other Party pursuant to this Section 11 with respect to any amount owed or paid by the indemnified Party and the indemnified Party thereafter receives a refund or credit of any such amount, such indemnified Party shall pay to the indemnifying Party the amount of such refund or credit (less any reasonable costs and expenses incurred by the indemnified Party to obtain such refund or credit, without duplication of any such costs or expenses paid by the indemnifying Party under Section 11.6) promptly following the receipt thereof. The indemnified Party shall provide such assistance as the indemnifying Party may reasonably request to obtain such a refund or credit.

12.	Quality

12.1	Specification
LNG delivered under this Agreement shall contain no water, active bacteria or bacterial agents (including sulphate reducing bacteria or acid producing bacteria) or other contaminants or extraneous material and, when converted into a gaseous state, comply with the following specifications (“Specifications”):

Minimum Gross Heating Value	1000 Btu/SCF

Maximum Gross Heating Value	1150 Btu/SCF

Minimum methane (C1)	84.0 MOL%

Maximum H2S	0.25 grains per 100 SCF

Maximum Sulfur	1.35 grains per 100 SCF

Maximum N2	1.5 MOL%

Maximum Ethane (C2)	11 MOL%

Maximum Propane (C3)	3.5 MOL%

Maximum Butane (C4) and heavier	2 MOL%

12.2	Determining LNG Specifications
LNG shall be tested pursuant to Exhibit A to determine whether such LNG complies with the Specifications.

12.3	Off-Specification LNG

12.3.1
If Seller, acting as a Reasonable and Prudent Operator, determines prior to loading of a cargo that the LNG is expected not to comply with the Specifications (“Off-Spec LNG”) upon loading, Seller shall, as soon as reasonably practicable, suspend loading and shall give notice to Buyer of the extent of the expected variance as soon as practicable (but in no case later than the commencement of loading of the cargo), and:

(a)	Buyer shall use reasonable efforts, including coordinating with the Transporter and the operator of the Discharge Terminal, to accept such LNG where the LNG would be acceptable to the Transporter and the operator of the Discharge Terminal, each of them acting in their sole discretion (unless Transporter or such operator is Buyer or an Affiliate of Buyer), and would not prejudice the safe and reliable operation of any LNG Tanker, the Discharge Terminal, and any downstream facilities being supplied regasified LNG; Buyer shall notify Seller within twenty-four (24) hours of receipt of Seller’s notice whether Buyer is so able to accept such LNG;

(b)
if Buyer can accept delivery of such cargo, then Buyer shall take delivery of such cargo, and Seller shall reimburse Buyer for all reasonable documented direct costs incurred by Buyer (including direct costs owed to any Affiliate of Buyer, Transporter, and the operator of the Discharge Terminal) in transporting and treating such Off-Spec LNG to meet the Specifications (or to otherwise make such LNG marketable); provided, however, the Seller’s liability shall not exceed twenty percent (20%) of the CSP for such cargo, multiplied by the quantity (in MMBtu) of the Off-Spec LNG; and

(c)
if Buyer determines in good faith that it cannot, using reasonable efforts, receive such cargo, or that Buyer anticipates that it might be liable for costs that would not otherwise be reimbursed pursuant to Section 12.3.1(b), then Buyer shall be entitled to reject such cargo by giving Seller notice of rejection within forty-eight (48) hours of the Buyer’s receipt of Seller’s notice, and Buyer shall be relieved of its obligation to load such cargo, Seller shall be deemed to have failed to make available such cargo and Section 5.6.2 shall apply in respect of such cargo.

12.3.2
If Off-Spec LNG is delivered to Buyer without Buyer being made aware of the fact that such Off-Spec LNG does not comply with the Specifications, or without Buyer being made aware of the actual extent to which such Off-Spec LNG does not comply with the Specifications, then upon Buyer or Seller becoming aware that the LNG is Off-Spec LNG and following prompt notice thereof to the other Party, Seller shall immediately suspend loading operations (if applicable) pending a determination by Buyer and:

(a)
if Buyer is able, using reasonable efforts, to transport and treat the Off-Spec LNG to meet the Specifications (or to otherwise make such LNG marketable) within the cost limitations set forth in this Section 12.3.2(a), then Buyer shall notify Seller as soon as practicable to resume loading (if applicable) and Seller shall reimburse Buyer for all reasonable documented direct costs and expenses incurred by Buyer (including direct costs owed to any Affiliate of Buyer, Transporter, and the operator of the Discharge Terminal) in transporting and treating such Off-Spec LNG received at the Discharge Terminal to meet the Specifications (or to otherwise make such LNG marketable), in an amount not exceeding one hundred percent (100%) of the CSP for such cargo, multiplied by the quantity (in MMBtu) of the Off-Spec LNG so delivered; provided, however, that Buyer, any Affiliate of Buyer, Transporter, and the operator of the Discharge Terminal shall not be required to incur costs in excess of those reimbursable by Seller; or

(b)
if Buyer determines in good faith that it cannot, using reasonable efforts, transport and treat such Off-Spec LNG to meet the Specifications (or to make such LNG marketable) within the cost limitations set forth in Section 12.3.2(a), then: (i) Buyer shall be entitled to reject such Off-Spec LNG by giving Seller notice of such rejection as soon as practicable, and in any case within ninety-six (96) hours after (A) Seller notifies Buyer that such LNG is Off-Spec LNG and the actual extent to which such Off-Spec LNG does not comply with the Specifications or (B) Buyer becomes aware that such LNG is Off-Spec LNG, whichever occurs first; (ii) Buyer shall be entitled to dispose of the loaded portion of such Off-Spec LNG (or regasified LNG produced therefrom) in any manner that Buyer, acting in accordance with the standards of a Reasonable and Prudent Operator, deems appropriate; and (iii) Seller shall reimburse Buyer in respect of and indemnify and hold Buyer harmless from all direct loss, damages, costs and expenses incurred by Buyer, any Affiliate of Buyer, Transporter or the operator of the Discharge Terminal (if, and only to the extent that, Buyer is contractually liable to such operator) as a result of the delivery of such Off-Spec LNG, including in connection with the handling, treatment or safe disposal of such Off-Spec LNG or other LNG being held at the Discharge Terminal or being carried onboard the LNG Tanker which was contaminated by it, cleaning or clearing the LNG Tanker and Discharge Terminal, and damage caused to the LNG Tanker and Discharge Terminal.

12.3.3
If Buyer rejects a cargo in accordance with Section 12.3.1(c) or 12.3.2(b), Seller shall be deemed to have failed to make available such cargo, and the Scheduled Cargo Quantity for such cargo shall be treated as a Cargo DoP Quantity resulting in a Cargo DoP Payment under Section 5.6.2. If Buyer accepts a cargo of Off-Spec LNG in accordance with Section 12.3.1(b) or transports and treats a cargo of Off-Spec LNG in accordance with Section 12.3.2(a), Seller shall be deemed to have satisfied its obligation to make available such LNG to Buyer for purposes of Section 5.6.1. For purposes of calculations pursuant to this Section 12.3, the CSP shall be determined as of the Month in which the applicable Delivery Window begins.

13.	Measurements and Tests

13.1	LNG Measurement and Tests
LNG delivered to Buyer, and Gas used as fuel by the LNG Tanker, pursuant to this Agreement shall be measured and tested in accordance with Exhibit A.

13.2	Parties to Supply Devices

13.2.1
Buyer shall supply, operate and maintain, or cause to be supplied, operated and maintained, suitable gauging devices for the LNG tanks of the LNG Tanker, as well as pressure and temperature measuring devices, in accordance with Section 13.3 and Exhibit A, and any other measurement, gauging or testing devices which are incorporated in the structure of such LNG Tanker or customarily maintained on shipboard.

13.2.2
Seller shall supply, operate and maintain, or cause to be supplied, operated and maintained, devices required for collecting samples and for determining quality and composition of the delivered LNG, in accordance with Section 13.3 and Exhibit A, and any other measurement, gauging or testing devices which are necessary to perform the measurement and testing required hereunder at the Loading Port.

13.3	Selection of Devices
Each device provided for in this Section 13 shall be selected and verified in accordance with Exhibit A. Any devices that are provided for in this Section 13 not previously used in an existing LNG trade shall be chosen by written agreement of the Parties and shall be such as are, at the time of selection, accurate and reliable in their practical application. The required degree of accuracy of such devices shall be agreed in writing by Buyer and Seller in advance of their use, and such degree of accuracy shall be verified by an independent surveyor agreed in writing by the Parties.

13.4	Tank Gauge Tables of LNG Tanker
Buyer shall furnish to Seller, or cause Seller to be furnished, a certified copy of tank gauge tables as described in Exhibit A for each LNG tank of the LNG Tanker and of tank gauge tables revised as a result of any recalibration of an LNG tank of an LNG Tanker.

13.5	Gauging and Measuring LNG Volumes Loaded
Volumes of LNG delivered under this Agreement will be determined by gauging the LNG in the LNG tanks of the LNG Tanker immediately before and after loading and taking into account Gas returned to the Driftwood LNG Terminal and Gas burned by the LNG Tanker during loading, all in accordance with the terms of Exhibit A.

13.6	Samples for Quality Analysis
Representative samples of the delivered LNG shall be obtained by Seller as provided in Exhibit A.

13.7	Quality Analysis
The samples referred to in Section 13.6 shall be analyzed, or caused to be analyzed, by Seller in accordance with the terms of Exhibit A, in order to determine the molar fractions of the hydrocarbons and components in the sample.

13.8	Operating Procedures

13.8.1
Prior to carrying out measurements, gauging and analyses hereunder, the Party responsible for such operations shall notify the designated representative(s) of the other Party, allowing such representative(s) a reasonable opportunity to be present for all operations and computations; provided, however, that the absence of such representative(s) after notification and reasonable opportunity to attend shall not affect the validity of any operation or computation thereupon performed.

13.8.2
At the request of either Party, any measurements, gauging and/or analyses provided for in Sections 13.5, 13.6, 13.7 and 13.10.1 shall be witnessed and verified by an independent surveyor agreed in writing by the Parties. The results of verifications and records of measurement shall be maintained in accordance with the terms of Exhibit A.

13.9	MMBtu Quantity Delivered
The number of MMBtus sold and delivered shall be calculated at the Delivery Point by Seller and witnessed and verified by an independent surveyor agreed in writing by the Parties following the procedures set forth in Exhibit A.

13.10	Verification of Accuracy and Correction for Error

13.10.1
Each Party shall test and verify the accuracy of its devices at intervals to be agreed between the Parties. In the case of gauging devices of the LNG Tanker, such tests and verifications shall take place during each scheduled dry-docking, provided that the interval between such dry dockings shall not exceed five (5) years. Indications from any redundant determining devices should be reported to the Parties for verification purposes. Each Party shall have the right to inspect and if a Party reasonably questions the accuracy of any device, to require the testing or verification of the accuracy of such device in accordance with the terms of Exhibit A.

13.10.2	Permissible tolerances of the measurement, gauging and testing devices shall be as described in Exhibit A.

13.11	Costs and Expenses

13.11.1
Except as provided in this Section 13.11, all costs and expenses for testing and verifying measurement, gauging or testing devices shall be borne by the Party whose devices are being tested and verified; provided, however, that representatives of the Parties attending such tests and verifications shall do so at the cost and risk of the Party they represent.

13.11.2
In the event that a Party inspects or requests the testing/verification of any of the other Party’s devices on an exceptional basis in each case as provided in Section 13.10.1, the Party requesting the testing/verification shall bear all costs thereof; provided, however, that in the event that such testing or verification discloses that the other Party’s devices fail to comply with the requirements of this Agreement, all costs and expenses for such testing and verification of the devices that failed to comply shall be borne by the Party whose devices were tested.

13.11.3	The costs of the independent surveyor:

(a)	requested by a Party in accordance with Section 13.8.2 or paragraph 3(a) of Exhibit A shall be borne by the requesting Party; and

(b)	referred to in Section 13.9 shall be borne equally by Buyer and Seller.

14.	Force Majeure

14.1	Force Majeure
Neither Party shall be liable to the other Party for any delay or failure in performance under this Agreement if and to the extent such delay or failure is a result of Force Majeure. To the extent that the Party so affected fails to use commercially reasonable efforts to overcome or mitigate the effects of such events of Force Majeure, it shall not be excused for any delay or failure in performance that would have been avoided by using such commercially reasonable efforts. Subject to the provisions of this Section 14, the term “Force Majeure” shall mean any act, event or circumstance, whether of the kind described herein or otherwise, that is not reasonably within the control of, does not result from the fault or negligence of, and would not have been avoided or overcome by the exercise of reasonable diligence by, the Party claiming Force Majeure or an Affiliate of the Party claiming Force Majeure, such Party and, as applicable, its Affiliate having observed a standard of conduct that is consistent with a Reasonable and Prudent Operator, and that prevents or delays in whole or in part such Party’s performance of one or more of its obligations under this Agreement.

14.1.1	Force Majeure may include circumstances of the following kind, provided that such circumstances satisfy the definition of Force Majeure set forth above:

(a)	acts of God, a Governmental Authority, or a public enemy;

(b)	subject to Section 14.6, strikes, lockout, or other industrial action;

(c)
wars, blockades or civil disturbances of any kind; epidemics, actual or reasonably forecasted adverse weather or sea conditions, fires, explosions, arrests and restraints of governments or people; acts of terrorism, acts of piracy and serious threat of piracy;

(d)	the breakdown or failure of, freezing of, breakage or accident to, or the necessity for making repairs or alterations to any facilities or equipment;

(e)
in respect of Seller: (i) loss of, accidental damage to, or inaccessibility to or inoperability of (x) the Driftwood LNG Terminal or any Connecting Pipeline or (y) the liquefaction and loading facilities at any alternate source pursuant to Section 3.1.2 and any Gas pipeline as may be directly interconnected thereto, and subject to Section 14.2.4; and (ii) any event that affects Driftwood (or one or more of its Gas suppliers or LNG producer that is necessary for Driftwood to carry out certain obligations hereunder) that itself would meet the definition of Force Majeure, in this Section 14.1;

(f)	in respect of Buyer, events affecting the ability of any LNG Tanker to receive and transport LNG including the unavailability of tug services, subject to Section 14.2.3; and

(g)	the withdrawal, denial, or expiration of, or failure to obtain, any Approval.

14.1.2
Nothing in this Section 14.1 shall be construed to require a Party to observe a higher standard of conduct than that required of a Reasonable and Prudent Operator as a condition to claiming the existence of Force Majeure.

14.2	Limitations on Force Majeure

14.2.1
Indemnity and Payment Obligations. Notwithstanding Section 14.1, no Force Majeure shall relieve, suspend, or otherwise excuse either Party from performing any obligation to indemnify, reimburse, hold harmless or otherwise pay the other Party under this Agreement.

14.2.2	Events Not Force Majeure. The following events shall not constitute Force Majeure:

(a)	a Party’s inability to finance its obligations under this Agreement or the unavailability of funds to pay amounts when due in the currency of payment;

(b)
the unavailability of, or any event affecting, any facilities at or associated with any loading port or unloading port (or downstream of an unloading port) other than the Driftwood LNG Terminal or any alternate source agreed by the Parties pursuant to Section 3.1.2;

(c)	the ability of Seller or Buyer to obtain better economic terms for LNG or Gas from an alternative supplier or buyer, as applicable;

(d)
changes in either Party’s market factors, default of payment obligations or other commercial, financial or economic conditions, including failure or loss of any of Buyer’s or Seller’s Gas, LNG or electric power markets;

(e)	breakdown or failure of plant or equipment caused by normal wear and tear or by a failure to properly maintain such plant or equipment;

(f)	the non-availability or lack of economically obtainable Gas reserves;

(g)
in the case of Seller, any event arising from an action or omission of (i) any Affiliate of Seller, (ii) the contractor or sub-contractor or agent of Seller or Affiliate of Seller, or (iii) the operator of the Driftwood LNG Terminal, in each case to the extent that, had Seller taken such action or experienced such event, such event would not constitute Force Majeure pursuant to the provisions of this Section 14;

(h)
in the case of Buyer, any event arising from an action or omission of (i) any Affiliate of Buyer, (ii) any customer of Buyer scheduled to take delivery of LNG from Buyer at the Driftwood LNG Terminal, (iii) the contractor or sub-contractor or agent of Buyer or Affiliate of Buyer, (iv) the operator of any part of any Discharge Terminal or (v) any Transporter, in each case to the extent that, had Buyer taken such action or experienced such event, such event would not constitute Force Majeure pursuant to the provisions of this Section 14; and

(i)
the loss of interruptible or secondary firm transportation service on a Connecting Pipeline or any pipeline upstream of a Connecting Pipeline unless the cause of such loss was an event that would satisfy the definition of Force Majeure hereunder and primary in-the-path transportation service on such pipeline was also interrupted as a result of such event.

14.2.3	LNG Tankers.

(a)
Force Majeure relief in respect of Buyer for an event described in Section 14.1.1(f) affecting a specific LNG Tanker shall only be available with respect to cargoes that are scheduled to be transported on such LNG Tanker in the applicable Ninety Day Schedule or ADP for such Contract Year, or (to the extent that the ADP for the following Contract Year has been issued by Seller) in the ADP for the following Contract Year.

(b)
With respect to any particular cargo, Buyer shall not be entitled to claim Force Majeure relief for an event affecting the LNG Tanker nominated for such cargo if such LNG Tanker was affected by, or should reasonably have been expected by Buyer or its customer utilizing such LNG Tanker (in each case acting as a Reasonable and Prudent Operator) to be affected by, such Force Majeure event at the time it was nominated by Buyer pursuant to Section 8.1.2 or Section 8.3, as applicable, for the relevant cargo.

14.2.4
Alternative Sources. Force Majeure relief in respect of Seller for an event described in Section 14.1.1(e) affecting an alternate LNG source or facility thereat agreed between the Parties pursuant to Section 3.1.2 shall (a) only be available with respect to the cargo that is scheduled to be loaded at the Loading Port of such facility in the ADP or applicable Ninety Day Schedule for such Contract Year or, to the extent that the ADP for the following Contract Year has been issued, in the ADP for such following Contract Year and (b) not be available for an event affecting such alternate LNG source or facility thereat if such alternate LNG source or facility thereat was affected by such Force Majeure at the time it was nominated by Seller pursuant to Section 3.1.2 for the applicable cargo.

14.3	Notification
A Force Majeure event shall take effect at the moment such an event or circumstance occurs. Upon the occurrence of a Force Majeure event that prevents, interferes with or delays the performance by Seller or Buyer, in whole or in part, of any of its obligations under this Agreement, the Party affected shall give notice thereof to the other Party describing such event and stating the obligations the performance of which are affected (either in the original or in supplemental notices) and stating, as applicable:

14.3.1	the estimated period during which performance may be prevented, interfered with or delayed, including, to the extent known or ascertainable, the estimated extent of such reduction in performance;

14.3.2	the particulars of the program to be implemented to resume normal performance under this Agreement; and

14.3.3	the anticipated quantity of LNG scheduled in the ADP for a Contract Year that will not be made available or taken, as the case may be, by reason of Force Majeure.

Such notices shall thereafter be updated at least monthly during the period of such claimed Force Majeure specifying the actions being taken to remedy the circumstances causing such Force Majeure.

14.4	Measures
Prior to resumption of normal performance, the Parties shall continue to perform their obligations under this Agreement to the extent not excused by such event of Force Majeure.

14.5	No Extension of Term
The Term shall not be extended as a result of or by the duration of an event of Force Majeure.

14.6	Settlement of Industrial Disturbances
Settlement of strikes, lockouts, or other industrial disturbances shall be entirely within the discretion of the Party experiencing such situations, and nothing in this Agreement shall require such Party to settle industrial disputes by yielding to demands made on it when it considers such action inadvisable.

15.	Liabilities and Indemnification

15.1	General
Subject to Section 15.2, and without prejudice to any indemnity provided under this Agreement, Seller shall be liable to Buyer, and Buyer shall be liable to Seller, for any loss which has been suffered as a result of the breach by the Party liable of any one or more of its obligations under this Agreement, to the extent that the Party liable should reasonably have foreseen the loss.

15.2	Limitations on Liability

15.2.1
Incidental and Consequential Losses. Neither Party shall be liable to the other Party hereunder as a result of any act or omission in the course of or in connection with the performance of this Agreement, for or in respect of:

(a)	any indirect, incidental, consequential or exemplary losses;

(b)	any loss of income or profits;

(c)	except as expressly provided in this Agreement, any failure of performance or delay in performance to the extent relieved by the application of Force Majeure in accordance with Section 14; or

(d)	except as expressly provided in this Agreement, any losses arising from any claim, demand or action made or brought against the other Party by a Third Party.

15.2.2
Exclusive Remedies. A Party’s sole liability, and the other Party’s exclusive remedy, arising under or in connection with Sections 5.6, 5.7, 7.12.3, 7.12.4, 7.13.2(c) and 12.3 and this Section 15 shall be as set forth in each such provision, respectively.

15.2.3
Liquidated Damages. The Parties agree that it would be impracticable to determine accurately the extent of the loss, damage and expenditure that either Party would have in the circumstances described in Sections 5.6, 5.7, 7.12.3 and 7.12.4. Accordingly, the Parties have estimated and agreed in advance that the sole liability, and exclusive remedy for such circumstances shall be as provided in those Sections, and neither Party shall have additional liability as a result of any such circumstances. Each amount described in or determined by the provisions of Sections 5.6, 5.7, 7.12.3 and 7.12.4 is intended to represent a genuine pre-estimate by the Parties as to the loss or damage likely to be suffered by the Party receiving the payment or benefit in each such circumstance. Each Party waives any right to claim or assert, in any arbitration or expert determination pursuant to Section 20 in any action with respect to this Agreement, that any of the exclusive remedies set forth in Sections 5.6, 5.7, 7.12.3 and 7.12.4 do not represent a genuine pre-estimate by the Parties as to the loss or damage likely to be suffered by the Party receiving the payment or benefit in each such circumstance or otherwise are not valid and enforceable damages.

15.2.4
Express Remedies. The Parties agree that Section 15.2.1 shall not impair a Party’s obligation to pay the amounts specified in, or the validity of or limitations imposed by, Sections 5.6, 5.7, 7.12.3, 7.12.4, 7.13.2(c) and 12.3. Neither Party shall have a right to make a claim for actual damages (whether direct or indirect) or other non-specified damages under any circumstances for which an express remedy or measure of damages is provided in this Agreement.

15.2.5
Remedies in Contract. Except with respect to claims for injunctive relief under Sections 18 and 20.1.11, a Party’s sole remedy against the other Party for nonperformance or breach of this Agreement or for any other claim of whatsoever nature arising out of or in relation to this Agreement shall be in contract and no Party shall be liable to another Party (or its Affiliates and contractors and their respective members, directors, officers, employees and agents) in respect of any damages or losses suffered or claims which arise out of, under or in any alleged breach of statutory duty or tortious act or omission or otherwise.

15.2.6	Seller Aggregate Liability for Certain Events.

(a)
Notwithstanding any provision herein to the contrary, the maximum Seller Aggregate Liability as of any given date in respect of any occurrence or series of occurrences shall not exceed the Seller Liability Cap.

(b)
“Seller Aggregate Liability” shall mean, as of any date of determination, any and all liability of Seller to Buyer under this Agreement, excluding (i) any Seller liabilities under this Agreement for which Seller has already made payment to Buyer as of such date and (ii) any liability caused by the gross negligence or willful misconduct of Seller or any Affiliate of Seller.

(c)	The “Seller Liability Cap”, as of any given time of determination, shall be an amount (in USD) equal to USD one hundred and fifty million (US$ 150,000,000).

15.2.7
EXCEPT FOR WARRANTIES OF (I) TITLE AND (II) NO LIENS OR ENCUMBRANCES, AND SUBJECT TO THE PROVISIONS OF THIS AGREEMENT CONCERNING THE QUALITY OF LNG TO BE DELIVERED UNDER THIS AGREEMENT, SELLER EXPRESSLY NEGATES ANY WARRANTY WITH RESPECT TO LNG DELIVERED UNDER THIS AGREEMENT, WRITTEN OR ORAL, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY WITH RESPECT TO CONFORMITY TO SAMPLES, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.

15.3	Buyer’s Credit; Credit Support

15.3.1
At all times prior to any assignment of this Agreement by Original Buyer, Original Buyer shall have no obligation to maintain any credit rating or provide any guaranty, letter of credit or other credit support in connection with this Agreement; provided that, if required for financing, Buyer shall use its commercial reasonable efforts to provide information or documents confirming its ability to perform its financial obligations under this Agreement.

15.3.2
If Buyer assigns or novates this Agreement to a Third Party who is not an Affiliate of Original Buyer (such Third Party, the “Assignee Buyer”) and if in connection with such assignment or novation Lenders require in accordance with Section 21.2.2(c) that Assignee Buyer have an Acceptable Credit Rating or a Guaranty be provided to Seller prior to such novation or assignment, then at all times following such assignment or novation

(including following any subsequent assignments or novations thereafter), and only then, the following terms of this Section 15.3.2 shall apply:

(a)
Assignee Buyer shall at all times on and after such assignment or novation maintain an Acceptable Credit Rating or provide or cause to be provided a Guaranty. In the event any guarantor that has provided a guaranty in support of Assignee Buyer’s obligations hereunder no longer has an Acceptable Credit Rating or is otherwise no longer an Acceptable Guarantor, Assignee Buyer shall provide a replacement Guaranty or, if unable to comply with the requirements of a Guaranty because no Guarantor exists, an alternative credit support reasonably acceptable to Lenders at all times. Any Guaranty or alternative credit support required to be delivered to Seller pursuant to this Section 15.3.2(a) shall be delivered within thirty (30) Days of such requirement arising.

(b)
If Assignee Buyer, or Assignee Buyer’s Guarantor, merges or consolidates, sells all or substantially all of its assets, or novates or assigns this Agreement or the Guaranty, as applicable, then the surviving entity, asset purchaser or assignee, as the case may be, shall either have and maintain an Acceptable Credit Rating or assume in writing or by operation of law the obligations of Assignee Buyer or Assignee Buyer’s Guarantor, as applicable. In the event the foregoing conditions are not satisfied, Assignee Buyer shall provide a replacement Guaranty or, if unable to comply with the requirements of a Guaranty because no Guarantor exists, an alternative credit support reasonably acceptable to Lenders at all times. Any Guaranty or alternative credit support required to be delivered to Seller pursuant to this Section 15.3.2(b) shall be delivered within thirty (30) Days of such requirement arising.

15.4	Third Party Liability
With respect to Third Party liabilities:

(a)
If any Third Party shall notify either Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) that may give rise to a claim for indemnification against the other Party (the “Indemnifying Party”) under this Section 15 or elsewhere in this Agreement, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is materially prejudiced.

(b)
The Indemnifying Party will have the right to defend against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) Days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against any damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim; (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder; (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief; (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party; and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c)
So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 15.4(b): (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed); and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed).

(d)
In the event any of the conditions in Section 15.4(b) is or becomes unsatisfied, or a conflict arises, with regard to the Third Party Claim, between the Indemnified Party and the Indemnifying Party in respect of such Third Party Claim the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate.

(e)
If either Party gives notice to the other Party of a Third Party Claim pursuant to the provisions of Section 15.4(a) and the notified Party does not give notice that it will indemnify the notifying Party in the manner set out in Section 15.4(b), the notifying Party shall nevertheless send copies of all pleadings and other documents filed in any such Third Party lawsuit to the notified Party and such notified Party may have the right to participate in the defense of the Third Party Claim in any manner permitted by Applicable Law.

15.5	Seller’s Insurance

15.5.1	Seller shall obtain and maintain or cause to be obtained and maintained:

(a)	insurance for the Driftwood LNG Terminal to the extent required by Applicable Law, and

(b)	additional insurance, as is reasonably necessary, against such other risks and at such levels as a Reasonable and Prudent Operator of a liquefaction terminal would obtain.

15.5.2
Seller shall obtain or cause to be obtained the insurance required by Section 15.5.1 from a reputable insurer (or insurers) reasonably believed to have adequate financial reserves. Seller shall exercise its best efforts, or shall cause the applicable insured Person to use its best efforts, to collect any amount due under such insurance policies.

15.6	Buyer’s Insurance
Buyer shall ensure that insurances are procured and maintained for each LNG Tanker in accordance with the following provisions. In all cases, such insurance shall establish insurance coverages consistent with insurances to the standards which a ship owner operating reputable LNG vessels, as a Reasonable and Prudent Operator, should observe in insuring LNG vessels of similar type, size, age and trade as such LNG Tanker. In this regard:

(a)	Hull and Machinery Insurance shall be placed and maintained with reputable marine underwriters; and

(b)
Protection & Indemnity Insurance (“P&I Insurance”) shall be placed and maintained with full P&I indemnity cover in the ordinary course from a P&I Club, and such LNG Tanker shall be entered for insurance with a P&I Club, including pollution liability standard for LNG vessel and Certificate of Financial Responsibility.

16.	Safety

16.1	General
The Parties recognize the importance of securing and maintaining safety in all matters contemplated in this Agreement, including the construction and operation of their respective facilities and the LNG Tankers and transportation of LNG. It is their respective intentions to secure and maintain high standards of safety in accordance with International Standards and the generally accepted standards prevailing in the LNG and LNG transportation industries from time to time.

16.2	Third Parties
Both Parties shall use reasonable efforts to ensure that their respective employees, agents, operators, Transporter, contractors and suppliers shall have due regard to safety and abide by the relevant regulations while they are performing work and services in connection with the performance of this Agreement, including such work and services performed within and around the area of the Driftwood LNG Terminal and on board the LNG Tankers.

17.	Exchange of Information
The Parties shall maintain close communication and mutually provide and shall use reasonable efforts to exchange available information directly relevant to the fulfillment of the terms and conditions of this Agreement.

18.	Confidentiality

18.1	Duty of Confidentiality
The (i) terms of this Agreement and (ii) any information disclosed by either Party to the other Party in connection with this Agreement which is not:

(a)	already known to the recipient from sources other than the other Party;

(b)	already in the public domain (other than as a result of a breach of the terms of this Section 18.1); or

(c)	independently developed by the recipient;
shall be “Confidential Information” and shall, unless otherwise agreed in writing by the disclosing Party, be kept confidential and shall not be used by the receiving Party other than for a purpose connected with this Agreement or, except as provided below, disclosed to Third Parties by the receiving Party. The Parties recognize that persons authorized to review the Confidential Information under Section 18.2 may form mental impressions (i.e., impressions not written or otherwise reduced to a record) regarding the Confidential Information. The use of these mental impressions by such persons shall not be a violation of the restriction contained in this Section 18.1.

18.2	Permitted Disclosures

18.2.1	The Confidential Information, which either Party receives from the other, may be disclosed by such Party:

(a)
to any Person who is such Party’s legal counsel, other professional consultant or adviser, Transporter, insurer, accountant or construction contractor; provided that such disclosure is solely to assist the purpose for which such Person was so engaged;

(b)
if required and to the extent required by the rules of any recognized stock exchange or agency established in connection therewith upon which the securities of such Party or a company falling within Section 18.2.1(f) are quoted;

(c)	as may be required under federal or state securities or “Blue Sky” Applicable Laws;

(d)	if required and to the extent required by the U.S. Department of Energy;

(e)
without limiting Section 18.2.1(c) or (d), if required and to the extent required by any Applicable Laws, or such Party becomes legally required (by oral questions, interrogatories, request for information or documents, orders issued by any Governmental Authority or any other process) to disclose such information, or to the extent necessary to enforce Section 20.1 or 20.2 or any arbitration award or binding decision of an Expert (including by filing Confidential Information in proceedings before a court or other competent judicial authority) or to enforce other rights of a party to the Dispute; provided that such Party shall, to the extent practicable, give prior notice to the other Party of the requirement and the terms thereof and shall cooperate with the other Party to minimize the disclosure of the information, seek a protective order or other appropriate remedy, and if such protective order or other remedy is not obtained, then such Party will furnish only that portion of such information that it is legally required to furnish;

(f)
to any of its Affiliates or shareholders (or any company involved in the provision of advice to any such Affiliate or shareholder for the purposes of this Agreement) and any employee of that Party or of a company to which disclosure is permitted pursuant to this Section 18.2.1(f);

(g)	to any bona fide intended assignees of a Party’s interests under this Agreement;

(h)	to any Third Party as reasonably necessary for the performance of a Party’s obligations under this Agreement;

(i)
to any arbitrator appointed in accordance with Section 20.1.4, to any Expert appointed pursuant to Section 20.2.1, or to any other party to an arbitration or Expert proceeding arising under or in connection with this Agreement, or to any witnesses appearing in an arbitration under Section 20.1 or in an Expert proceeding under Section 20.2; or

(j)
to any Person reasonably required to see such Confidential Information, including the Lenders, in connection with any bona fide financing or offering or sale of securities by Seller, Driftwood, Buyer or any Affiliate or shareholder of any of the foregoing, to comply with the disclosure or other requirements of Applicable Law or of financial institutions or other participants (including rating agencies) in such financing, offering or sale.

18.2.2
The Party making the disclosure shall ensure that any Person listed in Section 18.2.1(a), (f), (g), (h), (i) or (j) to which it makes the disclosure (excluding any legal counsel, arbitrator or Expert already bound by confidentiality obligations) undertakes to hold such Confidential Information subject to confidentiality obligations equivalent to those set out in Section 18.1. In the case of a disclosure to an employee made in accordance with Section 18.2.1(f), the undertaking shall be given by the company on its own behalf and in respect of all its employees.

18.2.3	No press release concerning the execution of this Agreement or resolution of any Disputes shall be issued unless agreed by the Parties.

18.3	Confidential Information Remedy
The Parties acknowledge that breach of the provisions of this Section 18 shall cause irreparable injury for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Parties agree that the provisions of this Section 18 may be enforced by specific performance and that the non-breaching Party shall be entitled to injunctive relief (without posting any bond or other security) in order to enforce the provisions of this Section 18. Any such relief shall be in addition to, and not in lieu of, any legal or equitable damages available to such Party.

18.4	Duration of Confidentiality
The foregoing obligations with respect to the Confidential Information shall remain in effect for three (3) years after this Agreement is terminated or expires.

19.	Default and Termination

19.1	Seller’s Right to Suspend Performance

19.1.1
Seller Right to Suspend. If Seller has not received payment in respect of any amounts due under any invoice(s) under this Agreement totaling in excess of USD fifteen million (US$15,000,000) within five (5) Business Days after the due date thereof, then without prejudice to any other rights and remedies of Seller arising under this Agreement or by Applicable Laws or otherwise, upon giving five (5) Business Days’ notice to Buyer:

(a)	Seller may suspend delivery of any or all subsequent cargoes until the amounts outstanding under such invoice(s) and interest thereon have been paid in full.

(b)
In the event of such suspension, Buyer shall not be relieved of any of its obligations under this Agreement, and the provisions of Sections 5.7.2 to 5.7.7 shall apply with respect to each cargo scheduled in the Annual Delivery Program or Ninety Day Schedule which is not delivered during the suspension.

(c)	During the period that such suspension is effective, Seller shall have no obligation to make available LNG to Buyer.

19.1.2
Buyer Right to Suspend. Without prejudice to its rights under the Termination Event set out in Section 19.2.1, if a Bankruptcy Event has occurred with respect to Seller, Buyer shall be entitled to suspend by written notice to Seller the performance of its obligations under this Agreement to take and pay for LNG, until such Bankruptcy Event is no longer occurring with respect to Seller. Buyer’s right to suspend shall not excuse Buyer from paying for LNG taken prior to the suspension.

19.2	Termination Events
The following circumstances (each, a “Termination Event”) shall give rise to the right of termination by the Party so indicated:

19.2.1	in respect of either Party, if a Bankruptcy Event has occurred with respect to the other Party or any guarantor that has provided a guaranty in support of Assignee Buyer’s obligations hereunder;

19.2.2
in respect of either Party, if the other Party fails to pay or cause to be paid any amount or amounts in the aggregate due in connection with this Agreement that are in excess of USD fifty million (US$50,000,000), for a period of ten (10) Days or more following the due date of the relevant invoice;

19.2.3	in respect of either Party, violation of Section 25.2.1(b) or 25.4(b) by the other Party;

19.2.4	in respect of Seller, if Buyer fails to comply with Section 15.3 or 21;

19.2.5
by Seller, if (i) Buyer or any guarantor that has provided a guaranty in support of Assignee Buyer’s obligations hereunder fails to execute any Direct Agreement with Seller’s or its Affiliate’s respective Lenders within sixty (60) Days after Seller’s request thereof, provided that such Direct Agreement complies with the requirements in Sections 21.4.2(a) to (g), or (ii) in connection with any financing, Buyer fails to provide to the Lenders and the Lenders’ Agent any legal opinion that complies with the requirements in Section 21.4.1 within sixty (60) Days after Seller’s request thereof;

19.2.6
in respect of Buyer, if (a) Seller has declared Force Majeure one or more times and the interruptions resulting from such Force Majeure total twenty-four (24) Months during any thirty-six (36) Month period, and (b) such Force Majeure has resulted in Seller being prevented from making available fifty percent (50%) or more of the annualized ACQ during such periods of Force Majeure;

19.2.7
in respect of Seller, if (a) Buyer has declared Force Majeure one or more times and the interruptions resulting from such Force Majeure total twenty-four (24) Months during any thirty-six (36) Month period, and (b) such Force Majeure has resulted in Buyer being prevented from taking fifty percent (50%) or more of the annualized ACQ during such periods of Force Majeure;

19.2.8	in respect of Seller, violation of Section 25.1 by Buyer;

19.2.9
in respect of Buyer, if Seller fails to make available (as such obligation for any cargo is set forth in Section 5.6.1) and is not deemed to make available fifty percent (50%) of the cargoes scheduled in any given twelve (12) Month period;

19.2.10	in respect of Seller, if Buyer fails to take (as such obligation for any cargo is set forth in Section 5.7.1) fifty percent (50%) of the cargoes scheduled in any given twelve (12) Month period; and

19.2.11	in respect of Seller, if the LNG sale and purchase agreement to be entered into after the Effective Date between Driftwood (as seller) and Buyer (as buyer) (“Driftwood SPA”) is terminated.

19.3	Termination

19.3.1	Notice of Termination. Upon the occurrence of any Termination Event, the Party which has the right under Section 19.2 to terminate this Agreement

(“Terminating Party”) may give notice thereof to the other Party, specifying in reasonable detail the nature of such Termination Event.

19.3.2
Timing. Except with respect to the Termination Events described in Section 19.3.3, at any time after the expiry of a period of forty-five (45) Days after the Terminating Party gave notice of a Termination Event pursuant to Section 19.3.1, unless the circumstances constituting the Termination Event have been fully remedied or have ceased to apply, the Terminating Party may terminate this Agreement with immediate effect by giving notice of such termination to the other Party.

19.3.3
Certain Events. Upon the occurrence of a Termination Event described in Section 19.2.1, 19.2.3, 19.2.4, 19.2.5, 19.2.6, 19.2.7, 19.2.8, 19.2.9, 19.2.10 or 19.2.11, the Terminating Party’s notice pursuant to Section 19.3.1 shall terminate this Agreement immediately.

19.3.4	Automatic Termination. This Agreement shall automatically terminate without further action by either Party pursuant to the terms of Section 2.3.3, if applicable.

19.4	Rights Accrued Prior to Termination
Termination of this Agreement shall be without prejudice to:

(a)	the rights and liabilities of the Parties accrued prior to or as a result of such termination; and

(b)	claims for breaches of Section 18 that occur during the three (3) year period after termination of this Agreement.

19.5	Final Reconciliation
Within sixty (60) Days after expiration of the Term or the earlier termination of this Agreement, Seller and Buyer shall determine the amount of any final settlement payment. Seller shall send a statement to Buyer, or Buyer shall send a statement to Seller, as the case may be, for any final settlement payment due. Seller or Buyer, as the case may be, shall pay such amount no later than twenty (20) Business Days after the date of receipt of such statement.

19.6	Survival
The following provisions shall survive expiration or termination of this Agreement: Sections 1, 7.7.2, 7.7.3, 9, 10, 11, 13.8.2, 15.1, 15.2, 15.3, 15.4, 18 (to the extent provided therein), 19.4, 19.5 and 20 to 25, in addition to this Section 19.6.

20.	Dispute Resolution and Governing Law

20.1	Dispute Resolution

20.1.1
Arbitration. Any Dispute (other than a Dispute submitted to an Expert under Section 20.2.1) shall be exclusively and definitively resolved through final and binding arbitration, it being the intention of the Parties that this is a broad form arbitration agreement designed to encompass all possible claims and disputes under this Agreement.

20.1.2	Rules. The arbitration shall be conducted in accordance with the International Arbitration Rules of the American Arbitration Association (“AAA”) (as then in effect).

20.1.3
Number of Arbitrators. The arbitral tribunal shall consist of three (3) arbitrators, who shall endeavor to complete the final hearing in the arbitration within six (6) Months after the appointment of the last arbitrator.

20.1.4
Method of Appointment of the Arbitrators. If there are only two (2) parties to the Dispute, then each party to the Dispute shall appoint one (1) arbitrator within thirty (30) Days of the filing of the arbitration, and the two arbitrators so appointed shall select the presiding arbitrator within thirty (30) Days after the latter of the two arbitrators has been appointed by the parties to the Dispute. If a party to the Dispute fails to appoint its party-appointed arbitrator or if the two party-appointed arbitrators cannot reach an agreement on the presiding arbitrator within the applicable time period, then the AAA shall serve as the appointing authority and shall appoint the remainder of the three arbitrators not yet appointed. If the arbitration is to be conducted by three arbitrators and there are more than two parties to the Dispute, then within thirty (30) Days of the filing of the arbitration, all claimants shall jointly appoint one arbitrator and all respondents shall jointly appoint one arbitrator, and the two arbitrators so appointed shall select the presiding arbitrator within thirty (30) Days after the latter of the two arbitrators has been appointed by the parties to the Dispute. For the purposes of appointing arbitrators under this Section 20, (a) Buyer, any guarantor that has provided a guaranty in support of Assignee Buyer’s obligations hereunder and all Persons whose interest in this Agreement derives from them shall be considered as one party; and (b) Seller and all Persons whose interest in this Agreement derives from Seller shall be considered as one party. If either all claimants or all respondents fail to make a joint appointment of an arbitrator, or if the party-appointed arbitrators cannot reach an agreement on the presiding arbitrator within the applicable time period, then the AAA shall serve as the appointing authority and shall appoint the remainder of the three (3) arbitrators not yet appointed.

20.1.5
Consolidation. If multiple arbitration proceedings are initiated under this Agreement or any guarantor that has provided a guaranty in support of Assignee Buyer’s obligations hereunder, the subject matters of which are related by common questions of law or fact and which could result in conflicting awards or obligations, then any party to any such dispute may request prior to the appointment of the arbitrators for such multiple or subsequent disputes that all such proceedings be consolidated into a single arbitral proceeding. Such request shall be directed to the AAA, which shall consolidate appropriate proceedings into a single proceeding unless consolidation would result in undue delay for the arbitration of the disputes.

20.1.6	Place of Arbitration. Unless otherwise agreed by all parties to the Dispute, the place of arbitration shall be New York, New York.

20.1.7	Language. The arbitration proceedings shall be conducted in the English language, and the arbitrators shall be fluent in the English language.

20.1.8
Entry of Judgment. The award of the arbitral tribunal shall be final and binding. Judgment on the award of the arbitral tribunal may be entered and enforced by any court of competent jurisdiction. The Parties agree that service of process for any action to enforce an award may be accomplished according to the procedures of Section 24, as well as any other procedure authorized by law.

20.1.9	Notice. All notices required for any arbitration proceeding shall be deemed properly given if given in accordance with Section 24.

20.1.10
Qualifications and Conduct of the Arbitrators. All arbitrators shall be and remain at all times wholly impartial, and, once appointed, no arbitrator shall have any ex parte communications with any of the parties to the Dispute concerning the arbitration or the underlying Dispute other than communications directly concerning the selection of the presiding arbitrator, where applicable.

20.1.11
Interim Measures. Any party to the Dispute may apply to a court in New York, New York, for interim measures (a) prior to the constitution of the arbitral tribunal (and thereafter as necessary to enforce the arbitral tribunal’s rulings); or (b) in the absence of the jurisdiction of the arbitral tribunal to rule on interim measures in a given jurisdiction. The Parties agree that seeking and obtaining such interim measures shall not waive the right to arbitration. The Parties unconditionally and irrevocably submit to jurisdiction in New York, New York, for the limited purposes of an application for interim measures under this Section 20.1.11. The arbitrators (or in an emergency the presiding arbitrator acting alone in the event one or more of the other arbitrators is unable to be involved in a timely fashion) may grant interim measures including injunctions, attachments and conservation orders in appropriate circumstances, which measures may be immediately enforced by court order. Hearings on requests for interim measures may be held in person, by telephone, by video conference or by other means that permit the parties to the Dispute to present evidence and arguments.

20.1.12
Costs and Attorneys’ Fees. The arbitral tribunal is authorized to award costs of the arbitration in its award, including: (a) the fees and expenses of the arbitrators; (b) the costs of assistance required by the tribunal, including its experts; (c) the fees and expenses of the administrator; (d) the reasonable costs for legal representation of a successful party; and (e) any such costs incurred in connection with an application for interim or emergency relief and to allocate those costs between the parties to the Dispute. The costs of the arbitration proceedings, including attorneys’ fees, shall be borne in the manner determined by the arbitral tribunal.

20.1.13
Interest. The award shall include pre-award and post-award interest, as determined by the arbitral tribunal, from the date of any default or other breach of this Agreement until the arbitral award is paid in full. Interest shall accrue at a rate per annum equal to two percent (2%) above LIBOR (as in effect on the Day such award was issued) on and from the Day when such award was issued until the date of its repayment, provided that, without prejudice to the other terms of this Agreement, if such period lasts longer than ninety (90) Days, the applicable LIBOR rate for each successive term of ninety (90) Days during that period shall be that in effect on the first (1st) Day of that ninety (90) Day period. Interest shall accrue from Day to Day and be calculated on the basis of a three hundred sixty (360) Day year.

20.1.14	Currency of Award. The arbitral award shall be made and payable in USD, free of any Tax or other deduction.

20.1.15
Waiver of Challenge to Decision or Award. To the extent permitted by law, the Parties hereby waive any right to appeal from or challenge any arbitral decision or award, or to oppose enforcement of any such decision or award before a court or any Governmental Authority, except with respect to the limited grounds for modification or non-enforcement provided by any applicable arbitration statute or treaty.

20.1.16
Confidentiality. Any arbitration or Expert determination relating to a Dispute (including an arbitral award, a settlement resulting from an arbitral award, documents exchanged or produced during an arbitration or Expert proceeding, and memorials, briefs or other documents prepared for the arbitration or Expert proceeding) shall be Confidential Information subject to the confidentiality provisions of Section 18; provided, however, that breach of such confidentiality provisions shall not void any settlement, determination or award.

20.2	Expert Determination

20.2.1
General. In the event of any disagreement between the Parties regarding a measurement under Exhibit A hereto or any other Dispute which the Parties agree to submit to an Expert (in either case, a “Measurement Dispute”), the Parties hereby agree that such Measurement Dispute shall be resolved by an Expert selected as provided in this Section 20.2.1. The Expert is not an arbitrator of the Measurement Dispute and shall not be deemed to be acting in an arbitral capacity. The Party desiring an expert determination shall give the other Party notice of the request for such determination. If the Parties are unable to agree upon an Expert within ten (10) Days after receipt of the notice of request for an expert determination, then, upon the request of either of the Parties, the International Centre for Expertise of the International Chamber of Commerce (“ICC”) shall appoint such Expert and shall administer such expert determination through the ICC’s Rules for Expertise. The Expert shall be and remain at all times wholly impartial, and, once appointed, the Expert shall have no ex parte communications with either of the Parties concerning the expert determination or the underlying Measurement Dispute. The Parties shall cooperate fully in the expeditious conduct of such expert determination and provide the Expert with access to all facilities, books, records, documents, information and personnel necessary to make a fully informed decision in an expeditious manner. Before issuing a final decision, the Expert shall issue a draft report and allow the Parties to comment on it. The Expert shall endeavor to resolve the Measurement Dispute within thirty (30) Days (but no later than sixty (60) Days) after his appointment, taking into account the circumstances requiring an expeditious resolution of the matter in dispute.

20.2.2
Final and Binding. The Expert’s decision shall be final and binding on the Parties unless challenged in an arbitration pursuant to Section 20.1 within thirty (30) Days of the date the Expert’s decision. If challenged, (a) the decision shall remain binding and be implemented unless and until finally replaced by an award of the arbitrators; (b) the decision shall be entitled to a rebuttable presumption of correctness; and (c) the Expert shall not be appointed in the arbitration as an arbitrator or as advisor to either Party without the written consent of both Parties.

20.2.3
Arbitration of Expert Determination. In the event that a Party requests expert determination for a Measurement Dispute which raises issues that require determination of other matters in addition to correct measurement under Exhibit A hereto, then either Party may elect to refer the entire Measurement Dispute for arbitration under Section 20.1.1. In such case, the arbitrators shall be competent to make any measurement determination that is part of a Dispute. An expert determination not referred to arbitration shall proceed and shall not be stayed during the pendency of an arbitration.

20.3	Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the State of New York (United States of America) without regard to principles of conflict of laws that would specify the use of other laws.

20.4	Immunity

20.4.1
Each Party, to the maximum extent permitted by Applicable Law, as to itself and its assets, hereby irrevocably, unconditionally, knowingly and intentionally waives any and all rights of immunity (sovereign or otherwise) and agrees not to claim, or assert any immunity with respect to the matters covered by this Agreement in any arbitration, Expert proceeding, or other action with respect to this Agreement, whether arising by statute or otherwise, that it may have or may subsequently acquire, including rights under the doctrines of sovereign immunity and act of state, immunity from legal process (including service of process or notice, pre-judgment or pre-award attachment, attachment in aid of execution, or otherwise), immunity from jurisdiction or judgment of any court, arbitrator, Expert or tribunal (including any objection or claim on the basis of inconvenient forum), and immunity from enforcement or execution of any award or judgment or any other remedy.

20.4.2	Each Party hereby irrevocably, unconditionally, knowingly and intentionally:

(a)	agrees that the execution, delivery and performance by such Party of this Agreement constitute private and commercial acts rather than public or governmental acts; and

(b)
consents in respect of the enforcement of any judgment against such Party in any such proceedings in any jurisdiction and to the giving of any relief or the issue of any process in connection with such proceedings (including the making, enforcement or execution of any such judgment or any order arising out of any such judgment against or in respect of any property whatsoever irrespective of its use or intended use).

21.	Successors; Assignments

21.1	Successors
This Agreement shall be binding upon and inure to the benefit of any successor to each of Seller and Buyer.

21.2	Assignment by Buyer

21.2.1
Early Assignments. Buyer may not novate or assign this Agreement to any Person other than an Affiliate of Buyer prior to the time that the Date of Substantial Completion for each of the Phase 1 Plants has occurred.

21.2.2
Prior Written Consent. At any time after the Date of Substantial Completion for each of the Phase 1 Plants has occurred, Buyer may novate or assign this Agreement in its entirety to another Person, for the remainder of the Term, upon the prior written consent of Seller (which consent shall not be unreasonably withheld or delayed), provided that:

(a)	Lenders have provided prior written consent to such novation or assignment;

(b)
such assignee or novatee assumes all of the obligations of Buyer under this Agreement commencing as of the date of the novation or assignment by execution of a copy of this Agreement in its own name (countersigned by Seller) or by execution of a binding assignment and assumption agreement which is enforceable by Seller; and

(c)	if required by Lenders, such assignee or novatee has an Acceptable Credit Rating or a Guaranty is provided to Seller prior to such novation or assignment.

21.2.3	Without Prior Consent to Affiliates. At any time, so long as Buyer is Original Buyer or an Affiliate of Original Buyer, Buyer may novate or assign this

Agreement in its entirety, for the remainder of the Term, without Seller’s prior consent, to an Affiliate of Buyer, provided that:

(a)	Lenders have provided prior written consent to such novation or assignment;

(b)
such Affiliate assignee or novatee assumes all of the obligations of Buyer under this Agreement commencing as of the date of the novation or assignment by execution of a copy of this Agreement in its own name (countersigned by Seller) or by execution of a binding assignment and assumption agreement which is reasonably acceptable in form and substance to, and enforceable by, Seller; and

(c)	performance of this Agreement by Seller with such Affiliate assignee or novatee would comply with Applicable Laws and all relevant Approvals.

21.2.4
Further Obligations. Upon a novation or assignment in whole by Buyer in accordance with this Section 21.2, the assignor or novator shall be released from all further obligations, duties and liabilities under this Agreement, other than any obligations, duties and liabilities arising prior to the date of effectiveness of such novation or assignment.

21.3	Assignment by Seller

21.3.1
Prior Written Consent. Seller may novate or assign this Agreement in its entirety to another Person, for the remainder of the Term, upon the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), provided that such assignee or novatee assumes all of the obligations of Seller under this Agreement commencing as of the date of the novation or assignment by execution of a copy of this Agreement in its own name (countersigned by Buyer) or by execution of a binding assignment and assumption agreement which is enforceable by Buyer.

21.3.2	Without Prior Consent to Affiliates. Seller may novate or assign this Agreement in its entirety, for the remainder of the Term, without Buyer’s prior consent, to an Affiliate of Seller, provided that:

(a)
such Affiliate assignee or novatee assumes all of the obligations of Seller under this Agreement commencing as of the date of the novation or assignment by execution of a copy of this Agreement in its own name (countersigned by Buyer) or by execution of a binding assignment and assumption agreement which is reasonably acceptable in form and substance to, and enforceable by, Buyer; and

(b)	performance of this Agreement by Buyer with such Affiliate assignee or novatee would comply with Applicable Laws and all relevant Approvals.

21.3.3
Further Obligations. Upon a novation or assignment by Seller in accordance with this Section 21.3, the assignor or novator shall be released from all further obligations, duties and liabilities under this Agreement, other than any obligations, duties and liabilities arising prior to the date of effectiveness of such novation or assignment.

21.4	Seller, Driftwood and Affiliate Financing

21.4.1
Lender Financing. Seller, Driftwood and their respective Affiliates shall have the right to obtain financing (including non-recourse or limited recourse financing) from Lenders. In connection with any financing or refinancing obtained by Seller, Driftwood or their respective Affiliates, Buyer shall, if so requested by Seller, deliver to Seller’s, Driftwood’s or their respective Affiliate’s Lenders or the agent acting on behalf of any such Lenders (“Lenders’ Agent”) certified copies of its corporate charter and by-laws, resolutions, incumbency certificates, financial statements and other financial information, and such other items or information upon the reasonable request by Lenders or Lenders’ Agent. Buyer shall, at Seller’s cost, also provide to the Lenders and Lenders’ Agent legal opinions in form and substance and from counsel reasonably acceptable to the Lenders.

21.4.2
Assignment as Security. Buyer further acknowledges and agrees that Seller may collaterally assign, transfer, or otherwise encumber, all or any of its rights, benefits and obligations under this Agreement to such Lenders or Lenders’ Agent as security for Seller’s, Driftwood’s or their respective Affiliate’s obligations to Lenders. Accordingly, upon Seller’s request pursuant to a notice hereunder and at Seller’s cost, Buyer shall enter into, and if Buyer is Assignee Buyer, then Assignee Buyer shall cause any guarantor that has provided a guaranty in support of Assignee Buyer’s obligations hereunder to enter into, one or more direct agreements or consent agreements (each, a “Direct Agreement”) pursuant to which Buyer or such guarantor, as applicable:

(a)
consents to the collateral assignment of Seller’s, Driftwood’s or their respective Affiliate’s rights and obligations under this Agreement or the guaranty, as applicable, to the Lenders or the Lenders’ Agent and the subsequent assignment and transfer of this Agreement or the guaranty, as applicable, to the Lenders’ Agent or other designee or nominee of the Lenders (including a purchaser at any foreclosure sale or any assignee or transferee under any instrument of assignment or transfer in lieu of foreclosure) following an event of default by Seller, Driftwood or their respective Affiliate under the financing documents entered into by Seller, Driftwood or their respective Affiliates with the Lenders;

(b)
provides representations and warranties that this Agreement or the guaranty, as applicable, is in full force and effect and has not been modified or amended and that there are no defaults existing under this Agreement or the guaranty, as applicable;

(c)
in the case of Buyer, provides representations and warranties regarding the corporate existence of Buyer, its authority to enter into and perform this Agreement and that this Agreement is the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, and in the case of guarantor, provides representations and warranties regarding the corporate existence of guarantor, its authority to enter into and perform the guaranty and that the guaranty is the legal, valid and binding obligation of guarantor, enforceable against guarantor in accordance with its terms;

(d)	agrees to make payments of amounts owed under this Agreement or the guaranty, as applicable, to one or more accounts as notified by Lenders’ Agent from time to time;

(e)	in the case of Buyer, agrees to give Lenders and Lenders’ Agent notice of and an opportunity to cure any default by Seller under this Agreement;

(f)	agrees to modify or clarify provisions of this Agreement or the guaranty, as applicable, as reasonably requested by the Lenders or the Lenders’ Agent; and

(g)	agrees to other undertakings that are normal and customary in financings or refinancings of the type entered into by Seller, Driftwood or their respective Affiliates and the Lenders.

21.4.3
Assignment or Novation to Lenders. Seller may novate or assign this Agreement in its entirety, for the remainder of the Term, without Buyer’s prior consent, to Seller’s Lenders, Driftwood’s Lenders or their respective Affiliate’s Lenders or the relevant Lenders’ Agent and to any other designee or nominee of such Lenders (including a purchaser at any foreclosure sale or any assignee or transferee under any instrument of assignment or transfer in lieu of foreclosure) following an event of default by Seller, Driftwood or their respective Affiliate under the financing documents entered into by Seller, Driftwood or their respective Affiliates with such Lenders, provided that each such transferee assumes all of the obligations of Seller under this Agreement commencing on the date of the assignment by execution of a copy of this Agreement in its own name (countersigned by Buyer) or by execution of a binding assignment and assumption agreement which is enforceable by Buyer. Upon a novation or assignment by Seller, in accordance with this Section 21.4.3, the assignor or novator shall be released from all further obligations, duties and liabilities under this Agreement, other than any obligations, duties and liabilities arising prior to the date of effectiveness of such novation or assignment.

22.	Contract Language
This Agreement, together with the Exhibits hereto, shall be made and originals executed in the English language. In case of any difference in meaning between the English language original version and any translation thereof, the English language original version shall be applicable.

23.	Miscellaneous

23.1	Disclaimer of Agency
This Agreement does not appoint either Party as the agent, partner or legal representative of the other for any purposes whatsoever, and neither Party shall have any express or implied right or authority to assume or to create any obligation or responsibility on behalf of or in the name of the other Party.

23.2	Entire Agreement
This Agreement, together with the Exhibits hereto, constitutes the entire agreement between the Parties in respect of the subject matter hereof and includes all promises and representations, express or implied, and supersedes all other prior agreements and representations, written or oral, between the Parties relating to the subject matter hereof. Anything that is not contained or expressly incorporated by reference in this instrument, is not part of this Agreement.

23.3	Third Party Beneficiaries
The Parties do not intend any term of this Agreement to be for the benefit of, or enforceable by, any Third Party except as expressly provided in Section 7.7. The Parties may rescind or vary this Agreement, in whole or in part, without the consent of any Third Party, including those Third Parties referred to under Section 7.7, even if as a result such Third Party’s rights to enforce a term of this Agreement will be varied or extinguished.

23.4	Amendments and Waiver
This Agreement may not be supplemented, amended, modified or changed except by an instrument in writing signed by Seller and Buyer and expressed to be a supplement, amendment, modification or change to this Agreement. A Party shall not be deemed to have waived any right or remedy under this Agreement by reason of such Party’s failure to enforce such right or remedy.

23.5	Exclusion
The United Nations Convention on Contracts for the International Sale of Goods (and the Convention on the Limitation Period in the International Sale of Goods) shall not apply to this Agreement and the respective rights and obligations of the Parties hereunder.

23.6	Further Assurances
Each Party hereby agrees to take all such action as may be necessary to effectuate fully the purposes of this Agreement, including causing this Agreement or any document contemplated herein to be duly registered, notarized, attested, consularized and stamped in any applicable jurisdiction.

23.7	Severability
If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

23.8	Representations and Warranties of Buyer
As of the Effective Date and until the expiration or termination of this Agreement, Buyer represents, undertakes and warrants that:

23.8.1	Buyer is and shall remain duly formed and in good standing under the laws of the jurisdiction of its organization;

23.8.2	Buyer has the requisite power, authority and legal right to execute and deliver, and to perform its obligations under, this Agreement;

23.8.3
Buyer has not incurred any liability to any financial advisor, broker or finder for any financial advisory, brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement for which Seller or any of its Affiliates could be liable; and

23.8.4
neither the execution, delivery, nor performance of this Agreement violates or will violate, results or will result in a breach of or constitutes or will constitute a default under any provision of Buyer’s organizational documents, any law, judgment, order, decree, rule, or regulation of any court, administrative agency, or other instrumentality of any Governmental Authority or of any other material agreement or instrument to which Buyer is a party.

23.9	Representations and Warranties of Seller
As of the Effective Date and until the expiration or termination of this Agreement, Seller represents, undertakes and warrants that:

23.9.1	Seller is and shall remain duly formed and in good standing under the laws of the jurisdiction of its organization;

23.9.2	Seller has the requisite power, authority and legal right to execute and deliver, and to perform its obligations under this Agreement;

23.9.3
Seller has not incurred any liability to any financial advisor, broker or finder for any financial advisory, brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement for which Buyer or any of its Affiliates could be liable; and

23.9.4
neither the execution, delivery, nor performance of this Agreement, violates or will violate, results or will result in a breach of, or constitutes or will constitute a default under, any provision of Seller’s organizational documents, any law, judgment, order, decree, rule, or regulation of any court, administrative agency, or other instrumentality of any Governmental Authority or of any other material agreement or instrument to which Seller is a party.

24.	Notices

24.1	Form of Notice

24.1.1
Except where otherwise specifically provided in this Agreement, all notices, requests, consents, proposals, approvals and statements shall be in writing and in English, and if properly addressed to the recipient in the manner required by Sections 24.1.2 and 24.2, shall be deemed to have been properly given or delivered: (i) on the date of actual delivery when personally delivered to the intended recipient or when delivered to the intended recipient by a reputable courier delivery service; or (ii) on the date specified in Section 24.2.2, if by Electronic Transmission, provided that if such Electronic Transmission is directed after 5:00 p.m. (local time of the recipient) or on a day that is not a Business Day, then on the next succeeding Business Day after the date specified in Section 24.2.2.

24.1.2
A non-electronic document is deemed to be properly addressed, in each case, if to Buyer or Seller, to the address of such Person as set forth in this Section 24.1.2, or, in each case, to such other address or addresses as the addressee may have specified by written notice given to the other Party in the manner contemplated by Section 24.1.1.

If to Buyer, to:
Total Gas & Power North America, Inc.
Total Plaza, 1201 Louisiana Street, Suite 1600
Houston, TX 77002
United States of America
Attention: LNG Manager
Email: lng.ustgp@total.com

If to Seller, to:
Tellurian Trading UK Ltd.
7 Clarges Street
London W1J 8AE (UK)
Attention: Operations Department
E-mail: LNGops@tellurianinc.com

24.2	Electronic Transmission

24.2.1
Without limiting the manner by which notice otherwise may be given effectively to Parties pursuant to Section 24.1, any notice under any provision of this Agreement shall be effective if given by a form of Electronic Transmission.

24.2.2
Notice given pursuant to Section 24.2.1 will be deemed delivered on the date on which it is directed to the electronic mail address set forth in Section 24.1.2, or to such other electronic mail address as the addressee previously may have specified by written notice given to the other Party in the manner contemplated by Section 24.1.1.

24.2.3	Buyer and Seller hereby consent to receive notices by Electronic Transmission at the electronic mail address set forth in Section 24.1.2.

25.	Trade Law Compliance and Business Practices

25.1	Trade Law Compliance

25.1.1
Each Party agrees to comply with the Export Authorizations, including incorporating into any resale contract for LNG sold under this Agreement the necessary conditions to ensure compliance with the Export Authorizations. Buyer shall promptly provide to Seller all information in order for Seller, its direct or indirect LNG supplier or any other Person acting as agent on behalf of Seller or such LNG supplier under an Export Authorization, to comply with the Export Authorizations, including information that identifies for each LNG cargo delivered under this Agreement the country (or countries) into which the LNG or Gas was actually delivered (i.e., use in combustion or other chemical reaction conversion process). Buyer commits to include in any resale contract for LNG sold under this Agreement the necessary conditions to ensure Seller is made aware of all such countries into which the LNG or Gas was actually delivered. If any Export Authorization requires conditions to be included in this Agreement beyond those that are already included herein, then, within fifteen (15) days following the issuance of the Export Authorization imposing such condition, the Parties shall discuss the appropriate changes to be made to this Agreement to comply with such Export Authorization and shall amend this Agreement accordingly. Buyer acknowledges and agrees that it will resell or transfer LNG purchased hereunder for delivery only to the countries identified in an applicable Export Authorization and/or to purchasers that have agreed in writing to limit their direct or indirect resale or transfer of such LNG to such countries. Buyer represents and warrants that the final delivery of LNG received pursuant to the terms of this Agreement are permitted and lawful under United States of America laws and policies, including Export Control and Sanctions Laws and the rules, regulations, orders, policies, and other determinations of the United States Department of Energy, the Office of Foreign Assets Control of the United States Department of the Treasury and the Federal Energy Regulatory Commission, and Buyer shall not take any action which would cause Seller or Driftwood to be in violation of United States of America laws and policies or any Export Authorization to be withdrawn, revoked, suspended or not renewed.

25.1.2
Without limiting the foregoing, the following provisions are included in this Agreement in accordance with the requirements of the Export Authorizations, and Buyer shall include, and require any direct or indirect buyer of LNG sold hereunder for whom Seller or Driftwood acts as agent in connection with one or more Export Authorizations to include, the following provisions in any agreement or other contract for the sale or transfer of LNG exported pursuant to any Export Authorization:

(a)
Buyer acknowledges and agrees that it will resell or transfer LNG purchased hereunder for delivery only to countries identified in Ordering Paragraph B of DOE/FE Order No. 3968, issued February 28, 2017, in FE Docket No. 16-144-LNG, and/or to purchasers that have agreed in writing to limit their direct or indirect resale or transfer of such LNG to such countries. Buyer further commits to cause a report to be provided to Driftwood LNG LLC that identifies the country (or countries) into which the LNG or natural gas was actually delivered and/or received for end use, and to include in any resale contract for such LNG the necessary conditions to ensure that Driftwood LNG LLC is made aware of all such countries.

(b)
Buyer acknowledges and agrees that it will resell or transfer LNG, purchased hereunder for delivery only to countries identified in Ordering Paragraph F of DOE/FE Order No. 4373, issued May 2, 2019, in FE Docket No. 16-144-LNG, and/or to purchasers that have agreed in writing to limit their direct or indirect resale or transfer of such natural gas or LNG to such countries. Buyer further commits to cause a report to be provided to Driftwood LNG LLC that identifies the country (or countries) into which the LNG was actually delivered, and to include in any resale contract for such LNG the necessary conditions to ensure that Driftwood LNG LLC is made aware of all such actual destination countries.

25.2	Prohibited Practices

25.2.1
Each Party agrees that, in the performance of this Agreement and the activities contemplated herein, neither such Party, nor any of its officers, directors, employees, agents or other representatives will take any action, or omit to take any action, which would (a) violate any applicable Anti-Corruption Law, any applicable Export Control and Sanctions Laws or any other Applicable Law applicable to such Party, or (b) cause the other Party to be in violation of any Anti-Corruption Law or Export Control and Sanctions Law applicable to such other Party.

25.2.2
Without limiting Section 25.2.1, each Party agrees on behalf of itself, its directors, managers, officers, employees, agents, contractors, and Affiliates, not to pay any fees, commissions or rebates to any employee, officer or agent of the other Party or any of its Affiliates nor provide or cause to be provided to any of them any gifts or entertainment of significant cost or value in connection with this Agreement in order to influence or induce any actions or inactions in connection with the commercial activities of the other Party hereunder.

25.3	Records; Audit
Each Party shall keep all records necessary to confirm compliance with Sections 25.1, 25.2.1(b) and 25.2.2 for a period of five (5) years following the year for which such records apply. If a Party asserts that the other Party is not in compliance with Sections 25.1, 25.2.1(b) or 25.2.2, the asserting Party shall send a notice to the other Party indicating the type of noncompliance asserted. After giving such notice, the asserting Party may cause an independent auditor to audit the records of the other Party in respect of the asserted noncompliance. The costs of any independent auditor under this Section 25.3 shall be paid (i) by the other Party, if the other Party is determined not to be in compliance with Sections 25.1, 25.2.1(b) or 25.2.2, as applicable, and (ii) by the asserting Party, if the other Party is determined to be in compliance with Sections 25.1, 25.2.1(b) or 25.2.2, as applicable.

25.4	Representations and Warranties
Each Party represents and warrants to the other, as of the Effective Date, that in the performance of this Agreement and the activities contemplated herein, neither such Party, nor any of its officers, directors, employees, agents or other representatives have taken any action, or omitted to take any action, which would (a) violate any applicable Anti-Corruption Law, any applicable Export Control and Sanctions Laws or any other Applicable Law applicable to such Party, or (b) cause the other Party to be in violation of any Anti-Corruption Law or Export Control and Sanctions Law applicable to the other Party. Without limiting the foregoing, each Party represents and warrants to the other, as of the Effective Date, that neither such Party nor any of its directors, managers, officers, employees, agents, contractors or Affiliates has paid any fees, commissions, or rebates to any employee, officer, or agent of the other Party or any of its Affiliates or has provided or caused to be provided to any of them any gifts or entertainment of significant cost or value in connection with this Agreement in order to influence or induce any actions or inactions in connection with the commercial activities of the other Party hereunder.

25.5	Indemnity
Each Party shall indemnify and hold the other Party harmless from any Losses arising out of the indemnifying Party’s breach of any or all of Section 25.1, 25.2.1(b) or 25.3 or of the representations and warranties in Section 25.4.
[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

SELLER:	BUYER:
TELLURIAN TRADING UK LTD.	TOTAL GAS & POWER NORTH AMERICA, INC.
/s/ Tarek Souki	/s/ Alexandre Paty
Name: Tarek Souki	Name: Alexandre Paty
Title: Director	Title: Vice President, Trading

EXHIBIT A

MEASUREMENT
1.    Parties to Supply Devices
a)    General. Unless otherwise agreed, Buyer and Seller shall supply equipment and conform to procedures that are in accordance with the latest version of the standards referred to in this document.
b)    Buyer Devices. Buyer or Buyer’s agent shall supply, operate and maintain, or cause to be supplied, operated and maintained, suitable gauging devices for the liquid level in LNG tanks of the LNG Tankers, pressure and temperature measuring devices, and any other measurement or testing devices which are incorporated in the structure of LNG vessels or customarily maintained on board ship.
c)    Seller Devices. Seller shall supply, operate and maintain, or cause to be supplied, operated and maintained, devices required for collecting samples and for determining quality and composition of the LNG and any other measurement or testing devices which are necessary to perform the measurement and testing required hereunder at the Driftwood LNG Terminal.
d)    Dispute. Any Dispute arising under this Exhibit A that cannot be resolved by mutual agreement of the Parties shall be submitted to an Expert under Section 20.2 of this Agreement.
2.    Selection of Devices
All devices provided for in this Exhibit A shall be approved by Seller, acting as a Reasonable and Prudent Operator. The required degree of accuracy of such devices shall in any case be within the permissible tolerances defined herein and in the applicable standards referenced herein. In advance of the use of any device, the Party providing such device shall cause tests to be carried out to verify that such device has the required degree of accuracy.
3.    Verification of Accuracy and Correction for Error
a)    Accuracy. Accuracy of devices used shall be tested and verified at the request of either Party, including the request by a Party to verify accuracy of its own devices. Each Party shall have the right to inspect at any time the measurement devices installed by the other Party, provided that the other Party is notified in advance. Testing shall be performed only when both Parties are represented, or have received adequate advance notice thereof, using methods recommended by the manufacturer or any other method agreed to by Seller and Buyer. At the request of any Party hereto, any test shall be witnessed and verified by an independent surveyor mutually agreed upon by Buyer and Seller. Permissible tolerances shall be as defined herein or as defined in the applicable standards referenced herein.
b)    Inaccuracy. Inaccuracy of a device exceeding the permissible tolerances shall require correction of previous recordings, and computations made on the basis of those recordings, to zero error with respect to any period which is definitely known or agreed upon by the Parties as well as adjustment of the device. All invoices issued during such period shall be amended accordingly to reflect such correction, and an adjustment in payment shall be made between Buyer and Seller. If the period of error is neither known nor agreed upon, and there is no evidence as to the duration of such period of error, corrections shall be made and invoices amended for each delivery of LNG made during the last half of the period since the date of the most recent calibration of the inaccurate device. However, the provisions of this Paragraph 3 shall not be applied to require the modification of any invoice that has become final pursuant to Section 10.3.2 of this Agreement.
c)    Costs and Expenses of Test Verification. All costs and expenses for testing and verifying Seller’s measurement devices shall be borne by Seller, and all costs and expenses for testing and verifying Buyer’s measurement devices shall be borne by Buyer. The fees and charges of independent surveyors for measurements and calculations shall be borne by the Parties in accordance with Section 13.11.3 of this Agreement.
4.    Tank Gauge Tables of LNG Tankers
a)    Initial Calibration. Buyer shall arrange or cause to be arranged, for each tank of each LNG Tanker, a calibration of volume against tank level. Buyer shall provide Seller or its designee, or cause Seller or its designee to be provided, with a certified copy of tank gauge tables for each tank of each LNG Tanker verified by a competent impartial authority or authorities mutually agreed upon by the Parties. Such tables shall include correction tables for list, trim, tank contraction and any other items requiring such tables for accuracy of gauging.
Tank gauge tables prepared pursuant to the above shall indicate volumes in cubic meters expressed to the nearest thousandth (1/1000), with LNG tank depths expressed in meters to the nearest hundredth (1/100).
b)    Presence of Representatives. Seller and Buyer shall each have the right to have representatives present at the time each LNG tank on each LNG Tanker is volumetrically calibrated.
c)    Recalibration. If the LNG tanks of any LNG Tanker suffer distortion of such nature as to create a reasonable doubt regarding the validity of the tank gauge tables described herein (or any subsequent calibration provided for herein), Buyer or Buyer’s agent shall recalibrate the damaged tanks, and the vessel shall not be employed as an LNG Tanker hereunder until appropriate corrections are made. If mutually agreed between Buyer and Seller representatives, recalibration of damaged tanks can be deferred until the next time when such damaged tanks are warmed for any reason, and any corrections to the prior tank gauge tables will be made from the time the distortion occurred. If the time of the distortion cannot be ascertained, the Parties shall mutually agree on the time period for retrospective adjustments.
5.    Units of Measurement and Calibration
The Parties shall co-operate in the design, selection and acquisition of devices to be used for measurements and tests in order that all measurements and tests may be conducted in the SI system of units, except for the quantity delivered which is expressed in MMBtu, the Gross Heating Value (volume based) which is expressed in Btu/SCF and the pressure which is expressed in millibar and temperature in Celsius. In the event that it becomes necessary to make measurements and tests using a new system of units of measurements, the Parties shall establish agreed upon conversion tables.
6.    Accuracy of Measurement
All measuring equipment must be maintained, calibrated and tested in accordance with the manufacturer’s recommendations. In the absence of a manufacturer’s recommendation, the minimum frequency of calibration shall be one hundred eighty (180) days, unless otherwise mutually agreed between the Parties. Documentation of all tests and calibrations will be made available by the Party performing the same to the other Party. Acceptable accuracy and performance tolerances shall be:
a)    Liquid Level Gauging Devices.
Each LNG tank of the LNG Tanker shall be equipped with primary and secondary liquid level gauging devices as per Paragraph 7(b) of this Exhibit A.
The measurement accuracy of the primary gauging devices shall be plus or minus seven point five (± 7.5) millimeters and the secondary liquid level gauging devices shall be plus or minus ten (± 10) millimeters.
The liquid level in each LNG tank shall be logged or printed.
b)    Temperature Gauging Devices.
The temperature of the LNG and of the vapor space in each LNG tank shall be measured by means of a number of properly located temperature measuring devices sufficient to permit the determination of average temperature.
The measurement accuracy of the temperature gauging devices shall be as follows:
(i)    in the temperature range of minus one hundred sixty-five to minus one hundred forty degree Celsius (-165 C to -140 °C), the accuracy shall be plus or minus zero point two degree Celsius (± 0.2 °C);
(ii)    in the temperature range of minus one hundred forty to plus forty degrees Celsius (-140C to +40 °C), the accuracy shall be plus or minus one point five degree Celsius (± 1.5 °C).
The temperature in each LNG tank shall be logged or printed.
c)    Pressure Gauging Devices.
Each LNG tank of the LNG Tanker shall have one (1) absolute pressure gauging device.
The measurement accuracy of the pressure gauging device shall be plus or minus one percent (± 1%) of the measuring range.

The pressure in each LNG tank shall be logged or printed.
d)    List and Trim Gauging Devices.
A list gauging device and a trim gauging device shall be installed. These shall be interfaced with the custody transfer system.
The measurement of list shall be conducted to the nearest zero decimal one (0.1) degree. The measurement of trim shall be conducted to the nearest zero decimal zero two (0.02) meter.
7.    Gauging and Measuring LNG Volumes Delivered
a)    Gauge Tables. Upon Seller’s representative and the independent surveyor, if present, arriving on board the LNG Tanker prior to the commencement of or during loading, Buyer or Buyer’s representative shall make available to them a certified copy of tank gauge tables for each tank of the LNG Tanker.
b)    Gauges. Volumes of LNG delivered pursuant to this Agreement shall be determined by gauging the LNG in the tanks of the LNG Tankers before and after loading. Each LNG Tanker’s tank shall be equipped with a minimum of two (2) independent sets of level gauges, each set utilizing preferably a different measurement principle. Comparison of the two (2) systems, designated as Primary and Secondary Measurement Systems, shall be performed from time to time to ensure compliance with the acceptable performance tolerances stated herein.
c)    Gauging Process. Gauging the liquid in the tanks of the LNG Tankers and measuring of liquid temperature, vapor temperature and vapor pressure in each LNG tank, trim and list of the LNG Tankers, and atmospheric pressure shall be performed, or caused to be performed, by Buyer before and after loading. Seller’s representative shall have the right to be present while all measurements are performed and shall verify the accuracy and acceptability of all such measurements. The first gauging and measurements shall be made immediately before the commencement of loading. The second gauging and measurements shall take place immediately after the completion of loading.
d)    Records. Copies of gauging and measurement records shall be furnished to Seller immediately upon completion of the loading report from the independent surveyor.
e)    Gauging Liquid Level of LNG. The level of the LNG in each LNG tank of the LNG Tanker shall be gauged by means of both the primary and secondary gauging devices installed in the LNG Tanker for that purpose, with the secondary gauging device as a back-up in case the primary device fails for any reason. The level of the LNG in each tank shall be logged or printed.
Measurement of the liquid level in each LNG tank of the LNG Tanker shall be made to the nearest millimeter by using the primary liquid level gauging devices. Should the primary device fail for any of the measurements, the secondary device shall be used.

Five (5) readings shall be made following manufacturer’s recommendations on reading interval. The arithmetic average of the readings rounded to the nearest millimeter using one (1) decimal place shall be deemed the liquid level.
f)    Determination of Temperature. The temperature of the LNG and of the vapor space in each LNG tank shall be measured by means of a sufficient number of properly located temperature measuring devices to permit the determination of average temperature. Temperatures shall be measured at the same time as the liquid level measurements and shall be logged or printed.
In order to determine the temperature of liquid and vapor respectively in the LNG Tanker one (1) reading shall be taken at each temperature gauging device in each LNG tank. An arithmetic average of such readings rounded to the nearest zero point one degree Celsius (0.1 °C) using two (2) decimal places with respect to vapor and liquid in all LNG tanks shall be deemed the final temperature of the vapor and liquid respectively.
Buyer shall cause each cargo tank in the LNG Tanker to be provided with a minimum of five (5) temperature measuring devices. One such measuring device shall be located in the vapor space at the top of each cargo tank, one near the bottom of each cargo tank and the remainder distributed at appropriate intervals from the top to the bottom of the cargo tank. These devices shall be used to determine the average temperatures of the liquid cargo and the vapor in the cargo tank.
The average temperature of the vapor in an LNG Tanker shall be determined immediately before loading by means of the temperature measuring devices specified above at the same time as when the liquid level is measured. The temperature measuring devices shall be fully surrounded by the vapor. This determination shall be made by taking the temperature readings of the temperature measuring devices in question to the nearest zero point zero one degrees Celsius (0.01°C), and if more than one of the devices are fully surrounded by the vapor, by averaging those readings, and rounding to one (1) decimal place.
The average temperature of the liquid in an LNG Tanker shall be determined immediately after loading by means of the temperature measuring devices specified above.
g)    Determination of Pressure. The pressure of the vapor in each LNG tank shall be determined by means of pressure measuring devices installed in each LNG tank of the LNG Tankers. The atmospheric pressure shall be determined by readings from the standard barometer installed in the LNG Tankers. Pressures shall be measured at the same time as the liquid level measurements, and shall be logged or printed.
Buyer shall cause the LNG Tanker to be provided with pressure measuring equipment capable of determining the absolute pressure of the vapor in each cargo tank with an accuracy equal to or better than plus or minus one percent (± 1%) of the measuring range.
The pressure of the vapor in an LNG Tanker shall be determined immediately before loading at the same time as when the liquid level is measured.

Such determination shall be made by taking the pressure readings of the pressure measuring devices to the nearest millibar, then averaging these readings and rounding to a whole millibar.
h)    Determination of Density. The LNG density shall be calculated using the revised Klosek-McKinley method. Should any improved data, method of calculation or direct measurement device become available which is acceptable to both Buyer and Seller, such improved data, method or device shall then be used.
8.    Samples for Quality Analysis
a)    General. Representative liquid samples shall be collected continuously and at an even flow proportional rate during the period of stable loading in accordance with ISO 8943 using a sampler of a design proven in service and customarily in use in the LNG industry. Either continuous on-line gas chromatography or off-line gas chromatography analysis of retained samples shall be used for custody transfer purposes in accordance with the customary practices and procedures at the Driftwood LNG Terminal. The resulting analyses, which are generally proportional to time, will be arithmetically averaged to yield an analysis that is representative of the loaded LNG cargo. This arithmetically averaged analysis shall be used for all appropriate calculations associated with the delivered LNG cargo. If both Seller and Buyer agree that the result of the arithmetic average does not give a fair representation of the composition of the LNG, both Parties shall meet and decide in good faith the appropriate method to determine the composition of the LNG. Should the automatic sampling system fail during the loading, manual samples shall be collected and analyzed for accounting purposes.
b)    Manual Samples. Prior to the end of the loading cycle, three (3) sets of spot samples shall be collected from the vaporizer at the following intervals during loading, when loading is twenty-five percent (25%), fifty percent (50%), and seventy-five percent (75%) complete. Spot samples shall be collected in accordance with Gas Processors Association (“GPA”) Standard 2166 - Methods for Obtaining Gas Samples for Analysis by Gas Chromatography - or by other mutually agreeable methods. The samples shall be properly labeled and then distributed to Buyer and Seller. Seller shall retain one (1) sample for a period of forty (40) days, unless the analysis is in dispute. If the analysis is in dispute, the sample will be retained until the dispute is resolved.
Sampling and analysis methods and procedures that differ from the above may be employed with the mutual agreement of the Parties.
9.    Quality Analysis
a)    Certification and Deviation. Chromatograph calibration gasses shall be provided and their composition certified by an independent third party. From time to time, deviation checks shall be performed to verify the accuracy of the gas composition mole percentages and resulting calculated physical properties. Analyses of a sample of test gas of known composition resulting when procedures that are in accordance with the above mentioned standards have been applied will be considered as acceptable if the resulting calculated gross heating value is within plus or minus zero point three percent (± 0. 3%) of the known gross heating value of the test gas sample. If the deviation exceeds the tolerance stated, the gross real heating value, relative density and compressibility previously calculated will be corrected immediately. Previous analyses will be corrected to the point where the error occurred, if this can be positively identified to the satisfaction of both Parties. Otherwise it shall be assumed that the drift has been linear since the last recalibration and correction shall be based on this assumption.
b)    GPA Standard 2261. All samples shall be analyzed by Seller to determine the molar fraction of the hydrocarbon and other components in the sample by gas chromatography using a mutually agreed method in accordance with GPA Standard 2261 - Method of Analysis for Gas and Similar Gaseous Mixtures by Gas Chromatography, current as of January 1st, 1990 and as periodically updated or as otherwise mutually agreed by the Parties. If better standards for analysis are subsequently adopted by GPA or other recognized competent impartial authority, upon mutual agreement of Buyer and Seller, they shall be substituted for the standard then in use, but such substitution shall not take place retroactively. A calibration of the chromatograph or other analytical instrument used shall be performed by Seller immediately prior to the analysis of the sample of LNG delivered. Seller shall give advance notice to Buyer of the time Seller intends to conduct a calibration thereof, and Buyer shall have the right to have a representative present at each such calibration; provided, however, Seller will not be obligated to defer or reschedule any calibration in order to permit the representative of Buyer to be present.
c)    GPA Standard 2377 and 2265. Seller shall determine the presence of Hydrogen Sulfide (H2S) by use of GPA Standard 2377 - Test of Hydrogen Sulfide and Carbon Dioxide in Gas Using Length of Stain Tubes. If necessary, the concentration of H2S and total sulfur will be determined using one or more of the following methods as is appropriate: gas chromatography, Gas Processors Standard 2265 - Standard for Determination of Hydrogen Sulfide and Mercaptan Sulfur in Gas (Cadmium Sulfate - Iodometric Titration Method) or any other method that is mutually acceptable. If Hydrogen Sulfide or Carbon Dioxide are detected by the above methods then Seller shall confirm the presence of Hydrogen Sulfide or Carbon Dioxide in accordance with GPA Standard 2261-00 (Analysis for Natural Gas and Similar Gaseous Mixtures by Gas Chromatography).
10.    Operating Procedures
a)    Notice. Prior to conducting operations for measurement, gauging, sampling and analysis provided in this Exhibit A, the Party responsible for such operations shall notify the appropriate representatives of the other Party, allowing such representatives reasonable opportunity to be present for all operations and computations; provided that the absence of the other Party’s representative after notification and opportunity to attend shall not prevent any operations and computations from being performed.
b)    Independent Surveyor. At the request of either Party any measurement, gauging, sampling and analysis shall be witnessed and verified by an independent surveyor mutually agreed upon by Buyer and Seller. The results of such surveyor’s verifications shall be made available promptly to each Party.
c)    Preservation of Records. All records of measurement and the computed results shall be preserved by the Party responsible for taking the same, or causing the same to be taken, and made available to the other Party for a period of not less than three (3) years after such measurement and computation.
11.    Quantities Delivered
a)    Calculation of MMBtu Quantities. The quantity of MMBtu delivered shall be calculated by Seller and verified by Buyer. Either Party may, at its own expense, require the measurements and calculations and/or their verification by an independent surveyor mutually agreed upon by the Parties. Consent to an independent surveyor proposed by a Party shall not be unreasonably withheld by the other Party.
b)    Determination of Gross Heating Value. All component values shall be in accordance with the latest revision of GPA Standard 2145 SI (2009) - Physical Constants for Hydrocarbons & Other Compounds of Interest to the Natural Gas Industry and the latest revision of the reference standards therein. Standard reference conditions for Hi component should be 15°C & 101.325 kPa.
c)    Determination of Volume of LNG Loaded.
(i)    The LNG volume in the tanks of the LNG Tanker before and after loading (valves have to be closed) shall be determined by gauging on the basis of the tank gauge tables provided for in Paragraph 6. During the period when measurement is occurring, no LNG cargo, ballast, boil-off gas, fuel oil or other cargo transfer activity will be carried out on the LNG Tanker. Measurements shall first be made immediately before loading commences. Accordingly, after connection of the loading arms, but prior to their cool down, and immediately before opening the manifold ESD valves of the LNG Tanker, the initial gauging shall be conducted upon the confirmation of stoppage of all spray pumps and compressors and shut-off of the gas master valve to the LNG Tanker’s boilers or any other gas consuming unit. The Gas master valve to the LNG Tanker’s boilers or any other Gas-consuming unit on the LNG Tanker shall remain closed until after the second gauging, unless a regulatory change requires the consumption of Gas during the LNG Tanker loading operations and/or upon mutual agreement of the Parties, in which case Gas consumed during loading shall be taken into account in the calculations pursuant to Paragraph 12.4 of this Exhibit A. A second gauging shall be made immediately after loading is completed. Accordingly, the second gauging shall be conducted upon the confirmation of shut-off of the manifold ESD valves, with ship transfer pumps off and allowing sufficient time for the liquid level to stabilize. The LNG Tanker’s lines, manifold and crossover lines shall be emptied (warm) before loading commences. If the crossover lines are liquid filled (cold) when measurement is taken before loading commences, such crossover lines will remain full (cold) until measurement is taken following the completion of loading. The volume of LNG remaining in the tanks immediately before loading of the LNG Tanker shall be subtracted from the volume immediately after loading and the resulting volume shall be taken as the volume of the LNG delivered from the terminal to the LNG Tanker.
The volume of LNG stated in cubic meters to the nearest zero point zero zero one (0.001) cubic meter, shall be determined by using the tank gauge tables and by applying the volume corrections set forth therein.

(ii)    Gas returned to the terminal during loading and Gas consumed by the LNG Tanker during loading shall be taken into account to determine the volume loaded for Buyer’s account in accordance with the formula in Paragraph 12.4 of this Exhibit A – MMBtu Calculation of the Quantity of LNG Loaded.
(iii)    If failure of the primary gauging and measuring devices of an LNG Tanker should make it impossible to determine the LNG volume, the volume of LNG loaded shall be determined by gauging the liquid level using the secondary gauging and measurement devices. If an LNG Tanker is not so equipped, the volume of LNG loaded shall be determined by gauging the liquid level in the Driftwood LNG Terminal’s onshore LNG storage tanks immediately before and after loading the LNG Tanker, in line with the terminal procedures, and such volume shall have subtracted from it an estimated LNG volume, agreed upon by the Parties, for boil-off from such tanks during the loading of such LNG Tanker. Seller shall provide Buyer, or cause Buyer to be provided with, a certified copy of tank gauge tables for each onshore LNG tank which is to be used for this purpose, such tables to be verified by a competent impartial authority.
12.    Calculations
The calculation procedures contained in this Paragraph 12 are generally in accordance with the Institute of Petroleum Measurement Manual, Part XII, the Static Measurement of Refrigerated Hydrocarbon Liquids, Section 1, IP 251/76.
d    =    density of LNG loaded at the prevailing composition and temperature Tl in kg/m3, rounded to two (2) decimal places, calculated according to the method specified in Paragraph 12.1 of this Exhibit A.
Hi    =    gross heating value (mass based) of component “i” in MJ/kg, in accordance with Paragraph 12.6(a) of this Exhibit A.
Hm    =    gross heating value (mass based) of the LNG loaded in MJ/kg, calculated in accordance with the method specified in Paragraph 12.3 of this Exhibit A, rounded to four (4) decimal places.
Hv    =    gross heating value (volume based) of the LNG loaded in Btu/SCF, calculated in accordance with the method specified in Paragraph 12.5 of this Exhibit A.
K1    =     volume correction in m3/kmol, at temperature Tl, obtained by linear interpolation from Paragraph 12.6(c) of this Exhibit A, rounded to six (6) decimal places.
K2    =    volume correction in m3/kmol, at temperature Tl obtained by linear interpolation from Paragraph 12.6(d) of this Exhibit A, rounded to six (6) decimal places.
Mi    =    molecular mass of component “i” in kg/kmol, in accordance with Paragraph 12.6(a) of this Exhibit A.
P    =    average absolute pressure of vapor in an LNG Tanker immediately before loading, in millibars, rounded to a whole millibar.

Q    =    number of MMBtu contained in the LNG delivered, rounded to the nearest ten (10) MMBtu.
Tl     =    average temperature of the liquid cargo in the LNG Tanker immediately after loading, in degrees Celsius, rounded to one (1) decimal place.
Tv    =     average temperature of the vapor in an LNG Tanker immediately before loading, in degrees Celsius, rounded to one (1) decimal place.
V    =    the volume of the liquid cargo loaded, in cubic meters, rounded to three (3) decimal places.
Vh    =    the volume of the liquid cargo in an LNG Tanker immediately before loading, in cubic meters, rounded to three (3) decimal places.
Vb    =    the volume of the liquid cargo in an LNG Tanker immediately after loading, in cubic meters, rounded to three (3) decimal places.
Vi    =    molar volume of component “i” at temperature Tl, in m3/kmol, obtained by linear interpolation from Paragraph 12.6(b) of this Exhibit A, rounded to six (6) decimal places.
Xi    =    molar fraction of component “i” of the LNG samples taken from the loading line, rounded to four (4) decimal places, determined by gas chromatographic analysis.
Xm    =    the value of Xi for methane.
Xn    =    the value of Xi for nitrogen.
12.1    Density Calculation Formula
The density of the LNG loaded which is used in the MMBtu calculation in Paragraph 12.4 of this Exhibit A shall be calculated from the following formula derived from the revised Klosek-McKinley method:

d	=	Σ (Xi x Mi)
		Σ (Xi x Vi)	-	[	K1+	(K2-K1) x Xn	]	x	Xm
0.0425

In the application of the above formula, no intermediate rounding shall be made if the accuracy of “d” is thereby affected.
12.2    Calculation of Volume Delivered
The volume, in cubic meters, of each LNG cargo loaded shall be calculated by using the following formula:

V = Vb - Vh

12.3    Calculation of Gross Heating Value (Mass Based)
The gross heating value (mass based), in MJ/kg, of each LNG cargo loaded shall be calculated by using the following formula:

Hm	=	Σ (Xi x Mi x Hi)
Σ (Xi x Mi)

12.4    MMBtu Calculation of the Quantity of LNG Loaded
The number of MMBtu contained in the LNG loaded shall be calculated using the following formula:

Q	=	1	x	{	(V x d x Hm)	-	(	V	x	288.15	x	P	)	x	37.7	+	QBOG	}
		1055.12								273.15 + Tv		1013.25

The derivation of the conversion factor 1/1055.12 in the formula in this Paragraph for the conversion of MJ into MMBtu is obtained from GPA-2145:1994 and IP-251:1976 as follows:
(a)    q(T,P) means the gross heating value (measured at temperature T and pressure P), contained in a given quantity of gas;
(b)    q(60°F, 14.696 psia) in MJ = 1/1.00006 x q(15°C, 1013.25 millibar) in MJ;
(c)    1 MMBtu corresponds to 1055.06 MJ;
(d)    q(60°F, 14.696 psia) in MMBtu = 1/1055.06 x q(60°F, 14.696 psia) in MJ; and
(e)    Combining (b) and (d) above yields:
q(60°F, 14.696 psia) in MMBtu = 1/1055.12 x q(15°C, 1013.25 millibar) in MJ.
Hence the number of MJ derived shall be divided by 1055.12 to obtain the number of MMBtu for invoicing purposes.

QBOG	= the quantity of boil-off gas in MJ consumed by the LNG Tanker during loading, calculated as follows:

QBOG = (V2 x 55.575)

where:

V2	= the quantity of Gas consumed by the LNG Tanker during loading (as calculated pursuant to the below formula), stated in kg and rounded to the nearest kg; and

55.575	= the heating value of the vapor (assumed to be 100% of methane) stated in MJ/kg at standard reference conditions (15˚C, 1.01325 bar) for both combustion & metering references (tables below).

Quantity of Natural Gas Consumed by LNG Tanker (V2):

The quantity of Gas consumed by the LNG Tanker during loading shall be computed by taking the initial and the final reading of Natural Gas Consumption Meter on board the LNG Tanker (i.e. final reading of Natural Gas Consumption Meter after completion of loading minus initial reading of Natural Gas Consumption Meter before the start of loading) and is calculated by using the following formula:

V2    =    Vf – Vi
where:

V2	= the quantity of Gas consumed by the LNG Tanker during loading, stated in kg;

Vf	= the reading of Natural Gas Consumption Meter on board the LNG Tanker after the completion of loading, stated in kg; and

Vi	= the reading of Natural Gas Consumption Meter on board the LNG Tanker before the start of loading, stated in kg.

12.5    Calculation of Gross Heating Value (Volume Based)
The calculation of the Gross Heating Value (volume based) in Btu/SCF shall be derived from the same compositional analysis as is used for the purposes of calculating the Gross Heating Value (mass based) Hm and the following formula shall apply:

Hv = 1.13285 x Σ (Xi x Mi x Hi)

The derivation of the conversion factor 1.13285 for the conversion of MJ/kmol into Btu/SCF is obtained as follows:

(a)    molar gross heating value = å (Xi x Mi x Hi) MJ/kmol;
(b)    1 kmol = 2.20462 lbmol;
(c)    1 lbmol = 379.482 SCF;
(d)    hence 1 kmol = 836.614 SCF; and
(e)    Hv = 1,000,000 / (1055.12 x 836.614) x å (Xi x Mi x Hi) Btu/SCF
12.6    Data
(a)    Values of Hi and Mi

Component	Hi (in MJ/kg)	Mi (in kg/kmol)
Methane	55.575	16.0425
Ethane	51.951	30.0690
Propane	50.369	44.0956
Iso-Butane	49.388	58.1222
N-Butane	49.546	58.1222
Iso-Pentane	48.950	72.1488
N-Pentane	49.045	72.1488
N-Hexane	48.715	86.1754
Nitrogen	0	28.0134
Carbon Dioxide	0	44.0095
Oxygen	0	31.9988

Source: GPA Publication 2145 Sl-2009: “Table of Physical Properties for Hydrocarbons and Other Compounds of Interest to the Natural Gas Industry”.
(b)    Values of Vi (cubic meter/kmol)

Temperature	-150°C	-154°C	-158°C	-160°C	-162°C	-166°C	-170°C
Methane	0.039579	0.038983	0.038419	0.038148	0.037884	0.037375	0.036890
Ethane	0.048805	0.048455	0.048111	0.047942	0.047774	0.047442	0.047116
Propane	0.063417	0.063045	0.062678	0.062497	0.062316	0.061957	0.061602
Iso-Butane	0.079374	0.078962	0.078554	0.078352	0.078151	0.077751	0.077356
N-Butane	0.077847	0.077456	0.077068	0.076876	0.076684	0.076303	0.075926
Iso-Pentane	0.092817	0.092377	0.091939	0.091721	0.091504	0.091071	0.090641
N-Pentane	0.092643	0.092217	0.091794	0.091583	0.091373	0.090953	0.090535
N-Hexane	0.106020	0.105570	0.105122	0.104899	0.104677	0.104236	0.103800
Nitrogen	0.055877	0.051921	0.048488	0.046995	0.045702	0.043543	0.041779
Carbon Dioxide	0.027950	0.027650	0.027300	0.027200	0.027000	0.026700	0.026400
Oxygen	0.03367	0.03275	0.03191	0.03151	0.03115	0.03045	0.02980

Source: National Bureau of Standards Interagency Report 77-867, Institute of Petroleum IP251/76 for Oxygen.
Note:    For intermediate values of temperature and molecular mass a linear interpolation shall be applied
(c)    Values of Volume Correction Factor, K1 (cubic meter/kmol)

Molecular Mass of Mixture	-150°C	-154°C	-158°C	-160°C	-162°C	-166°C	-170°C
16.0	-0.000012	-0.000010	-0.000009	-0.000009	-0.000008	-0.000007	-0.000007
16.5	0.000135	0.000118	0.000106	0.000100	0.000094	0.000086	0.000078
17.0	0.000282	0.000245	0.000221	0.000209	0.000197	0.000179	0.000163
17.2	0.000337	0.000293	0.000261	0.000248	0.000235	0.000214	0.000195
17.4	0.000392	0.000342	0.000301	0.000287	0.000274	0.000250	0.000228
17.6	0.000447	0.000390	0.000342	0.000327	0.000312	0.000286	0.000260
17.8	0.000502	0.000438	0.000382	0.000366	0.000351	0.000321	0.000293
18.0	0.000557	0.000486	0.000422	0.000405	0.000389	0.000357	0.000325
18.2	0.000597	0.000526	0.000460	0.000441	0.000423	0.000385	0.000349
18.4	0.000637	0.000566	0.000499	0.000477	0.000456	0.000412	0.000373
18.6	0.000677	0.000605	0.000537	0.000513	0.000489	0.000440	0.000397
18.8	0.000717	0.000645	0.000575	0.000548	0.000523	0.000467	0.000421
19.0	0.000757	0.000685	0.000613	0.000584	0.000556	0.000494	0.000445
19.2	0.000800	0.000724	0.000649	0.000619	0.000589	0.000526	0.000474
19.4	0.000844	0.000763	0.000685	0.000653	0.000622	0.000558	0.000503
19.6	0.000888	0.000803	0.000721	0.000688	0.000655	0.000590	0.000532
19.8	0.000932	0.000842	0.000757	0.000722	0.000688	0.000622	0.000561
20.0	0.000976	0.000881	0.000793	0.000757	0.000721	0.000654	0.000590
25.0	0.001782	0.001619	0.001475	0.001407	0.001339	0.001220	0.001116
30.0	0.002238	0.002043	0.001867	0.001790	0.001714	0.001567	0.001435

Source: National Bureau of Standards Interagency Report 77-867.
Note 1:    Molecular mass of mixture equals ∑ (Xi x Mi).
Note 2:    For intermediate values of temperature and molecular mass a linear interpolation shall be applied.
(d)    Values of Volume Correction Factor, K2 (cubic meter/kmol)

Molecular Mass of Mixture	-150°C	-154°C	-158°C	-160°C	-162°C	-166°C	-170°C
16.0	-0.000039	-0.000031	-0.000024	-0.000021	-0.000017	-0.000012	-0.000009
16.5	0.000315	0.000269	0.000196	0.000178	0.000162	0.000131	0.000101
17.0	0.000669	0.000568	0.000416	0.000377	0.000341	0.000274	0.000210
17.2	0.000745	0.000630	0.000478	0.000436	0.000397	0.000318	0.000246
17.4	0.000821	0.000692	0.000540	0.000495	0.000452	0.000362	0.000282
17.6	0.000897	0.000754	0.000602	0.000554	0.000508	0.000406	0.000318
17.8	0.000973	0.000816	0.000664	0.000613	0.000564	0.000449	0.000354
18.0	0.001049	0.000878	0.000726	0.000672	0.000620	0.000493	0.000390
18.2	0.001116	0.000939	0.000772	0.000714	0.000658	0.000530	0.000425
18.4	0.001184	0.001000	0.000819	0.000756	0.000696	0.000567	0.000460
18.6	0.001252	0.001061	0.000865	0.000799	0.000735	0.000605	0.000496
18.8	0.001320	0.001121	0.000912	0.000841	0.000773	0.000642	0.000531
19.0	0.001388	0.001182	0.000958	0.000883	0.000811	0.000679	0.000566
19.2	0.001434	0.001222	0.000998	0.000920	0.000844	0.000708	0.000594
19.4	0.001480	0.001262	0.001038	0.000956	0.000876	0.000737	0.000623
19.6	0.001526	0.001302	0.001078	0.000992	0.000908	0.000765	0.000652
19.8	0.001573	0.001342	0.001118	0.001029	0.000941	0.000794	0.000681
20.0	0.001619	0.001382	0.001158	0.001065	0.000973	0.000823	0.000709
25.0	0.002734	0.002374	0.002014	0.001893	0.001777	0.001562	0.001383
30.0	0.003723	0.003230	0.002806	0.002631	0.002459	0.002172	0.001934

Source: National Bureau of Standards Interagency Report 77-867.
Note 1:    Molecular mass of mixture equals ∑ (Xi x Mi).
Note 2:    For intermediate values of temperature and molecular mass a linear interpolation shall be applied.